UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission file number: 001-41994

Massimo Group
(Exact name of registrant as specified in its charter)

Nevada	**92-0790263**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3101 W Miller Road	
Garland, TX	**75041**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (877) 881-6376

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Trading Symbol(s)**	**Name of each exchange on which registered:**
Common stock, par value $0.001 per share	MAMO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer, "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's common shares held by non-affiliates of the registrant was approximately $20,692,509, based on the closing price on that date as reported on the Nasdaq Stock Market.

As of March 31, 2026, there were 41,640,950 shares of common stock, par value $0.001 per share, of the registrant issued and outstanding.

TABLE OF CONTENTS

Unless otherwise stated in this Annual Report on Form 10-K (this "Report"), references to "we," "us," "our," "Company" or "our Company" are to Massimo Group, a Nevada corporation and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this Report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategies and plans, projected costs and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "believe," "may," "will," "estimate," "continue," "anticipate," "should," "shall," "intend," "goal," "objective," "seek," "expect," and similar expressions or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including but not limited to: our limited operating history on which to judge our performance and assess our prospects for future success, risks related to our reliance on a network of independent dealers and distributors to manage the retail distribution of many of our products, our reliance on third-party manufacturers and supplies for our products, risks related to the fact that the majority of the products we purchase are manufactured by suppliers in China and their operations are subject to risks associated with business operations in China including tariffs, the inexperience of our principal shareholder and senior management in operating a publicly traded company, economic conditions that impact consumer spending may have a material adverse effect on our business, or results of operations or financial condition, intense competition in all product lines, including from some competitors that have greater financial and marketing resources, to our ability to attract and retain key personnel, potential harm caused by misappropriation of our data and compromises in cybersecurity, changes in laws, regulatory requirements, governmental incentives and fuel and energy prices, litigation, regulatory proceedings, complaints, product liability claims and/or adverse publicity, the inability of our dealers, customers and distributors to secure adequate access to capital or financing, failure to develop brand name and reputation, significant product repair and/or replacement due to product warranty claims or product recalls, the impact of health epidemics, including the COVID-19 pandemic, on our business, other risks and uncertainties we face and the actions we may take in response thereto described in this Report, including those described in the "*Risk Factors*" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Report or to conform these statements to actual results or revised expectations.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this Report and the documents that we reference in this, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this Report by these cautionary statements.

PART I

Item 1. Business.

Overview

Massimo Group is a U.S.-based provider of utility-focused powersports and recreational vehicles, serving rural, agricultural, and commercial customers through a nationwide distribution and service network that enables broad market coverage, efficient product delivery, and ongoing dealer and customer support. Our product portfolio includes utility terrain vehicles ("UTVs"), all-terrain vehicles ("ATVs"), golf carts, scooters, and pontoon boats. We are focused on transitioning the traditional powersports category toward utility-driven, all-weather mobility solutions designed for year-round use across agricultural, commercial and recreational applications.

We position our business as a provider of practical, utility-driven mobility solutions rather than a provider of purely recreational products. Our vehicles are designed for real-world applications, including farming, land management, property maintenance, security, and light industrial use. A significant portion of our customer base operates in rural and agricultural markets. This aligns our business with essential-use demand rather than purely discretionary consumer spending.

We manufacture, import and distribute a diversified portfolio of utility and recreational vehicles across multiple product categories. We plan to offer All-Weather options for all UTVs in the future. We are advancing the UTV category through fully enclosed, HVAC-equipped vehicles designed for year-round operation across diverse climates and working environments, including models such as the Sentinel 570 and Sentinel 770, with additional models planned. We have also been developing new product lines, such as electric vehicle ("EV") chargers and electric Pontoon Boats, all of which are currently available for sale. In addition to distributing our products, we aim to provide unparalleled customer service, which includes over 600 motor vehicles and 5,500 marine third-party service providers across the United States, 24-hour customer support and an approximately 40,000 sq. ft. parts facility which enables us to fulfill most parts orders within 48 hours. We believe our distribution and service infrastructure is a key competitive advantage, enabling broad national coverage, efficient fulfillment, and strong dealer and customer support.

We are headquartered in a 376,000 sq. ft. facility, of which 280,000 sq. ft. is dedicated to Massimo Motor Sports LLC ("Massimo Motor Sports") and 96,000 sq. ft. to Massimo Marine LLC ("Massimo Marine"). Our Dallas, Texas, facility sits next to seven acres of boat storage and includes a design center, two manual assembly lines, an automated robotic vehicle-assembly line, a parts department, a test track, a dynamometer, and more than 30 loading docks. Our products are sold directly by us in the e-commerce marketplace and through a network of dealerships, distributors, and chain stores. We have a significant in-store UTV retail partnership with Tractor Supply Co. In March 2025, we expanded our distribution capabilities through an e-commerce platform in partnership with Ekho Dealer, enabling customers to browse, configure, and purchase vehicles online while integrating directly with our dealer network for fulfillment and service. This capability enhances our omnichannel distribution strategy.

We manufacture and assemble our products in our Dallas facility and rely on an international network of strategic global partnerships to supply us with parts and components. In 2017, we began a partnership with Linhai Yamaha Motor Co., located in Shanghai, China, which allowed us to rapidly expand our product line and increase the performance of our vehicles.

On June 11, 2024, we entered into a strategic partnership agreement with Armlogi Holding Corp ("Armlogi"), a U.S.-based warehousing and logistics service provider, to gain access to Armlogi's warehousing facilities and tailored logistics services for fast order fulfillment of our UTVS, ATVs, Go-Karts and Golf Carts. Pursuant to the agreement, Armlogi will receive containers of our vehicle kits arriving from Asian suppliers at its warehouses in Savannah, GA, Edison, NJ, and Walnut, CA. Massimo will provide vehicle assembly at the warehouses, and Armlogi will supply inventory management, storage services, logistics, and delivery to final order destinations.

Strategic Positioning

We are evolving from a traditional powersports company into a utility mobility platform supported by a nationwide distribution and service infrastructure. Our strategy is centered on expanding all-weather vehicle capabilities, strengthening our dealer and service network, and enhancing our ability to serve both retail and commercial customers.

AI Technology Expansion

In December 2025, the Company established Massimo AI Technology, Inc., a wholly-owned subsidiary focused on exploring the integration of advanced technologies into our operations and product ecosystem. These efforts are currently in the early research and development stage and include evaluating applications in industrial automation, logistics, and intelligent systems. We are developing capabilities in areas such as machine vision, sensor integration, and control systems; however, these initiatives are in development and may not result in commercially viable products or services.

In February 2026, the Company entered into a non-binding letter of intent to acquire 100% of FST Development Company Limited, a technology firm specializing in intelligent hardware and AI-driven solutions, to accelerate our integration of AI and health-robotics technology across our product lines. However, as the letter of intent is non-binding, there can be no assurance that a definitive agreement will be executed or that the transaction will be completed; furthermore, even if completed, the acquisition may not achieve the expected strategic benefits or synergies.

Corporate History

Massimo Motor Sports was initially formed as a limited liability company in Texas on June 30, 2009. Massimo Marine was formed as a limited liability company in Texas on January 6, 2020. At the time of the respective formations, Mr. David Shan had held one hundred percent (100%) of the issued and outstanding membership interests of Massimo Motor Sports and Massimo Marine.

On October 10, 2022, Massimo was formed, with Mr. David Shan as the sole stockholder. On June 1, 2023, the Company effectuated an internal reorganization whereby (i) Asian International Securities Exchange Co., Ltd. ("AISE") entered into two separate contribution agreements with Massimo Marine and Massimo Motor Sports, respectively, whereby AISE contributed $1,000,000 to Massimo Marine and $1,000,000 to Massimo Motor Sports in exchange for fifteen percent (15%) of membership interests in both entities, and (ii) simultaneously, on the same date, Mr. David Shan and AISE contributed their membership interests in Massimo Marine and Massimo Motor Sports, which was eighty-five percent (85%) and fifteen percent (15%) respectively, to Massimo in exchange for shares of common stock, par value $0.001 ("common stock") of Massimo, the end result being that Mr. David Shan and AISE owned eighty-five percent (85%) and fifteen percent (15%) of Massimo (the "Reorganization") prior to our initial public offering.

Listing

Our common stock began trading on April 2, 2024, on The Nasdaq Capital Market ("Nasdaq") under the symbol "MAMO."

Competitive Strengths

We believe the following strengths position us to continue to grow our business and expand our market presence:

All-Weather Product Innovation and Differentiation

We are focused on advancing the utility vehicle category through the introduction of fully enclosed, HVAC-equipped vehicles designed for year-round use. These all-weather platforms, including our Sentinel series, enable operation across a wide range of climates and applications, expanding the traditional use cases of UTVs beyond seasonal recreation into daily utility and commercial use. We believe this differentiation enhances our competitive positioning and increases our addressable market.

Scaled Distribution and Service Network

We have developed a broad distribution and service infrastructure across the United States, including a large network of independent dealers, national retail partners, and third-party service providers. This network enables us to reach customers across rural, agricultural, and commercial markets while providing ongoing service and support. Our parts and service capabilities, including rapid fulfillment and nationwide technician support, contribute to customer satisfaction and long-term relationships with dealers and end users.

Omnichannel Sales and Dealer Integration

We utilize a multi-channel distribution strategy that includes dealers, national retail partners, and e-commerce platforms. In 2025, we enhanced our digital capabilities through an e-commerce platform integrated with our dealer network, enabling customers to browse, configure, and purchase vehicles online while supporting dealer fulfillment and service. This omnichannel approach allows us to meet evolving customer purchasing preferences while strengthening dealer relationships.

Diversified Product Platform

We offer a diversified portfolio of products across multiple categories, including UTVs, ATVs, golf carts and electric utility carts, motorcycles, youth products and pontoon boats. This breadth allows us to serve a wide range of customer needs and reduces our reliance on any single product category. In addition, our product lineup includes both recreational and utility-focused vehicles, as well as entry-level and higher-value offerings, supporting customer acquisition and long-term brand engagement.

Utility-Focused Customer Base

A significant portion of our customers are engaged in agriculture, land management, and other utility-driven applications. This positions our business within essential-use demand segments, which we believe are more resilient than purely discretionary recreational markets.

Scalable and Flexible Supply Chain

We maintain relationships with a global network of manufacturing partners, enabling us to offer competitively priced products while maintaining quality standards. At the same time, we are actively working to diversify our supply chain by expanding sourcing across multiple regions and evaluating assembly and manufacturing opportunities outside of China. These initiatives are intended to improve resilience, reduce risk, and enhance operational flexibility.

Integrated Operations and Distribution Infrastructure

We operate from a 376,000 sq. ft. facility in Dallas, Texas, which serves as a central hub for assembly, product development, parts distribution and logistics. The facility includes design and testing capabilities, assembly lines, parts operations, and logistics infrastructure with more than 30 loading docks, supporting efficient product handling and shipment.

This centralized infrastructure allows us to assemble, accessorize, and prepare vehicles for shipment efficiently, enabling timely delivery to dealers, retailers, and customers. In addition, we have expanded our logistics capabilities through a partnership with Armlogi, providing access to strategically located warehousing facilities and enhanced inventory management and distribution services across key regions in the United States.

We believe our integrated operations and distribution capabilities support scalability, improve fulfillment speed, and enhance our ability to serve our dealer network and retail customers.

Experienced Management and Operational Leadership

Our management team has extensive experience in product development, sourcing, distribution, and retail execution within the powersports and outdoor industries. The team has demonstrated the ability to identify market opportunities, introduce new products, and expand distribution channels. We believe our leadership team is well-positioned to execute on our strategic initiatives, including expanding our all-weather vehicle platform, strengthening our dealer network, developing commercial and fleet sales channels, and enhancing our operational capabilities.

Strategy

Our strategy is focused on expanding our position as a provider of utility-focused vehicles and mobility solutions, supported by a scalable distribution and service platform. We are focused on increasing market share through product innovation, distribution expansion, and entry into new customer segments, including commercial and fleet applications.

Our key strategic initiatives include:

- Expand All-Weather Vehicle Platform

  ○ We are focused on expanding our portfolio of fully enclosed, HVAC-equipped vehicles designed for year-round use. We believe these all-weather platforms represent a significant evolution in the UTV category, enabling broader use cases across agricultural, commercial, and recreational applications. We plan to extend HVAC capabilities across our lineup, including future models such as the Sentinel 1500.

- Expand Distribution and Omnichannel Capabilities

  ○ We continue to strengthen our nationwide distribution footprint through dealer expansion, retail partnerships, and logistics infrastructure. Through our partnership with Armlogi, we have expanded our distribution center network across key regions in the United States, improving delivery times, reducing logistics costs, and enhancing dealer and customer responsiveness.
  ○ In addition, we are expanding our omnichannel capabilities through our e-commerce platform, enabling customers to browse, configure, and purchase vehicles online while integrating with our dealer network for fulfillment and service.

- Develop Fleet and Commercial Sales Channels

  ○ We are expanding into commercial and fleet markets through a dedicated fleet sales program launching in 2026. This initiative targets institutional, municipal, and commercial customers seeking utility vehicles for operational use. We have received early interest from fleet operators, particularly for our HVAC-equipped electric carts, which offer enhanced comfort and usability in year-round working environments.

- Expand Product Portfolio and Innovation

  ○ We continue to introduce new models and enhance existing products across our portfolio, including UTVs, ATVs, golf carts, and electric utility vehicles. Our product development efforts focus on improving functionality, durability, and user experience, as well as expanding into adjacent categories such as electric vehicles and technology-enabled products.
  ○ We are also exploring opportunities to introduce AI-enabled products through partnerships with third-party manufacturers, which may include applications in agriculture, security, and logistics.

- Diversify and Strengthen Supply Chain

  ○ We are actively working to diversify our supplier base and reduce reliance on any single geographic region. Our strategy includes expanding sourcing across multiple countries and evaluating assembly and manufacturing opportunities outside of China to mitigate geopolitical and tariff-related risks and improve supply chain resilience.

- Invest in Infrastructure and Operational Efficiency

  ○ We continue to invest in our operational capabilities, including assembly automation, logistics infrastructure, and information systems. These investments are intended to improve efficiency, support growth, and enhance our ability to scale our business.
  ○ We are also investing in our dealer development and regional sales capabilities to support network expansion, strengthen partner relationships, and improve execution as we introduce new product offerings.

Products

We offer a diversified portfolio of utility-focused and recreational vehicles, including UTVs, ATVs, golf carts and electric utility carts, motorcycles, pontoon boats, and a range of accessories and related products. Our product strategy is centered on delivering practical, durable, and feature-rich vehicles designed for both work and recreational use across rural, agricultural, and commercial applications.

The majority of our products are imported directly from our manufacturer network to our facility in Dallas where they are assembled, accessorized and inspected before shipment to a distributor or direct to the customer, with the exception of our Pontoon Boats, which are wholly manufactured at our Dallas facility. With the exception of our products designed for industry usage, our products are designed to serve both recreational and utility-focused applications, with increasing emphasis on commercial, agricultural and fleet use cases.

We constantly monitor the consumer market and consult with suppliers to determine what new products we can offer customers. In determining whether to commence distributing a product, among other things, we consider the quality and reliability of the product, the value we believe we can deliver to the consumer based on the price to be paid to the supplier and the reliability of the supplier.

ATV and UTV

Our ATV and UTV lineup include a range of models designed for both recreational and utility use, with applications including farming, land management, property maintenance, and outdoor recreation. Our UTV platform is a core focus of our product strategy, particularly as we expand into all-weather, HVAC-equipped models designed for year-round use.

We offer both gas-powered and electric models across our ATV and UTV categories, supported by a full line of accessories and replacement parts. We continue to prioritize product enhancements that improve durability, functionality, and operator comfort.



Massimo Sentinel 1500 HVAC Crew UTV



Massimo Sentinel 770 HVAC UTV


Massimo Buck 550-6 Crew UTV


Massimo T-Boss 560 UTV



Massimo MSA 760 ATV



Massimo MSA 450F ATV

Massimo MVR 2X and Massimo MVR Cargo Max Electric Golf Carts

Golf Carts and Electric Utility Carts

Our golf cart and electric utility cart lineup represents a growing segment of our business, serving both recreational and commercial applications. These vehicles are used in a variety of settings, including residential communities, campuses, hospitality environments, and light industrial and commercial operations.

We offer a range of electric golf carts and utility carts with features focused on comfort, efficiency, and customization. Our newer models include premium features such as enclosed cabins and HVAC systems, which are particularly attractive for commercial and fleet applications requiring year-round usability.

We believe our electric cart platform is well-positioned for expansion, particularly as we develop our fleet sales program targeting commercial customers seeking reliable, low-maintenance, and environmentally friendly transportation solutions.



Massimo MVR HVAC Pro



Massimo MVR HVAC Cargo Max Pro

9

Recreational Pontoon Boats

Our marine division focuses on recreational pontoon and tritoon boats designed for leisure, fishing, and family-oriented activities.

We entered the pontoon boat market in 2020 and have since developed a portfolio of both gas-powered and electric-powered models, supported by a full line of replacement parts and accessories.

We manufacture our pontoon boats at our Dallas, Texas facility and continue to evaluate opportunities to optimize product offerings, distribution and operational efficiency within this segment as part of our broader portfolio strategy.

We have also expanded our presence in electric marine propulsion through a partnership with Vision Marine Technologies Inc. ("Vision Marine"), under which certain of our pontoon boats are equipped with Vision Marine's E-Motion™ 180E Powertrain System, a turnkey electric propulsion solution.



Massimo Marine Pontoon Boat



Massimo Marine Tritoon Boat

10

For the 2026 model year, we are introducing product enhancements across our marine lineup. Our 22-foot and 24-foot models will include optional removable modular kitchen units featuring an integrated sink, handheld sprayer, refrigeration, and grilling capabilities. In addition, our 25-foot models will include updated design and performance features, including new fencing configurations, enhanced stern design, wraparound windshield options, upgraded seating layouts, and dual helm configurations.

Motorcycles, Go Karts, Youth Products and Accessories

In addition to our core vehicle categories, we offer a broad range of gas-powered and electric-powered motorcycles, minibikes, go karts, and youth-oriented products. This segment represents a meaningful portion of our unit volume, with annual sales of youth and entry-level products in the tens of thousands of units.

Our youth product lineup includes go karts, minibike, and electric balance bikes designed for younger riders, as well as entry-level recreational vehicles for new powersports users. These products are designed to be accessible, easy to operate, and aligned with customer demand for recreational and family-oriented outdoor activities.

We believe this category plays an important role in introducing new customers to our brand, supporting long-term customer engagement, and providing a foundation for progression into our higher-value utility and recreational vehicle offerings.



Massimo MB200S Mini Bike



Massimo Mini 125 Go Kart



Massimo GKD200S Go Kart



Massimo MB200 Mini Bike

We offer a wide range of accessories for all of our vehicles including replacement parts and supplies, along with seasonal equipment such as snowplows and enclosures specially designed for our UTVs. Our outdoor accessories include EV chargers, portable solar panels, electric coolers and power stations.

Marketing

Our marketing strategy is focused on reaching rural, agricultural and commercial customers who rely on utility-oriented vehicles for work, property management and recreational use. A significant portion of our customer base consists of farmers, landowners, ranchers, and small business operators, positioning our products within essential-use applications rather than purely discretionary spending.

We primarily market and sell our products through a nationwide network of dealers and retail partners, supported by in-store merchandising, dealer-led marketing initiatives, and national retail relationships. These channels allow us to maintain strong local market presence while benefiting from broader brand visibility.

We have also expanded our digital capabilities to support evolving customer purchasing behavior. In March 2025, we launched an enhanced e-commerce platform through our partnership with Ekho Dealer, enabling customers to browse, configure, and purchase vehicles online while integrating with our dealer network for fulfillment and service. This omnichannel approach allows us to support both traditional in-store purchasing and online engagement.

Our product positioning emphasizes utility, durability and year-round usability. We are increasingly focused on promoting our HVAC-equipped, all-weather vehicles, which are designed to expand use cases beyond seasonal recreation and support daily operational needs in a variety of environments.

In addition, we are developing targeted marketing initiatives for commercial and fleet customers as we expand our presence in these segments. These efforts include direct engagement with fleet operators and businesses seeking utility vehicles for operational use.

We continue to leverage a combination of digital marketing, dealer partnerships, retail placement, and customer engagement programs to drive brand awareness, customer acquisition and long-term retention.

Multiple Distribution Channels

We sell our products through a diversified, omnichannel distribution platform that includes independent dealers, national retail partners, and e-commerce channels. We have established a broad dealer network with approximately 2,800 locations across the United States, including relationships with major retailers such as Tractor Supply Co., Lowe's, Walmart, and others.

Our dealer network represents a core component of our go-to-market strategy, enabling localized sales, service, and customer engagement. We maintain long-term relationships with our dealer partners and support them through marketing programs, inventory management, and sales initiatives designed to drive product visibility and sell-through.

We have also expanded our digital capabilities through our e-commerce platform, including our partnership with Ekho Dealer, which enables customers to browse, configure, and purchase vehicles online while integrating with our dealer network for fulfillment and service. This omnichannel approach allows us to support evolving customer purchasing behavior while strengthening dealer relationships.

In addition, we maintain relationships with distributors and are selectively expanding into international markets, including initial efforts in Europe through independent distribution partners. We believe our diversified distribution model provides broad market access, enhances brand visibility and supports scalable growth across multiple customer segments.

Dedicated Customer Support and Service Infrastructure

Our customer engagement extends beyond the point of sale through a comprehensive service and support platform designed to maintain long-term customer relationships and ensure product performance. Post-sale activities include delivery confirmation, warranty registration, maintenance reminders and ongoing customer communication.

We maintain a dedicated team of full-time employees, including trained technicians, who provide support to both customers and dealers through online and telephone channels. Our support infrastructure is designed to assist with product operation, diagnostics, and maintenance across our full product portfolio.

We operate an approximately 40,000 sq. ft. parts facility that stocks a full line of parts, accessories, and maintenance items, enabling us to fulfill most parts orders within 48 hours. We also provide detailed parts diagrams and service manuals to support efficient maintenance and repair.

In addition, we have implemented a mobile technician program, with trained technicians deployed nationwide to provide on-site support to dealers and customers. These technicians assist with maintenance, training, diagnostics, and repair services, improving service responsiveness and reducing vehicle downtime.

Product Warranties

We provide warranty coverage designed to support product reliability and customer confidence across our product portfolio. We provide limited warranty coverage for defects in materials and workmanship in our ATVs, UTVs, golf carts, Go-Karts and motorcycles for a period of one year. The warranty is non-transferable for the period of coverage if the vehicle is resold. Our limited warranty is void if the vehicle is used as a rental, racing or any modifications are made to the product. Although we employ quality control procedures, a product is sometimes distributed which needs repair or replacement. Historically, product recalls have not had a material effect on our business.

We have entered into an exclusive arrangement with Mercury Marine, a division of Brunswick corporation ("Mercury Marine" or "Mercury"), so all of our Pontoon Boats come equipped with a Mercury outboard engine and parts. Our Mercury warranty and service program gives our customers access to 5,500 approved service centers in the United States. Like most luxury brands, we offer a ten-year warranty on the deck of the Pontoon Boats and a lifetime warranty on aluminum on many materials and workmanship and a three-year warranty for defects in critical parts including the structure, pontoons, fencing, channels, motor mounts and rotomold seat frames caused by poor workmanship. Because we are Mercury exclusive, our customers receive a three-year warranty offered by Mercury on everything supplied by Mercury, which includes digital control, hydraulic steering, throttle, steering system, engine, cables, and electrical. Our warranty, along with the Mercury are transferable during the original warranty period and are in line with top level original equipment manufacturers.

Financing Arrangements

We support our dealer network and end customers through a range of financing solutions designed to facilitate product accessibility and drive sales growth.

For dealer financing, we maintain floor plan arrangements with multiple providers, including Northpoint Commercial Finance, Automotive Finance Corporation (AFC), and Dealer Direct. These programs enable dealers and distributors to finance inventory purchases, with the Company typically receiving payment shortly after shipment. To support dealer adoption and inventory turnover, we offer promotional programs under which we subsidize interest costs for an initial period, generally up to 90 days.

For retail customers, we work with a network of third-party financing partners to provide installment loan and lease options across our product portfolio, including UTVs, ATVs, golf carts, and pontoon boats. These programs are designed to support a broad range of customers, including both prime and non-prime borrowers. We also offer promotional financing programs, including opportunities for qualified buyers to access low or zero percent APR financing on select models.

In addition, we have partnered with Horsepower Financial to offer lease financing options, providing customers with additional flexibility in how they acquire and use our vehicles.

As we continue to expand our portfolio of higher-value, HVAC-equipped vehicles and premium product offerings, we believe our financing relationships will play an increasingly important role in supporting customer adoption and driving sales growth by improving affordability and purchasing flexibility.

These financing programs are an important component of our go-to-market strategy, particularly as we expand into higher-priced product categories.

Manufacturing and Sourcing

We manufacture our Pontoon Boats in our 376,000 sq. ft. facility of which 280,000 sq. ft. is dedicated to Massimo Motor Sports and 96,000 sq. ft. to Massimo Marine. Our facility is adjacent to a seven-acre storage area for boats in Dallas, Texas. This space houses a design center, two assembly lines, training rooms, an approximately 40,000 square foot parts department, and over thirty loading docks. Structural components and other materials are sourced locally from a variety of suppliers and electrical components and engines are obtained through an exclusive arrangement with Mercury. We have entered into an exclusive arrangement with Mercury, so all of our Pontoon Boats come equipped with a Mercury outboard engine and parts.

Apart from the brand name items we offer to our customers, such as the outboard motor, depth finder, radio and stereo system, the materials and components used in our pontoons are generally available from multiple suppliers. If any supplier was unable to fulfill our needs, alternate sources are available. More than 60% of the value of our boats are USA sourced, thus limiting our risk for overseas interruption.

Substantially all products other than our boats, in particular our ATVs and UTVs, are sourced from select global manufacturers with which we have ongoing relationships. Our in-house sourcing and logistics personnel reach out to possible vendors, suppliers and raw material providers, and review their products and background to ensure that their products will meet our standards and that they can meet our needs on a timely basis. We review market trends with our major suppliers to coordinate manufacturing volumes and delivery dates and determine whether there is an opportunity to upgrade or accessorize a product to increase its customer appeal, the sales price and our margins. We currently have ongoing supply agreements in place with approximately 30 suppliers, two of which are located in the United States, one in Taiwan, one in Vietnam, and the majority in China.

In 2017, we entered into a partnership for engines with Linhai Yamaha Motor Co. which enabled us to increase the performance of our vehicles and offer new products. An agreement reached in 2019 with Kubota Japan enabled us to obtain a reliable diesel engine with which to enter the diesel UTV market. Currently, our top three suppliers are Linhai Powersports USA Corporation ("Linhai Powersports"), Huzhou Meiwen Textile Imp. & Exp. Co., Ltd. and Linhai Co., Ltd., all of which are located in China and supplied us with approximately 79% and 8% (by cost) of our products in the fiscal years ended December 31, 2024 and 2025, respectively.

We do not currently expect to suspend our production, sales or maintenance of any of our products or experience higher costs due to constrained capacity or materially increased commodity prices or challenges sourcing materials. We believe our supply chain can respond to expected consumer demand and we will be able to continue to supply products to our customers at reasonable prices. While we have not experienced material supply disruptions to date, we continue to monitor supply chain conditions and maintain flexibility in our sourcing strategy. There can be no assurance that future disruptions will not occur. We have not been affected by export restrictions or sanctions. Nevertheless, we are focusing on broadening our base of suppliers to reduce our dependence on a limited number of suppliers for the majority of our products, to minimize the risk of relying upon Chinese manufacturers, including the risk of fluctuations in the exchange rate between the U.S. Dollar and the legal currency of China ("Chinese RMB") and impact of tariffs. Our ability to meet customer demand is significantly impacted by tariffs on imported components. The evolving tariff landscape, including tariffs applicable to Chinese imports, has introduced uncertainty and may directly affect our cost structure. While we continue exploring ways to mitigate this impact, including potential pricing adjustments, it remains uncertain whether we can pass these costs on to customers or if higher prices will negatively affect sales. For further details please see "*Risk Factors - There is no assurance there will not be disruptions to trade between China and the United States.*"

Research and Development

We invest in research and development ("R&D") to support the design, enhancement, and expansion of our product portfolio, with a focus on improving performance, functionality, and user experience across our vehicle platforms.

In recent periods, we have invested over $2 million in the development of new products, including our premium Sentinel series UTVs and MVR Pro series electric carts, with a particular emphasis on fully enclosed, HVAC-equipped platforms designed for year-round use. These investments support our strategy to expand into higher-value, utility-focused, and commercial applications.

In addition to our internal development efforts, we work closely with our manufacturing partners to design and refine our products. This collaborative approach allows us to leverage supplier expertise while maintaining an asset-efficient operating model.

We believe our R&D approach enables us to introduce new products and features efficiently while aligning our product development efforts with evolving customer needs and market trends.

Information Technology

We utilize information technology systems to support our operations, including product development, supply chain management, inventory control, sales processing and customer engagement. Our systems are designed to enable efficient coordination across our internal teams, suppliers, dealers and retail partners.

We have invested in integrating our enterprise resource planning ("ERP") systems with our sales and distribution platforms, including our e-commerce capabilities, to improve visibility into inventory, streamline order processing and enhance overall operational efficiency.

Our technology infrastructure supports our omnichannel distribution strategy by enabling coordination between online sales platforms and our dealer network for fulfillment and service. In addition, our systems facilitate communication and collaboration with customers, distributors, and service providers.

As we continue to grow, we expect to further invest in our technology systems to enhance scalability, improve data visibility and support ongoing operational efficiency.

Intellectual Property

We currently hold eight issued patents in the United States that protect certain aspects of our products, design and technologies. Each of our patents has a term of 14 years with the exception of one, which has 15 years. As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in the United States and China. The following is a summary of our patent portfolio:

No.	Name of Patents	Patent No.	Grant Date	Expiration Date
1	Motorbike design patent	US D643783S	August 23, 2011	August 23, 2025
2	Motorbike design patent	US D645791S	September 27, 2011	September 27, 2025
3	ATV design patent	D775563	January 3, 2017	January 3, 2031
4	ATV design patent	D701143	March 18, 2014	March 18, 2028
5a	Design patents acquired	D691924	October 22, 2013	October 22, 2027
5b	Design patents acquired	D788653	June 6, 2017	June 6, 2032
5c	Design patents acquired	D682750	May 21, 2013	May 21, 2027
5d	Design patents acquired	D709015	July 15, 2014	July 15, 2028

We also rely upon a combination of registered and unregistered trademarks, service marks, and trade names to strengthen our position as a branded motor sports company with increasing brand recognition. We hold various registered trademarks in the United States with respect to our brands and product lines. We carefully review the brands and trademarks being used by our competitors in the United States and other jurisdictions before using a new trademark and in determining the jurisdictions in which to register any new trademark used by us. As we continue to enter new product categories and develop new models of our current products, we plan to develop and register new trademarks to differentiate such products.

We intend on entering into confidentiality agreements with our suppliers, employees and consultants who may have access to our proprietary information. These agreements will provide that all inventions, ideas, discoveries, improvements, and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. See "*Risk Factors-Risks Relating to Our Business, Strategy, and Industry-We have not made use of confidentiality agreements in the past and, although we intend to rely on such agreements in future dealings with suppliers, employees, consultants, and other parties, the prior lack or the breach of such agreements could adversely affect our business and results of operations.*"

Employees

As of March 25, 2026, we had approximately 100 employees, including personnel in management and administration, sales and service, manufacturing, quality control, and research and development functions.

We operate with a scalable and asset-efficient model that leverages a combination of internal personnel, third-party manufacturing partners, and an extensive dealer and service network. This approach allows us to maintain operational flexibility while supporting growth across our product lines and distribution channels.

None of our employees are represented by a union, and we believe our relationship with our employees is satisfactory.

Competition

ATV and UTV Markets

The major players in the market include Polaris, Bombardier Recreational Products (BRP), Honda and Yamaha. We seek to differentiate ourselves by offering products with the latest design features and options and by providing superior aftermarket support to our customers and distributors.

Pontoon Boats Market

The United States Pontoon Boats market is fragmented and there is a significant number of vendors which offer Pontoon Boats across the country. Competition among vendors is based on product offerings and pricing, putting a premium on offering up to date models with high-end accessories.

Seasonality

The ATV and UTV markets do experience some seasonality, but we have developed our product lines to appeal to seasonal customers to minimize any disruptions. In the spring and summer months, we focus on outdoor campaigns tailored to spring cleaning, planting, fishing and family outdoor activities. We promote our complimentary lines of outdoor accessories including electric coolers, outdoor power stations and solar panels. In the fall and winter months, we have a heavy push for hunting season in the United States, and we promote our winter accessories including snow blowers, snowplows and enclosures, in addition we recently launched the winter series of our T-Boss UTV series with cab enclosure to provide protection from the elements.

With Pontoon Boats, we are both a distributor and a retailer, which provides some seasonal protection. Dealers order higher volumes between October to March while retail orders are higher April to September. This gives us an overall balance. While winter months are always slower than summer months, it allows us to maintain cash flow during the winter season.

Product Liability

Product liability claims are made against us from time to time. We do not believe that the outcome of any pending product liability litigation will have a material adverse effect on our operations. However, no assurance can be given as to whether any material product liability claims against us will be made in the future.

Our commercial general liability insurance provides us with coverages of $2,000,000 general aggregate limit and $2,000,000 products-completed operations aggregate limit, with a minimal amount of deductible per claim. We also have umbrella liability insurance with coverage of $5,000,000 aggregate on top of general liability insurance and workers' compensation insurance. We believe our current coverage is adequate for our existing business and will continue to evaluate the coverages in the future in line with our expanding sales and product breadth.

Insurance

We carry various insurance coverage policies to protect against certain risks consistent with the exposures associated with the nature of our operations. The most significant insurance policies that we carry include:

● commercial general liability insurance for bodily injury and property damage resulting from operations and our products;

● property insurance covering the replacement value of all real and personal property damage, including damages arising from earthquake, flood damage and business interruption;

● cargo insurance to protect against loss or damage to goods while in transit;

● workers' compensation coverage in the United States to required statutory limits;

● directors and officers insurance; and

● cyber insurance to mitigate risk exposure by offsetting recovery costs following a cyber-related security breach or similar event.

All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions.

Inflation

While our business has been impacted by rising inflation, our management does not believe that it has had a material negative impact on our business and results of operations. In recent years, our China-based suppliers have increased the cost of their products as a result of inflation. However, these increases have thus far been offset by the exchange rate fluctuation of the Chinese RMB, which has resulted in there being no material change to our costs. Although we are looking to broaden our supplier base outside of China to reduce our dependence upon Chinese-based suppliers in general, there is no assurance we will be able to broaden our supplier base outside of China or that increases in in our cost of goods will continue to be offset by exchange rate fluctuations.

In addition, to reduce the impact of inflation, we have worked with our suppliers to enter into letters of credit pursuant to which we can make purchases and incur interest and fees at a lower rate than had we made the purchases using our existing bank loan.

Regulatory Issues

We are subject to extensive laws and regulations at many steps in the design, importing, production, marketing and distribution of our products. In addition to the laws and regulations applicable to any business, there are certain requirements applicable only to powersports vehicles, Pontoon Boats, recreational products and outdoor accessories such as those we distribute. These regulations include standards related to safety, construction rules, sound and gaseous emissions, and the sale and marketing of products, and have generally become stricter in recent years.

We endeavor to take appropriate measures to provide a safe, clean working environment for our employees. We strive to ensure and work with our manufacturing partners to ensure that the products we offer comply with current regulations and with more stringent regulations anticipated to become effective in the foreseeable future. Such measures include the development of new engines and vehicle designs, independently and with our supplier partners, as well as the development of new energy-efficiency related technologies. The failure to comply with applicable laws, rules and regulations regarding employees and product safety, health, environmental and noise pollution could cause us to incur fines or penalties and our compliance programs require significant time and expense.

Distributor & Dealer Regulation

Our contractual relationships with distributors and dealerships throughout the country are subject to extensive regulation at the local, state and national level. Each state's Department of Motor Vehicles sets rules concerning pricing, competition, warranty claims and other aspects of the vehicular dealership business. These laws are further supported by state-wide "lemon laws." Lemon laws provide remedies for consumers who seek to be compensated for defective vehicles that fall short of accepted standards of quality and performance. The distribution of our vehicles is also regulated by state-wide licensing regimes, federal agency regulation and federal common law pertaining to the Uniform Commercial Code. We have taken efforts to comply with these regulations governing our relationships with our distributors and dealers by vetting our distributors and dealers to ensure their compliance with regulations statewide. The licenses and required compliance to do business in each state can become expensive, and we may allow our licenses to lapse if we ascertain that the costs outweigh the benefits. For example, in 2016, we allowed our Illinois license to expire and then in 2019, we reapplied for our Illinois license once we were confident that we would continue to generate revenue in the state to mitigate the costs.

Safety Regulation

Our products are subject to extensive laws, rules and regulations relating to product safety promulgated by the federal and state governments or regulatory authorities of the United States and the federal and provincial provinces in Canada. These requirements pertain to the design, production, distribution and use of our products. We are a member of several industry and trade associations in Canada, the United States, and other countries whose mandate is to promote safety in the manufacture and use of powersports products. Some of those trade associations promulgate voluntary industry product safety standards with which we and our suppliers comply. While we strive to meet the safety standards set by state and federal authorities, we have been subject to several inquiries by the U.S. Consumer Product Protection Commission regarding defective products. We have also been subject to penalties including a Stop Sale order on one of our electric balance bikes.

Use Regulation

In Canada, the United States and other countries, laws, rules and regulations have been promulgated or are under consideration relating to the use of powersports vehicles and boats. Some countries, provinces, states, municipalities and local regulatory bodies have adopted, or are considering the adoption of, legislation and local ordinances that restrict the use of snowmobiles, ATVs, UTV, Pontoon Boats and outboard engines to specified hours and locations. The use of many of these products has been restricted in some national parks and federal lands in Canada, the United States and other countries. In some instances, this restriction has consisted of a ban on the recreational use of these vehicles in specific locations.

Emissions Regulation

Our products are subject to sound and gaseous emissions laws, rules and regulations promulgated by the governments and regulatory authorities of Canada (Environment and Climate Change Canada), the United States (Environmental Protection Agency), individual American states (such as the California Air Resources Board) and other jurisdictions. Such laws, rules and regulations may require the development of new engines and vehicle designs, as well as the development of new energy-efficient technologies. The failure to comply with the laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues could result in fines or penalties and our efforts to comply with such regulations require significant time and expense.

Item 1A. Risk Factors.

An investment in our securities involves a high degree of risk. You should carefully consider the following risks, together with all other information contained in this Annual Report, before making an investment decision. The occurrence of any of the following risks could materially adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently consider immaterial may also impair our business.

Summary of Significant Risks Affecting Our Company

Our significant risks may be summarized as follows:

- We have a limited operating history on which to judge our performance and assess our prospects for future success.
- We rely on independent dealers and distributors to manage the retail distribution of many of our products.
- We rely on third parties to manufacture many of the products we sell.
- The majority of the products we purchase are manufactured in China and their operations are subject to risks associated with business operations in China. Any disruption of these manufacturers to supply us with appropriately priced products on a timely basis could have a material adverse effect on our business.
- Our management team has limited experience operating a company with publicly traded shares.
- Economic conditions that impact consumer spending may have a material adverse effect on our business, and our partners' business.
- We currently maintain all our cash and cash equivalents with three financial institutions.
- We face intense competition in all product lines, including from some competitors that have greater financial and marketing resources.
- Any decline in the social acceptability of our products or any increased restrictions on the access or the use of the Company's products in certain locations could materially and adversely affect our business, operation results, or financial condition.
- Our future expansion plans are subject to uncertainties and risks, and distribution centers we intend to open may not result in increased sales or efficiencies.
- Our limited investment in R&D of new products may adversely affect our ability to enhance existing products and develop and market new products.
- The inability of our dealers and distributors to secure adequate access to capital could materially and adversely affect our business.
- We depend upon the successful management of inventory levels, both ours and that of our dealers.
- There is no assurance there will not be disruptions to trade between China and the United States.
- We may not be able to successfully maintain our business strategy that relies upon offshore manufacturers.
- Supply chain problems, termination or interruption of supply arrangements or increases in the cost of products could have a material adverse effect on our business.
- The high cost of delivering our Pontoon Boats may limit the geographic market for these products.
- Higher fuel costs can materially and adversely affect our business.
- Changes in the credit markets could decrease the ability of consumers to purchase our products and have a material adverse effect on our business.
- We may require additional capital which may not be available.
- Our business depends on the continued contributions made by Mr. Shan, our founder, Chairman and Chief Executive Officer.
- Our business depends on the efforts of our management, and our business may be severely disrupted if we lose their services.
- If we fail to develop and protect our brand names and reputation, we may not attract and retain new distributors and dealers, or customers.
- We may be unable to protect our intellectual property or may incur substantial costs as a result of litigation or other proceedings relating to our intellectual property.
- Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our business.

- The failure of our IT systems or a security breach involving consumer or employee personal data could have a materially adverse effect on our business.
- Retail sales of our new products may be materially and adversely affected by declining prices for used versions of our products or by competitors supplying new products in excess of market demand.
- We are subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution, and other issues.
- If product liability lawsuits are filed against us, we may be exposed to significant financial liabilities.
- Our insurance may not be sufficient.
- We have been in the past, and may be, in the future subject to litigations arising from defective products that resulted in property damage, physical injury, and death.
- Our business requires us to pay licensing fees for each state that we operate in. We may not be able to justify the cost of compliance in a particular state or locality thus necessitating that we allow our license to expire.
- We have not made use of confidentiality agreements in the past and, although we intend to rely on such agreements in future dealings with suppliers, employees, consultants, and other parties, the prior lack or the breach of such agreements could adversely affect our business and results of operations.
- Our business could be materially harmed by epidemics, pandemics, or other public health emergencies, boycotts, and geo-political events.
- Our ability, or lack thereof, to attract, recruit, and maintain talented sales representatives may adversely affect our business and our plans to expand our market.
- Our ability, or lack thereof, to establish strategic partnerships and expand our distribution channels may adversely affect our business and our plans.
- U.S. government policies that provide incentives to farmers may be discontinued.
- There is no existing market for our securities, and we do not know if one will develop.
- The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.
- We have no current plans to pay cash dividends on our common stock for the foreseeable future.
- Our founder and principal shareholder have substantial influence over our Company.
- We will incur significant increased costs as a result of operating as a public company and will be required to devote substantial time to compliance initiatives.
- Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.
- As an "emerging growth company" under applicable law, we are subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.
- If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.
- Anti-takeover provisions in our Articles of Incorporation and Bylaws and Nevada law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.
- Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
- Our Bylaws provide that the Second Judicial District Court of Washoe County of the State of Nevada is the sole and exclusive forum for certain stockholder litigation matters.

Risks Relating to Our Business, Strategy, and Industry

We have a limited operating history on which to judge our performance and assess our prospects for future success.

In 2017, we entered the market and began distributing recreational vehicles, including UTVs and ATVs. In 2020, we began to distribute pontoon and tritoon boats and, more recently, we began to distribute accessories. Consequently, we have a limited operating history on which to evaluate our prospects and those of our products. We may fail to continue our growth. You should not consider our historical growth and expansion of our business as indicative of our ability to grow in the future.

We have entered into a non-binding letter of intent to acquire FST Development Company Limited, and we may not be able to complete this acquisition or, should we acquire it, we may not be able to successfully integrate it, which could adversely affect our business and stock price.

In February 2026, we entered into a non-binding Letter of Intent ("LOI") to acquire 100% of the equity interests of FST Development Company Limited ("FST"). The consummation of this acquisition is subject to numerous conditions, including the negotiation and execution of a definitive purchase agreement, the completion of satisfactory due diligence, and receipt of required board and regulatory approvals. There can be no assurance that we will be able to reach a definitive agreement with FST on favorable terms, or at all. Because the LOI is non-binding, either party may terminate negotiations at any time. If we fail to complete the acquisition, we may have incurred significant legal, accounting and managerial costs without realizing any of the anticipated benefits.

Furthermore, even if the acquisition is completed, we may face significant challenges in integrating FST's AI and health-robotics technologies into our existing powersports and marine product lines. These challenges include, but are not limited to:

● Difficulties in consolidating technology platforms and manufacturing processes;

● The potential loss of key technical personnel from FST;

● Unanticipated costs or liabilities associated with FST's business; and

● Failure to achieve the expected strategic synergies or market expansion in the AI-driven robotics sector.

If we are unable to successfully manage these risks, our business, financial condition, and results of operations could be materially and adversely affected.

Economic conditions that impact consumer spending may have a material adverse effect on our business, results of operations or financial condition.

Our products compete with a variety of other recreational products and activities for consumers' discretionary income and leisure time. Our results of operations are therefore sensitive to changes in overall economic conditions, primarily in North America, that impact consumer spending and particularly discretionary spending. Weakening of, and fluctuations in, economic conditions affecting disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, tax rates, savings rates, interest rates, fuel and energy costs, as well as the impacts of natural disasters, extreme weather conditions, acts of terrorism or other similar events could reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect our business, results of operations or financial condition.

Demand for our products is significantly influenced by weak economic conditions and increased market volatility worldwide. Any deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and materially adversely affect our business, results of operations or financial condition.

We currently maintain all our cash and cash equivalents with three financial institutions, and, therefore, our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fails.

We currently maintain all our cash and cash equivalents with three financial institutions. At the current time, our cash balance with such financial institutions is in excess of the Federal Deposit Insurance Corporation insurance ("FDIC Insurance") limit and, therefore, we may not be able to recover a substantial portion of these cash and cash equivalents, in the event of the failure of any such financial institutions. We are working with our current financial institutions to increase the amount of funds held there that are insured by FDIC Insurance. Notwithstanding these efforts, the failure of one or more of the financial institutions in which our cash and cash equivalents are held, the resulting inability for us to obtain the return of our funds from any of those financial institutions, or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

We face intense competition in all product lines, including from some competitors that have greater financial and marketing resources. Failure to compete effectively against competitors could materially adversely impact our business, results of operations or financial condition.

The Powersports Vehicles and Boats Industry is highly competitive. Competition in such markets is based upon several factors, including price, quality, reliability, styling, product features and warranties. At the dealer level, competition is based on several factors including sales and marketing support programs (such as financing joint advertising programs and cooperative advertising). Certain of our competitors are more diversified and have financial and marketing resources which are substantially greater than ours, which allow these competitors to invest more heavily in intellectual property, product development, and sales and marketing support. If we are not able to compete with new products, product features or models comparable to or superior to those of our competitors, or attract new dealers, our business, results of operations or financial condition could be materially adversely affected.

We are subject to competitive pricing. Such pricing pressure may limit our ability to maintain prices or to increase prices for our products in response to raw material, component and other cost increases and so negatively affect our profit margins.

Any decline in the social acceptability of our products or any increased restrictions on the access or the use of the Company's products in certain locations could materially adversely affect our business, results operations, or financial condition.

Demand for our products depends in part on their social acceptability. Public concerns about the environmental impact of our products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company's control, such as social actions to reduce the use of fossil fuels, could also negatively impact consumers' perceptions of our products. Any decline in the social acceptability of our products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while we have implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of our products, there can be no assurance that the perceptions of customers will not change. Consumers' attitudes towards our products and the activities in which they are used also affect demand. Any failure to maintain the social acceptability of our products could impact our ability to retain existing customers and attract new ones which, in turn, could have a material adverse effect on our business, results of operations or financial condition.

Our future expansion plans are subject to uncertainties and risks, and distribution centers we intend to open may not result in sufficient increased sales of our products or the anticipated efficiencies.

We intend to seek to expand our operations by opening additional distribution centers in the United States and distributing new products. Our management will devote substantial time and resources to equipping and opening our new distribution centers which may distract them from our current business. We must also devote substantial time and resources any time we introduce a new product. There is no assurance that any new product we introduce will be successful and that we will recoup the amounts expended to introduce such product to our customers and distributors. If our new distribution centers are not operated efficiently or new products we introduce do not gain consumer acceptance, our business, financial condition, results of operations and growth prospects may be materially and adversely affected.

As of the date of this report we have opened five new distribution centers in California, Georgia, New Jersey, Texas and Illinois through our partnership with Armlogi. Opening these facilities should reduce the costs of delivering our products, particularly our UTVs and ATVs, to dealers, distributors, and customers, and should increase our ability to sharply respond to the needs of our customers for spare parts and equipment. However, there is no assurance that opening these facilities will increase our sales and will not have an adverse impact on our business, financial condition, or results of operations.

Our limited investment in R&D of new products may adversely affect our ability to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance.

We continually review consumer demand for our products and canvass our suppliers and distributors regarding products we might distribute. We, however, devote limited amounts to researching consumer demand and developing new product lines. Thus, we may not be able to compete effectively with those of our competitors that continually seek to develop new products and innovations to enhance consumer appeal. Product development requires significant financial, technological, and other resources and without significant investment in product development, there can be no assurance that we will be able to successfully compete in the marketplace. The new products of our competitors may beat our products to market, be more effective with more features and be less expensive than our products, thus obtaining better market acceptance or rendering our products obsolete.

Any new products that our suppliers develop may not receive market acceptance or otherwise generate any meaningful sales or profits for us. Our suppliers may choose not to maintain or increase the level of their investments in manufacturing capacity and product R&D or to fund advertising, marketing, promotional programs necessary to enhance the customer appeal of their products or their manufacturing efficiencies. The sales of new products generally decline over the products' life cycle, with sales being higher early in the life cycle of the new products and decreasing over time as the new products age. We cannot predict the length of the life cycle for any new products we choose to distribute. Any failure by us and our suppliers to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on our business, results of operations or financial condition.

Even if we can successfully introduce enhanced existing products and new products in collaboration with suppliers, there is no guarantee that the markets for these products will progress as anticipated. If any of the markets in which our products compete do not develop as expected, our business, results of operations or financial condition could be materially adversely affected.

We rely on independent dealers and distributors to manage the retail distribution of many of our products.

We depend on the capability of independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for many of our products. If these independent dealers and distributors are not successful in these endeavors, we will be unable to maintain or increase our sales. Independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit. Inability to fund operations can force dealers and distributors to cease business, and we may not be able to obtain alternate distribution in the vacated market, which could negatively impact our sales through reduced market presence or inadequate market coverage. If a dealer or distributor defaults under any floorplan financing arrangements, we may be required to repurchase such dealer's or distributor's inventory. *See* "*The inability of dealers and distributors to secure adequate access to capital could materially adversely affect our business, results of operations or financial condition.*" In some cases, we may seek to terminate relationships with certain dealers or distributors, leading to a reduction in the number of dealers or distributors which carry our products. Being forced to liquidate a former dealer's or distributor's inventory of our products could add downward pressure on such products' prices. Further, the unplanned loss of any independent dealers or distributors may create negative impressions of us or our products with retail customers and have a material adverse impact on our ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if our dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If we do not provide product offerings at prices that meet the needs of dealers and distributors, or if we lose a substantial amount of our dealer and distributor base, our business, results of operations or financial condition could be materially adversely affected. Additionally, if we are unable to optimize or expand our dealer network in North America, part of our growth strategy will be negatively impacted, which could have a material adverse effect on our business, results of operations or financial condition.

We sell a majority of our products through distribution and dealer agreements. In general, distributors that are party to such agreements are contractually obligated to offer our products on an exclusive basis. In contrast, the dealers through which we sell our products also carry competing products. Occasionally, we may rely on dealers to service and repair our products. There can be no assurance that dealers will provide high quality repair services to our customers. If dealers fail to provide quality service to our customers, our brand identity and reputation may be damaged, which could have a material adverse effect on our business, results of operations or financial condition.

The inability of our dealers and distributors to secure adequate access to capital could materially adversely affect our business, results of operations or financial condition.

Our dealers and distributors require adequate liquidity to finance their operations and to purchase our products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavorably affect their liquidity, including, among other things, continued access to adequate financing on a timely basis and on reasonable terms. We currently have agreements in place with two financing companies to provide inventory financing to dealers and distributors to facilitate their purchase of our products. These sources of financing are instrumental in our ability to sell products through our distribution network, as a significant percentage of our sales are done under such arrangements. Our business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to its dealers and distributors occurs, or if financing terms change unfavorably. This could require us to find alternative sources of financing, including providing this financing directly to dealers and distributors, which could require additional capital to fund the associated receivables.

We depend on dealers, suppliers, financing sources and other strategic partners who may be sensitive to economic conditions that could affect their businesses, results of operations or financial condition in a manner that materially adversely affects their relationship with us.

We distribute products through numerous dealers and distributors. Therefore, we rely on third-party providers for the warehousing and distribution of our products and for IT services. Also, we have relationships with a limited number of sources of product financing for dealers and consumers. Therefore, our business, results of operations or financial condition could be materially adversely affected if a deterioration of economic or business conditions results in a weakening of the financial condition of a material number of our dealers and distributors, suppliers, or financing sources or if uncertainty about the economy or the demand for our products causes these business partners to voluntarily or involuntarily reduce or terminate their relationship with us.

We depend upon the successful management of inventory levels, both ours and that of our dealers, and any failure to successfully manage inventory levels could have a material adverse effect on our business, results of operations or financial condition.

We must maintain sufficient inventory levels to operate our business successfully. However, we must also guard against accumulating excess inventory as we seek to minimize out-of-stock levels across all product categories and to maintain appropriate in-stock levels. The nature of certain of our product lines, including our ATV, UTV and Pontoon Boat product lines, requires us to purchase or manufacture products well in advance of the time they will be offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which may lead to excess inventory or to inventory shortages if supply does not meet demand. In addition, sales for many product lines are managed through long-term purchase commitments. We plan our inventory levels on an annual basis including planning for the introduction of new products based on anticipated demand, as determined by our market assessment based in part on communications with our dealers and other customers. If we do not accurately anticipate future demand for a particular product or the time it will take to obtain new inventory, our inventory levels will not be appropriate and our results of operations may be negatively impacted, either through lost sales or through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. Any failure by us to maintain appropriate inventory levels could have a material adverse effect on our business, results of operations or financial condition.

Additionally, we must work with our dealers and distributors to ensure that they maintain appropriate inventory levels. If our dealers and distributors maintain insufficient inventory, it could result in lost sales. If they place additional orders for our products as sales materialize, we and our suppliers might be unable to respond rapidly to these demands resulting in lost sales. Conversely, if our dealers and distributors have excess inventory levels, it could result in lower gross profit margins due to demands on us to offer greater than anticipated discounts and markdowns. Thus, any failure by our dealers to maintain appropriate inventory levels could materially adversely affect our business, results of operations or financial condition.

We rely on third parties to manufacture many of the products we sell.

We depend on third party suppliers to manufacture many of the products we sell, in particular, ATVs and UTVs, as opposed to our Pontoon Boats which we manufacture in our Dallas facility. Approximately, 74% of our purchases in the fiscal year ended December 31, 2024 and 78% of our purchases in the fiscal year ended December 31, 2025 were made from two suppliers, and, as of both December 31, 2024 and December 31, 2025, our largest supplier accounted for 33% and 21% of the Company's total accounts payable respectively. Competition for the output of these suppliers is intense. If these independent suppliers were unwilling or unable to supply us with products at prices which enable us to maintain our gross margins, it would materially adversely affect our business, results of operations or financial condition. Although we are looking to broaden our supplier base and to reduce our dependence upon a limited number of suppliers, there is no assurance we will be able to do so and increasing the number of suppliers from which we purchase products may increase our costs.

We rely on freights to ship the products that we purchase from our suppliers based in China to our facility in Dallas, Texas and as such, we may face risks related to overseas freights cost fluctuation.

We have supply agreements with approximately 15 suppliers, two of which are based in the U.S., one of which are based in Taiwan, and 12 of which are based in China. Approximately 85% of the products we purchased in the fiscal year ended December 31, 2025, based on cost, were purchased from three suppliers in China of which 52% was purchased from a single supplier located in Jiangsu, China. Due to the supply chain crisis in the years 2021 and 2022, the cost of our oversea freights increased significantly to double or even triple what it had been in the years 2020 and 2019. To offset these price increases, we increased the selling prices for the majority of our products. Since 2023, the cost of overseas freights has decreased substantially, though it still exceeds the cost prior to the supply chain crises. Although we are looking to broaden our supplier base outside of China to reduce our dependence upon Chinese-based suppliers in general, there is no assurance we will be able to broaden our supplier base outside of China or that we will be able to raise our prices to offset increased freight cost in the future.

The majority of the products we purchase are manufactured by suppliers in China and their operations are subject to risks associated with business operations in China. Any disruption in the ability of these manufacturers to supply us with appropriately priced products on a timely basis could have a material adverse effect on our business, results of operations or financial condition.

We have supply agreements with approximately 15 suppliers, 2 of which are based in the U.S., 1 of which are based in Taiwan, and 12 of which are based in China. Approximately 85% of the products we purchased in the fiscal year ended December 31, 2025, based on cost, were purchased from three]suppliers in China of which 52% was purchased from a single supplier located in Jiangsu, China. Although we are looking to broaden our supplier base outside of China to reduce our dependence upon Chinese based suppliers in general, there is no assurance we will be able to broaden our supplier base outside of China.

The Chinese government may intervene or influence the operations of any business located in China or the industry in which a business operates at any time, which could result in a material change to the operations of any or all our suppliers based in China. For example, the Chinese government recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will release regulations or policies that could adversely affect the business, financial condition, and results of operations of our Chinese suppliers.

China has been subject to political instability and dramatic changes in economic policies. The Chinese economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the central government that set national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that China will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Changes in policies, regulations, rules, and the enforcement of laws by the Chinese government, may produce quick shifts in policy with little advance notice that could adversely affect our interests by interfering with the operations of our Chinese based suppliers. Although the Chinese government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China's political, economic, and social environment.

As a majority of our products are manufactured by suppliers in China, and the Company only registers its patents in the U.S., our products may be subject to scrutiny during manufacturing in China.

Our patents applied to our products manufactured in China are only registered in the U.S., and we are not sure whether there are any similar technologies that are registered patents in China by other companies. Based on the relevant PRC laws, it is legal to build and assemble certain products within the territory of China without due registration of the intellectual property rights, as long as the products will not be disseminated in Chinese market. However, our products are manufactured by our suppliers in China, and we may not be able to efficiently regulate them not to apply our technologies on other products they manufactured. Therefore, there is a risk that our suppliers may be found in infringement of other companies' intellectual property rights and therefore, their business operations may be halted, which in turn affect our normal supplying system.

We have suppliers based in Taiwan and the imports that we receive from Taiwan may be subject to certain risks of economic and policy changes in China that could adversely affect our business operations.

We also import our products from Taiwan. The sovereignty of Taiwan is a longstanding point of contention between China and the United States. The United States maintains unofficial relations with Taiwan, while also recognizing the "One China" policy of China, which acknowledges Beijing as the legitimate government of China. Both China and the United States have engaged in military posturing around the Taiwan Strait. This increases the risk of accidental clashes or misunderstandings that could escalate into conflict, which will affect both our China-mainland-based and Taiwan-based suppliers.

Our major supplier is a state-owned entity in China.

During 2025 and 2024, we purchased a majority of our products from Linhai Powersports, which is a state-owned entity ("SOE") in China. A SOE is a legal entity that is established by the Chinese government to participate in commercial activities on the government's behalf. As a SOE, Linhai Powersports is subject to the authority, direction, and mandates of the Chinese government, which may be influenced to a significant degree by the political, economic, and social conditions in China. The Chinese government continues to play a significant role in regulating industries within China by imposing industrial policies, providing subsidies, and heavily regulating or prohibiting unwanted activities. There is no assurance the Chinese government will not interfere with the operations of Linhai Powersports or any of our other suppliers. In addition, the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth in China. These measures, or other economic, political, or social developments in China may affect our China-based suppliers, which may adversely affect our business and operating results.

There is no assurance there will not be disruptions to trade between China and the United States

The U.S.-China trade relationship has become increasingly strained, leading to substantial tariff increases and other trade-related actions that further impact our business. In 2019, the U.S. imposed a 15% tariff on Chinese imports, later reduced to 7.5% in 2020. However, the temporary exclusion for certain products expired in September 2020, and tariffs have since risen. Most recently, in February 2025, the U.S. introduced a 10% tariff on all imported goods from China, which doubled to 20% in March 2025. While we continue exploring ways to mitigate this impact, including potential pricing adjustments, it remains uncertain whether we can pass these costs on to customers or if higher prices will negatively affect sales. Beyond tariffs, both governments have implemented additional measures that have disrupted trade, increased costs, and created uncertainty in supply chains. These actions may limit the availability of certain products from China, further restricting our ability to acquire necessary components at competitive prices.

On February 20, 2026, the U.S. Supreme Court ruled 6-3 that the tariffs imposed by the Trump administration under the International Emergency Economic Powers Act (IEEPA) exceeded presidential authority and are therefore invalid. In response, the administration announced a new 10% global tariff, later changed to a 15% tariff, under a separate trade law. The Company is closely monitoring these developments and their potential impact on our business operations and supply chain. Given the rapidly evolving regulatory and trade environment, there can be no assurance as to the ultimate tariff rates that will be applicable to our imported products. There is no assurance that the U.S. or Chinese governments will not impose additional tariffs or other restrictive measures in the future. Further trade barriers could disrupt our supply chain, increase costs, and limit our ability to source components at competitive prices. If we are unable to offset these rising costs through operational efficiencies or pricing strategies, our margins and overall financial performance may be adversely affected. Ongoing trade tensions and regulatory changes continue to create uncertainty, posing a risk to our business operations and profitability.

We may not be able to successfully maintain our strategy of relying upon offshore manufacturers.

We continually aim to lower operational costs, increase operational efficiencies and lower costs of acquiring inventory. We believe that reliance upon flexible offshore low-cost product manufacturers mainly based in China is a key element to enable improvements in our ability to respond to customers in a cost-effective manner. Our success in implementing this strategic plan is dependent on the involvement of management, production employees, suppliers, and the stability of China economically and politically. Any inability to achieve this priority could materially adversely impact our business, results of operations or financial condition by disrupting our ability to deliver appropriately priced products to customers at the right time. Any disruption to anticipated levels of productivity and operational efficiencies in the operations of the manufacturers from which we purchase products could have a material adverse impact on our business, results of operations or financial condition.

Supply problems, termination or interruption of supply arrangements or increases in the cost of products could have a material adverse effect on our business, results of operations or financial condition.

Because we rely upon overseas manufacturers for many of our products, we are particularly susceptible to disruptions in our supply chain. We cannot be certain that we will not experience supply problems, such as the untimely delivery of, or defects or variations in, completed products or parts or components of our products. We obtain a portion of our products from either a sole supplier or a limited number of suppliers, mostly based in China. If these supply arrangements were terminated or interrupted for any reason, we could have difficulty establishing substitute supply arrangements on a timely basis or on satisfactory terms. For example, due to the city lockdown in China where most of our suppliers are, our stock supply was disrupted from May to July 2022. Our ability to re-supply our inventory resumed in August 2022, but we estimate that we lost about $1.5 million of sales as a result of this supply disruption. Problems with our supplies or supply arrangements could have a material adverse effect on our business, results of operations or financial condition. This situation could be further aggravated if we are overly dependent on a few key suppliers. Moreover, our profitability could be affected by significant fluctuations in the prices of the raw materials, parts, and components that our suppliers purchase to manufacture products. While our business has been impacted by rising inflation, our management does not believe that it has had a material negative impact on our business and results of operations. In recent years, our China-based suppliers have increased the cost of their products as a result of inflation. However, these increases have thus far been offset by the exchange rate fluctuation of the Chinese RMB, which has resulted in there being no material change to our costs. We may not be able to pass along price increases in raw materials, parts, or components to customers. As a result, an increase in the cost of the raw materials, parts, and components our suppliers use in the manufacture of our products could reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

The high cost of delivering our Pontoon Boats may limit the geographic market for these products.

The cost of delivering a Pontoon Boat is substantial relative to its purchase price. Consequently, many purchasers of our Pontoon Boats arrange to pick up their boats at our facility in Dallas and it may be difficult to sell to reach customers located at substantial distances from our facilities. This may limit our ability to increase sales of our Pontoon Boats without opening new manufacturing facilities.

Higher fuel costs can materially adversely affect our business, results of operations or financial condition.

Higher fuel costs increase the transportation cost both of acquiring our inventory and shipping products to customers. Increases in energy costs can also adversely affect the pricing and availability of petroleum based raw materials. There is no guarantee that we will be able to pass such higher costs to customers, and so an increase in such costs could have a material adverse effect on our business, results of operations or financial condition. Also, higher fuel costs, whether petroleum based or electric, increase the cost of owning and operating many of our products, which can reduce demand for them and so materially adversely affect our business, results of operations or financial condition.

We may require additional capital which may not be available.

We will require significant expenditures to fund future growth. We intend to fund our growth out of the proceeds of our IPO and internal sources of liquidity or through additional financing from external sources. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the condition of the global and domestic financial markets.

If we require additional funds and cannot obtain them on acceptable terms when required or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business and may have to reduce the level of our operations. These factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any debt financing that we undertake may be expensive and might impose covenants that restrict our operations and strategic initiatives, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our capital stock, make investments and engage in mergers, consolidations, and asset sale transactions. Equity financing may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our equity securities may be lower than the trading prices of such equities. If new sources of financing are required, but are unattractive, insufficient, or unavailable, then we could be required to modify our business plans or growth strategy which could have a material adverse effect on our business, results of operations or financial condition.

Our business depends on the continued contributions made by Mr. David Shan, our founder, Chairman and Chief Executive Officer. The loss of his services may result in a severe impediment to our business.

Our success is dependent upon the continued contributions made by our founder, Chairman and Chief Executive Officer, Mr. David Shan. If Mr. Shan cannot serve the Company or is no longer willing to do so, the Company may not be able to find alternatives in a timely manner or at all. This would likely result in severe damage to our business operations and would have an adverse material impact on our financial position and operational results.

Our business depends on the efforts of our management, and our business may be severely disrupted if we lose their services.

In addition to Mr. Shan, we currently depend on the continued services and performance of key members of our management team. Many of our senior executives have extensive experience in our industries and with our business, products, distributors and dealers, and the markets for our products. The loss of the technical knowledge, management expertise and knowledge of our operations possessed by one or more members of the core management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us and would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all our senior executives could negatively affect our ability to develop and pursue our business strategy, which could materially adversely affect our business, results of operations or financial condition. We do not maintain "Key Employee" insurance on any members of our management team.

In addition, our success depends to a large extent upon our ability to retain skilled employees at rates which enable us to maintain our margins. There is intense competition for qualified and skilled employees, and our failure to recruit, train and retain such employees at appropriate rates of compensation, if at all, could have a material adverse effect on our business, results of operations or financial condition.

Our management team has no experience operating a company with publicly traded shares.

Mr. David Shan, our founder and principal shareholder, relocated to the United States from China in 1995. Mr. Shan and the members of our senior management team have never operated a company with shares traded in the public markets and consequently, are not familiar with many of the requirements applicable to a public company with shares listed on Nasdaq. Our management and other personnel need to devote a substantial amount of time to ensure compliance with these requirements and we often need to rely upon outside advisors, counsel, and consultants to ensure compliance with applicable laws and regulations and undertaking various actions, such as implementing new internal controls and procedures. Compliance with these rules and regulations have increased our legal, accounting, and financial compliance costs substantially.

If we fail to develop and protect our brand names and reputation, we may not attract and retain new distributors and dealers, or customers, which could adversely affect our revenues and financial performance.

We invest significant resources to promote our brand names to obtain favorable recognition for us and our products among the public and, in particular, prospective distributors and dealers. We may not be able to attract and retain a robust network of distributors and dealers or a significant customer base, which could in turn adversely affect our business, results of operations or financial condition.

Our ability to adequately protect our trade names, trademarks and patents could have an impact on our brand images, reputation, and ability to penetrate new markets.

We believe that our trade names and trademarks and patents are important assets and an essential element of our strategy. We have applied for the registration of many of our trade names, trademarks, and patents in the United States. Some of these applications have been granted and some of these registrations are currently pending approval from the corresponding departments. There can be no assurance that we will obtain such registrations or that the registrations we obtain will prevent the imitation of our products or infringement of our intellectual property rights by others. Our failure to successfully protect our trademarks could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues, profitability, and the market price of our common stock.

We may be unable to protect our intellectual property or may incur substantial costs because of litigation or other proceedings relating to the protection of our intellectual property.

Our success depends in part on our ability to protect our patents, trademarks, copyrights, trade secrets, and other intellectual property from unauthorized use by others. If substantial unauthorized use of our intellectual property rights occurs, we may incur significant costs in enforcing such rights by prosecuting actions for infringement, particularly considering that policing unauthorized use of our intellectual property may be particularly difficult outside North America. Such unauthorized use could also result in diversion of management resources devoting attention to these matters at the expense of other tasks related to our business. Others may also initiate litigation to challenge the validity of our intellectual property, or allege that we are infringing their intellectual property. If our competitors initiate litigation to challenge the validity of our intellectual property, or allege that we infringe theirs, we may incur substantial costs to defend our rights. If the outcome of any such litigation is unfavorable, our business, results of operations or financial condition could be materially adversely affected. We cannot be sure that any patents we have obtained or may obtain, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of our products and technology by others. If we are unable to protect our technology through the enforcement of our intellectual property, our ability to compete based on technological advantages may be harmed. If we fail to prevent substantial unauthorized use of our intellectual property, we risk the loss of certain competitive advantages, which could have a material adverse effect on our business, results of operations or financial condition.

Some of our competitors have significantly more resources to direct toward developing and patenting new technologies. It is possible that our competitors will develop patent equivalent or superior engine technologies and other products that compete with our products. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which could harm our competitive position and may materially adversely affect our business, results of operation or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our business, results of operations or financial condition.

We provide a limited warranty against defects for all our products for a period generally varying from 30 days to one year. We also provide a limited emissions warranty for certain emissions-related parts in its products as required by the United States Environmental Protection Agency. Although we employ quality control procedures, sometimes a product is distributed that needs repair or replacement, or that needs to be recalled. Our standard warranties require dealers to repair or replace defective products during such warranty periods at no cost to the consumer. We record provisions in our financial statements based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact earnings. We could make major product recalls or could be held liable should our products not meet safety standards or statutory requirements on product safety or consumer protection.

In addition, the risks of a product recall may be aggravated if production volumes increase significantly, supplied products do not meet our standards, or we fail to perform our risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through our dealers and distributors. The repair and replacement costs that we could incur in connection with a recall could have a material adverse effect on our business, results of operations or financial condition. Product recalls could also harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our Company's products, which could have a material adverse effect on our business, results of operations or financial condition.

The failure of our IT systems or a security breach involving consumer or employee personal data could have a materially adverse effect on our reputation and business, results of operations or financial condition.

Our business operations utilize a variety of cloud-based IT systems. We are dependent on these systems for all commercial transactions, dealership and distributorship interactions, and supply chain and inventory management. Although (i) have established a firewall for our network, (ii) conduct regular system updates and employee trainings, (iii) regularly backup our data and (iv) have established appropriate contingency plans to mitigate the risks associated with a failure of our IT systems or a security breach, if one of our key IT systems were to suffer a failure or security breach this could have a material adverse effect on our business, results of operations or financial condition. Further, we rely on third parties for certain IT services. If an IT service provider were to fail or the relationship with us were to end, we might be unable to find a suitable replacement in a timely manner, and our business, results of operations or financial condition could be materially adversely affected. We continually modify and enhance our IT systems and technologies to increase productivity and efficiency. As new systems and technologies are implemented, we could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to our manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on our business, results of operations or financial condition.

We and our dealers and distributors receive and store personal information in connection with human resources operations, credit operations, warranty management, marketing efforts and other aspects of our businesses. Additionally, we exchange information with numerous trading partners across all aspects of our operations. Any security breach of our IT systems or those of our dealers, distributors and trading partners could result in disruptions to our operations or erroneous transactions. To the extent that such a breach results in a loss or damage to our data, or an inappropriate disclosure of confidential or personal information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against us and ultimately materially and adversely affect our business, results of operations or financial condition.

As of the date of this Report, we have not experienced a material cyber security incident.

Retail sales of our new products may be materially adversely affected by declining prices for used versions of our products or the supply of new products by competitors in excess of demand.

We have observed that when prices for used versions of our products have declined, it has had the effect of reducing demand among retail purchasers for new versions of our products (at or near manufacturer's suggested retail prices). Also, while we take steps designed to balance production volumes for our products with demand, our competitors could choose to supply new products to the market in excess of demand at reduced prices which could also reduce demand for new versions of our products. Reduced demand for new versions of our products could lead to reduced sales, which could materially adversely affect our business, results of operations or financial condition.

Our results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of some of our product lines.

Our results of operations experience substantial fluctuations from quarter to quarter and year to year. A portion of our sales revenue generated from Massimo Marine has seasonable sales pattern. For the fiscal years ended December 31, 2024 and 2025, our revenue generated from the Massimo Marine made up approximately 3.4% and 2.0% of our total revenue, respectively. In general, retail sales of our products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for ATVs and Pontoon Boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on our results of operations for the entire fiscal year. In addition, our dealers and distributors may modify orders, change delivery schedules, or change the mix of products ordered. We may also make strategic decisions to deliver and invoice products at certain dates to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, our results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, we incur significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in our results of operations. Our annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond our control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which we expect will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, geopolitical uncertainty, the cost or availability of raw materials or labor, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect our business, results of operations or financial condition.

We are subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs.

We are subject to federal, provincial, state local, and municipal laws, rules and regulations in Canada and the United States regarding product safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs, all of which could have a material adverse effect on our business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify our products, or harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition. Certain jurisdictions require or are considering requiring a license to operate certain of our products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing sales. Our products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where our products may be sold or used or restrict their use during certain times or on certain conditions. Additional costs and investments might be required in the future if new regulations or restrictions are put in place.

Climate change is receiving increasing attention worldwide. A consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations could require us to purchase allowances to offset our emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on our business, results of operations or financial condition. Many of our suppliers face similar circumstances. Moreover, we and our suppliers may face greater regulatory or customer pressure to offer products that generate less emissions. This may require the expenditure of significant funds on R&D implementation and subject us to the risk that our competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of our products. While additional regulations of emissions in the future appear likely, it is too early to predict whether such regulation could ultimately have a material adverse effect on the our business, results of operations or financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

We face a risk of lawsuits alleging product liability claims. We may be sued if any of our products allegedly causes injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

● decreased demand for products that we offer for sale;

● injury to our reputation;

● costs to defend the related litigation;

● a diversion of management's time and resources;

● substantial monetary awards to trial participants or customers; and

● product recalls, withdrawals or labeling, marketing or promotional restrictions.

We currently maintain product liability insurance. However, there is no guarantee that that such insurance will remain affordable or be sufficient. If we are unable to retain sufficient product liability insurance coverage, it could prevent or inhibit the commercialization of products we intend to market. Even if we maintain product liability insurance in the future, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We have two material pending litigation cases as of the date of this report. No assurance can be given that our historical claims record will not change, that material product liability claims will not be made in the future against us, or that claims will not arise in the future in excess of our indemnities and insurance coverage. Our records provision for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, we may not be able in the future to adequately insure our product liability and warranty risk or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against us could also harm our reputation and cause us to lose customers and could have a material adverse effect on our business, results of operations or financial condition**.**

Our insurance may not be sufficient.

We carry insurance that we consider adequate in regard to the nature of the covered risks and the costs of coverage. We are not fully insured against all possible risks, nor are all such risks insurable. We may be forced to cover the costs of certain realized risks which may have a material adverse effect on our business, results of operations or financial condition.

We have been in the past and may be in the future subject to several litigation proceedings relating to defective products that have caused property damage, physical injury and death. These proceedings may negatively affect our reputation, hurt the perception of our products being safe and subject us to damages.

From 2017 to 2025, we have been subject to two material pending litigation proceedings relating to: accidental fires, defective steering mechanisms, faulty batteries and braking systems, bad engines and other issues of product design and/or manufacturing defect. Some of these proceedings were filed pursuant to the plaintiffs experiencing death, injury or property damage. While we have been able to settle the vast majority of these claims, there remains a possibility that these past claims may adversely affect the future ability to sell our products. Distributors, dealers and customers may perceive our products to be unsafe or poorly built and may refuse to carry them in stores or purchase them for personal use. We may be subject to similar litigation proceedings in the future which may result in additional damages and a poor reputation among our distributors, dealers and customers. This could have a material adverse effect on our business, results of operations or financial condition. See "*An adverse determination in any significant product liability claim could materially adversely affect our business, results of operations or financial condition.*"

We have been in the past and may be in the future subject to regulatory inquiries with respect to the safety of our products and compliance with business regulations. These inquiries may negatively affect our reputation, hurt the perception of our products being safe and subject us to costly penalties.

We are subject to a variety of federal, state and local laws which regulate our business. These laws include consumer safety protection laws, laws regulating the registration and licensing of motor vehicles, state lemon laws, the Uniform Commercial Code, the Magnuson-Moss Warranty Act and other such laws regulating the motorsports vehicle industry.

In the past we have been subject to regulatory inquiries from institutions such as the Missouri Office of the State Attorney General, the California Air Resources Board, the Pennsylvania State Board of Vehicle Manufacturers, Dealers and Salespersons and the U.S. Consumer Product Protection Commission. On at least one occasion, we have received punitive action by the U.S. Consumer Product Protection Commission in the form of a Stop Sale order. The order required us to halt the sale of our Electric Balance Bike due to issues concerning excessive lead content and the lack of a child safety certificate. Stop Sale orders may adversely affect our ability to sell popular products and may cause us to have a poor reputation with the retailers, distributors and dealerships that may carry our products. If such past or future inquiries were to become publicized, it could negatively affect consumers' perception of our brand and may lead to a significant decrease in sales.

Any failure to adhere to the regulations and laws of federal, state and local institutions may result in costly fines, loss of license to do business in a particular jurisdiction and other severe penalties. These penalties could have a material adverse effect on our business, results of operations or financial condition. The burden of compliance with such regulations and laws may come at significant time and expense and despite our best efforts to comply, we may still be subject to regulatory inquiry and sanction.

Our business requires us to pay licensing fees for each state that we operate in. We may not be able to justify the cost of compliance in a particular state or locality thus necessitating that we allow our license to expire. This may have a materially adverse effect on our business, results of operations or financial condition.

Each state within the United States maintains its own licensing regime with respect to vehicular sales. The applicable fees and compliance rules may prove too costly for us and senior management may choose to permit our license-to-do-business in certain states to expire. We may make such a decision based on the costs outweighing the benefits, although our judgment may prove incorrect, and we may forfeit the possibility of significant profit by withdrawing from a certain state. Poor decision-making with respect to allowing certain licenses to expire or to maintaining them indefinitely may have a materially adverse effect on our business, results of operations or financial condition.

We have not made use of confidentiality agreements in the past and, although we intend to rely on such agreements in future dealings with our suppliers, employees, consultants, and other parties, the prior lack or the breach of such agreements could adversely affect our business and results of operations.

In the past, we have not made use of confidentiality agreements with our employees, customers, consultants and other parties to protect proprietary information or trade secrets. We intend to rely on such confidentiality agreements on a go-forward basis. Current and former employees not covered under confidentiality agreements may divulge our proprietary information or trade secrets. The release of such proprietary information or trade secrets could adversely affect our business and results of operations. Additionally, for individuals covered by future confidentiality agreements, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our proprietary information or trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of our proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel at the expense of other tasks related to our business.

Unionization activities may disrupt our operations and increase our costs.

Although none of our employees are currently covered under collective bargaining agreements, our employees or that of our suppliers, distributors or retailers may elect to be represented by labor unions in the future. If a significant number of our employees or that of our suppliers, distributors or retailers were to become unionized and collective bargaining agreement terms were significantly different from our or our suppliers', distributors' or retailers' current compensation arrangements, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a labor dispute involving some or all our or that of our suppliers, distributors, retailers or employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes could increase our costs.

Our business could be materially harmed by epidemics, pandemics, or any other outbreaks and public health emergencies, boycotts, and geo-political events.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics, boycotts and geo-political events, such as civil unrest and acts of terrorism, upheavals in U.S.-China relations, or similar disruptions could materially adversely affect our business, results of operations or financial condition.. Material adverse effects from diseases could result in numerous known and currently unknown ways including quarantines and lockdowns which impair the abilities of merchants to ship products. Any such disruption may materially impact our business, results of operations or financial condition. These events could result in physical damage to one or more of our properties or the properties of our suppliers and distributors, increases in fuel or other energy prices, temporary or permanent closure of one or more of our facilities or the facilities of our suppliers and distributors, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, especially China, and disruption to our information systems, and, ultimately, have a material adverse impact on our business, results of operations or financial condition.

Furthermore, even after an outbreak has subsided, we may experience impacts to our business as a result of the global economic impact of the outbreak, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and vendors in the future. The price of our common stock may decline significantly if such an event were to occur, in which case you may lose your investment.

Our ability, or lack thereof, to attract, recruit, and maintain talented sales representatives may adversely affect our business and our plans to expand our market.

We have a team of sales representatives which works with our dealers and distributors and to coordinate sales and distribution of our products through their channels. To execute our expansion into new markets, it is important to attract, employ, and maintain talented sales representatives. Even if we attract new talented sales representatives, there is no guarantee that we can maintain the talented individuals. Our inability to maintain a roster of talented sales representatives may adversely affect our business and planned expansion into new markets.

Our ability, or lack thereof, to establish strategic partnerships and expand our distribution channels regionally and nationally may adversely affect our business and our plans to expand our market.

We rely on our local and regional sales representatives to assist us with establishing strategic partnerships with dealers and distributors located in new geographic areas. A critical component of our expansion plan is our sales representatives' ability to successfully establish new strategic partnerships in the Northeast, West, Southeast, and Midwest of the United States. Even if we establish new strategic partnerships, there is no guarantee that we can maintain successful relationships with the new dealers and distributors or that our partners will yield additional revenue and profits based on sales.

U.S. policies granting farmers incentives may cease and farmers represent a large percentage of our revenue.

In fiscal year ended December 31, 2024 and 2025, approximately 60% and 65% of our consumers were farmers, respectively. As a supplier to farmers, we are aware that farmers rely on U.S. governmental programs to fund the purchase of supplies from us and operate their business. For example, the U.S. Department of Agriculture ("USDA") has a variety of grants and subsidies. The USDA offers farming producers and agricultural businesses funding through its Pandemic Assistance for Producers initiative. The USDA's program, The Food Safety Certification for Specialty Crops program provides up to $200 million in assistance for specialty crop producers who incur eligible on-farm food safety program expenses to obtain or renew a food safety certification in calendar years 2023, 2024 or 2025.

In addition to USDA, various other regulatory entities at the federal and state level offer grants and subsidies, which some of our consumers rely on to purchase our products. Most government incentives contain terms. Once the term of the program expires, there is no guarantee that the program will be extended. If the United States' policies granting farmers incentives are not available to our farming consumers, then we may lose consumers and this would adversely affect our business.


Risks Relating to Our Securities


An active trading market for our common stock may not develop or be sustained.

Prior to the commencement of trading of our common stock on April 1, 2024, no public market for our common stock existed. Although our common stock is listed on Nasdaq, an active trading market for our common stock may not develop, or if developed, be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares.

Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

Massimo is a holding company.

Massimo is a holding company and our only significant assets are the membership interest and capital stock of our subsidiaries. As a result, we are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through its subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

● actual or anticipated fluctuations in our quarterly or annual operating results;

● publication of research reports by securities analysts about us or our competitors or our industry;

● the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

- additions and departures of key personnel;

- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the passage of legislation or other regulatory developments affecting us or our industry;

- speculation in the press or investment community;

- changes in accounting principles;

- terrorist acts, acts of war or periods of widespread civil unrest;

- natural disasters and other calamities; and

- changes in general market and economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- labor availability and costs for hourly and management personnel;

- changes in interest rates;

- macroeconomic conditions, both nationally and locally;

- changes in consumer preferences and competitive conditions;

- expansion to new markets;

- increases in infrastructure costs; and

- in commodity prices.

Unanticipated fluctuations in our quarterly operating results could result in a decline in our stock price.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

If Nasdaq delists our securities, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- reduced liquidity with respect to our securities;
- a determination that our shares of common stock are "penny stock" which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;
- a limited amount of news and analyst coverage for our company; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Assuming our common stock will be listed on Nasdaq, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Furthermore, if we were no longer listed on Nasdaq, our common stock would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We have no current plans to pay cash dividends on our common stock for the foreseeable future, and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors (the "Board of Directors" or "Board") and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it and any potential investor who anticipates the need for current dividends should not purchase our securities. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities-Dividends."

There can be no assurance that we will ever provide liquidity to our investors through a sale of our company.

While acquisitions of manufacturing and distribution companies like ours are not uncommon, potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our Company will take place, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for our investors. You should not invest in our Company with the expectation that we will be able to sell the business in order to provide liquidity or a profit for our investors.

Our founder and principal shareholder has substantial influence over our Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

Mr. David Shan owns approximately 77% of our outstanding shares. Accordingly, Mr. Shan will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Shan will also have the power to prevent or cause a change in control. Without the consent of Mr. Shan, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Shan could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Shan may differ from the interests of our other shareholders. The concentration in the ownership of our common stock shares may cause a material decline in the value of our common stock.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

Sales of substantial amounts of our common stock in the public market, including sales made of any shares pledged for a loan by any holder of a significant number of shares of our common stock, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through equity offerings in the future. Our common stock is freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our common stock.

We incur significant increased costs as a result of operating as a public company and our management is required to devote substantial time to new compliance initiatives.

As a public company, we now incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, compliance with these rules and regulations increase our legal, accounting and financial compliance costs substantially. A number of those requirements require us to carry out activities we have not done previously. For example, we have created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. These increased costs require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

● changes in the valuation of our deferred tax assets and liabilities;

● expected timing and amount of the release of any tax valuation allowances;

● tax effects of stock-based compensation;

● costs related to intercompany restructurings;

● changes in tax laws, regulations or interpretations thereof; or

● lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Changes to accounting rules or regulations may adversely affect the reporting of our results of operations.

Changes to existing accounting rules or regulations may impact the reporting of our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to our operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for our operations, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, this could have a material adverse effect on the results of our operations.

As an "emerging growth company" under applicable law, we are subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.

For as long as we remain an "emerging growth company," we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:

● not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

● taking advantage of an extension of time to comply with new or revised financial accounting standards;

● reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

● exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an "emerging growth company." Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an "emerging growth company" our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

We are a "controlled company" within the meaning of Nasdaq listing standards and, as a result, qualify for exemptions from certain corporate governance requirements.

David Shan, our Chief Executive Officer and Chairman of the Board of Directors holds approximately 77% of the voting power in us and, as a result, we are a "controlled company" within the meaning of the Nasdaq listing standards. For so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not plan to take advantage of the exemptions provided to controlled companies, which include

● our Board of Directors is not required to be comprised of a majority of independent directors;

● our Board of Directors is not subject to the compensation committee requirements; and

● we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

● our Board of Directors is not required to be comprised of a majority of independent directors;

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. Our status as a controlled company could cause our securities to be less attractive to certain investors or otherwise adversely affect our securities' trading price.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

Anti-takeover provisions in our Articles of Incorporation and Bylaws and Nevada law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

The anti-takeover provisions of the Nevada law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. Our Articles of Incorporation and our Bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our Board of Directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. In addition, our Articles of Incorporation and Bylaws:

● provide that vacancies on our Board of Directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

● provide that special meetings of stockholders may only be called by our Chairman and/or President, our Board of Directors or a super-majority (66 or 2/3%) of our stockholders;

● place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;

● not provide stockholders with the ability to cumulate their votes; and provide that only a super-majority of our stockholders (66 or 2/3%) may amend our amended and restated bylaws.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company and are an accelerated or large accelerated filer.

We may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by Nasdaq on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

As of December 31, 2025, we have identified material weakness existing in the Company's internal control over financial reporting related to ineffective controls over information and communication and period end financial disclosure and reporting processes, including not effectively communicating internally between the sales department and the accounting department and externally with the client and lack of effectiveness of controls over accurate accounting and financial reporting and reviewing the underlying financial statement elements. We are working to remediate the material weaknesses as further discussed in Item 9A of this Report. If we cannot successfully remediate identified control deficiencies, including any current or future material weaknesses in our internal control over financial reporting: the accuracy and timing of our financial reporting may be adversely affected; our liquidity, access to capital markets and perceptions of our creditworthiness may be adversely affected; we could face difficulty forecasting our financial results accurately, impacting decision-making by investors and analysts; we may be unable to maintain compliance with securities laws, stock exchange listing requirements and debt instruments' covenants regarding the timely filing of periodic reports; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; and our common stock price may decline.

Our Bylaws provide that the Second Judicial District Court of Washoe County of the State of Nevada is the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes against us, or our directors and officers.

Our Bylaws require, to the fullest extent permitted by Nevada law, that unless we consent in writing to the selection of an alternative forum, the Second Judicial District Court of Washoe County of the State of Nevada (the "Court") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, any director or the Company's officers or employees arising pursuant to any provision of the NRS, Chapters 78 or 92A of the NRS or our Nevada Articles of Incorporation or our Bylaws, or (iv) any action asserting a claim against the Company, any director or the Company's officers or employees governed by the internal affairs doctrine. However, each of these clauses (i) through (iv) will not apply to any claim (x) as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consent to the personal jurisdiction of the Court within ten (10) days following such determination), (y) for which the Court does not have subject matter jurisdiction, or (z) which is vested in the exclusive jurisdiction of a court or forum other than the Court, including pursuant to Section 27 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), which provides for exclusive federal jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such the exclusive jurisdiction clauses set forth above would not apply to such suits.

Although we believe these provisions benefit us by providing increased consistency in the application of Nevada law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Our cybersecurity risk management program is designed to align with industry-standard cybersecurity frameworks and includes processes related to each of the following functions: identification, protection, detection, response, and recovery. Examples of relevant processes include steps for: assessing the severity of a cybersecurity threat; identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider; implementing cybersecurity countermeasures and mitigation strategies; and remediating and escalating cybersecurity incidents using cross-functional expertise. Our cybersecurity risk management program also includes risk-based processes related to overseeing and identifying cybersecurity risks associated with the use of third-party providers, including processes related to: conducting cybersecurity assessments of third-party service providers, including cybersecurity obligations in contract with third-party service providers; and receiving and responding to notification of cybersecurity incidents of third-party service providers. Our cybersecurity team engages third-party security experts to assist with our processes for assessing, identifying, and managing risks from cybersecurity threat, including, for example, assessment of the maturity of our cybersecurity risk management program, penetration testing, employee awareness testing, phish testing, and incident monitoring and response, including conducting tabletop exercises.

Our cybersecurity risk management program is under the direction of IT manager, who has a master's degree in IT management. The IT manager receives reports from our cybersecurity team on the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Executive Cybersecurity Council meets as appropriate and receives updates from IT manager regarding our cybersecurity risks and risk management program; cybersecurity incidents and our response to them; and, as appropriate, developments in the external cybersecurity landscape, including learnings from external cybersecurity incidents.

Our full Board of Directors provides oversight of our cybersecurity risk management program and will receive updates on the program from IT manager on a quarterly basis, or more frequently as appropriate. Those updates will include information regarding our cybersecurity risks and risk management program; cybersecurity incidents and our response to them; and, as appropriate, developments in the external cybersecurity landscape, including any learnings from external cybersecurity incidents.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "*Risk Factors - Risks Relating to our Business, Strategy, and Industry*" in this Report.

Item 2. Properties.

Our executive offices are located at 3101 W Miller Road, Garland, Texas 75041, and our telephone number is 866-403-5272. The cost for our lease of this space is $230,250 per month plus property tax and insurance. This lease will expire on July 31, 2029. We consider our current office space adequate for our current operations.

At those offices is also our 376,000 sq. ft. facility of which 280,000 sq. ft. is dedicated to Massimo Motor Sports and 96,000 sq. ft. to Massimo Marine. Our facility is adjacent to seven acres for boat storage, which houses a design center, two assembly lines, our parts department, a test track, dyno, and over 30 loading docks. In addition to serving as the manufacturing facility for our Pontoon Boats, the facility is equipped to quickly palletize and shrink wrap ATVs and UTVs so that most orders can be shipped to stores or distributors within three days.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. As of March 31, 2026, we are party to two material pending legal proceedings.

Taizhou Nebula Power Co. Ltd. v. Massimo Motor Sports, LLC

In September 2020, Taizhou Nebula Power Co. Ltd. ("Nebula") filed suit against us in the Dallas County District of Texas. Nebula has alleged that we owe them $2,343,868.60 for products that it shipped to us from 2017 to 2019. Nebula also seeks undefined damages they claim were caused by our failure to hit certain sales targets pursuant to the distribution agreement signed by both parties. A bench trial was conducted in May 2024. On June 6, 2024, the trial court entered its Findings of Fact and Conclusions of Law, which generally found for Nebula on its breach of contract claims and denied Massimo's counterclaims. After post-trial fees briefing, the trial court entered its Final Judgment on July 8, 2024. On August 7, 2024, Massimo timely filed a notice of appeal of the Final Judgment. Massimo filed its appellant's brief on January 31, 2025. Nebula filed its appellee's brief on May 1, 2025. Massimo intends to continue vigorously defending the lawsuit and pursuing its appeal. While Massimo is not opposed to an out-of-court settlement, to date Nebula's attorneys have had limited interest in discussing settlement. As of the date of this Report, there are no further updates regarding this legal proceeding. See Note 18 - Commitments and Contingencies.

Zhejiang Qunying Vehicle Co., Ltd. v. Cho International, Inc

On September 5, 2023, Zhejiang Qunying Vehicle Co., Ltd. ("Zhejiang Qunying") filed suit against us and 10 other corporate entities in the Superior Court of the State of California in Orange County. Zhejiang Qunying alleges claims of approximately $6,000,000 in damages for products that were allegedly shipped to the United States but not paid for. Despite us being one of the 10 entities that plaintiff has sued, we have had minimal interactions with Zhejiang Qunying. Further, we have not purchased any products from Zheijang Qunying. In February 2024, Zhejiang Qunying filed a second amended complaint. In March 2024, Massimo filed a demurrer seeking to dismiss the second amended complaint as against Massimo due to Zhejiang Qunying's failure to state a valid claim. In August 2024, the court denied in part and granted in part Massimo's demurrer. As a result, Zhejiang Qunying still has valid claims against Massimo. The trial is scheduled for March 2026. Massimo intends to vigorously defend against the lawsuit. As of the date of this Report, there are no further updates regarding this legal proceeding. See Note 18 - Commitments and Contingencies.

In the past, we have also been subject to more than 50 legal proceedings encompassing: employment disputes, personal injury and wrongful death lawsuits, property damage lawsuits, product liability and manufacturing defect lawsuits and contractual disputes with our suppliers, distributors, customers, an on-site security provider, a freight shipping company and a previous law firm. These cases also include an inquiry by the Missouri Office of the Attorney General and the Pennsylvania State Board of Vehicle Manufacturers, Dealers and Salespersons. We do not believe that these past cases will have or have had a material adverse effect on our business, operating results, financial condition, or cash flows. However, we cannot assure you that past litigation will not have an impact on our present reputation or goodwill among dealers, distributors and customers.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

(a) Market Information

Our shares of common stock are traded on Nasdaq under the symbol "MAMO." Our shares of common stock commenced public trading on April 2, 2024.

(b) Holders

On March 23, 2026, there were 15 holders of record of our shares of common stock including Cede & Co., a nominee for The Depository Trust Company, or DTC, which holds our common shares on behalf of an indeterminate number of beneficial owners. All of the common shares held by brokerage firms, banks, and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one shareholder. Because many of our shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

(c) Dividends

As of the date of this Report, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, the general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

The following table provides information as of December 31, 2025, regarding our common stock that may be issued under the Company's 2024 Equity Incentive Plan, as amended to date (the "Incentive Plan").

Plan category:	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity compensation plans approved by stockholders			
Incentive Plan			
- Stock option	350,000	$ 4.04	1,650,000
- Restricted Stock Units	-	-	1,549,000

(e) Recent Sales of Unregistered Securities

None.

(f) Use of Proceeds

None.

(g) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this 2025 Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this 2025 Annual Report, particularly in "Risk Factors." All amounts included herein with respect to the fiscal years ended December 31, 2025 and 2024 are derived from our audited consolidated financial statements included elsewhere in this Report. Our financial statements have been prepared in accordance with U.S. GAAP.

<u>Overview of Company</u>

Massimo is a holding company established on October 10, 2022 under the laws of the State of Nevada. The Company, through its subsidiaries, is primarily engaged in the manufacturing and sales of a wide selection of farm and ranch tested UTVs, recreational ATVs, and Pontoon Boats. Mr. David Shan, the Chairman of the Board and Chief Executive Officer, is the controlling shareholder (the "Controlling Shareholder") of the Company.

A Reorganization of the legal structure was completed on June 1, 2023. The Controlling Shareholder transferred his 85% equity interest in Massimo Motor and 85% equity interest in Massimo Marine to Massimo. Together with 15% non-controlling interests, after the reorganization, Massimo ultimately owns 100% equity interests of Massimo Motor and Massimo Marine.

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same Controlling Shareholder, and therefore, the Reorganization is considered as a recapitalization of entities under common control in accordance with ASC 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

We currently generate most of our revenues from the sales of UTVs and ATVs, which represented 96.6% and 98.0% of total revenue for the years ended December 31, 2024 and 2025, respectively

We also generate revenue from the sales of Pontoon Boats, which represented 3.4% and 2.0% of our revenue for the years ended December 31, 2024 and 2025, respectively.

<u>Trends and Key Factors that Affect Operating Results</u>

We believe the most significant factors that affect our business and results of operations include the following:

● **Risk of intense competition in the industry** - The Powersports Vehicles and Boat Industry is highly competitive. Competition in such markets is based upon a number of factors, including price, quality, reliability, styling, product features and warranties. At the dealer level, competition is based on a number of factors including sales and marketing support programs (such as financing joint advertising programs and cooperative advertising). Certain competitors are more diversified and have financial and marketing resources which are substantially greater than ours, which allow these competitors to invest more heavily in intellectual property, product development, and sales and marketing support. If we are not able to compete with new products, customer services, product features or models comparable or superior to those of our competitors, or attract new dealers, our business, results of operations or financial condition could be materially and adversely affected.

We are subject to competitive pricing. Such pricing pressure may limit our ability to maintain prices or to increase prices for our products in response to raw material, component and other cost increases and so negatively affect our profit margins.

- **Risk of economic and policy changes within China -** We import our products from various Chinese suppliers. The Chinese government continues to play a significant role in regulating industry within China by imposing industrial policies, providing subsidies and heavily regulating or prohibiting unwanted activities. There is no assurance the Chinese government will not interfere with the operations of Linhai Powersports or any of our other suppliers. In addition, the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth in China. These measures, or other economic, political, or social developments in China may affect our China-based suppliers, which may adversely affect our business and operating results. We also import our products from Taiwan. The Taiwan issue is a longstanding point of contention between China and the United States. The U.S. maintains unofficial relations with Taiwan, while also recognizing the One China policy, which acknowledges Beijing as the legitimate government of Taiwan. Both China and the U.S. have engaged in military posturing around the Taiwan Strait. This increases the risk of accidental clashes or misunderstandings that could escalate into conflict, which will affect both our China-mainland-based and Taiwan-based suppliers. Additionally, both U.S. and Chinese governments have imposed tariffs on certain products and taken other actions that have had an adverse impact on trade between the two countries.

- **Risk of unavailability of additional capital -** We will require significant expenditures to fund future growth. We have funded our growth out of the proceeds of the IPO and internal sources of liquidity or through additional financing from external sources. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the condition of the global and domestic financial markets. If we require additional funds and cannot obtain them on acceptable terms when required or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business and may have to reduce the level of our operations. These factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any debt financing that we undertake may be expensive and might impose covenants that restrict our operations and strategic initiatives, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our capital stock, make investments and engage in mergers, consolidations and asset sale transactions. Equity financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our equity securities may be lower than the trading prices of such equities. If new sources of financing are required, but are unattractive, insufficient or unavailable, then we could be required to modify our business plans or growth strategy which could have a material adverse effect on our business, results of operations or financial condition.

- **Risk of uncertainty in the cost and production level of raw materials -** We depend on third party suppliers to manufacture many of the products we sell, in particular, ATVs and UTVs, as opposed to our Pontoon Boats which we manufacture in our Dallas facility. For the year ended December 31, 2025, we purchased approximately 78% of our products from two of these suppliers. Competition for the output of these suppliers is intense. If these independent suppliers were unwilling or unable to supply us with products at prices which enable us to maintain our gross margins, it would materially and adversely affect our business, results of operations or financial condition. Although we are looking to broaden our supplier base and to reduce our dependence upon a limited number of suppliers, there is no assurance we will be able to do so and increasing the number of suppliers from which we purchase products may increase our costs.

- **Risk related to overseas freights fluctuation -** The inflation rate and supply chain crisis experienced in 2021 and 2022 led to a significant increase in overseas freight costs. However, by December 31, 2025, there was a notable easing in both inflation and freight costs, reflecting an improvement in economic conditions and a stabilization in the supply chain.

- **Risk related to inflation -** In recent years, our China-based suppliers have increased the cost of their products due to inflation. We may not be able to pass along price increases in raw materials, parts, or components to customers. As a result, an increase in the cost of the raw materials, parts, and components our suppliers use in the manufacture of our products could reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

- **Risk of seasonal sales of Pontoon Boats -** A portion of our sales revenue generated from Massimo Marine has a seasonal sales pattern. For the years ended December 31, 2024 and 2025, our revenue generated from Massimo Marine was approximately 3.4% and 2.0% of our total revenue, respectively.

Results of Operations

For the years ended December 31, 2024 and 2025

The following table summarizes the results of consolidated statements of operations and comprehensive income for the years ended December 31, 2024 and 2025 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such year.

	For the years ended December 31,					
	2025		2024		Amount Increase (Decrease)	Percentage Increase (Decrease)
	Amount	As % of Sales	Amount	As % of Sales		
Sales	$ 71,828,444	100.0%	$ 109,325,742	100.0%	$ (37,497,298)	(34.3)%
Cost of sales	44,879,246	62.5%	76,865,803	70.3%	(31,986,557)	(41.6)%
Gross profit	26,949,198	37.5%	32,459,939	29.7%	(5,510,741)	(17.0)%
Operating expenses						
Selling expenses	7,406,909	10.3%	9,804,547	9.0%	(2,397,638)	(24.5)%
General and administrative expenses	15,473,130	21.5%	16,489,530	15.1%	(1,016,400)	(6.2)%
Impairment loss on supplier deposit due to lawsuit	-	0.0%	772,780	0.7	(772,780)	(100.0)%
Research and development expenses	2,089,181	2.9%	343,493	0.3%	1,745,688	508.2%
Total operating expenses	24,969,220	34.8%	27,410,350	25.1%	(2,441,130)	(8.9)%
Income from operations	1,979,978	2.8%	5,049,589	4.6%	(3,069,611)	(60.8)%
Other income (expenses)						
Other income, net	187,156	0.3%	1,110,837	1.0%	(923,681)	(83.2)%
Changes in fair value of Crypto assets	(92,337)	(0.1)%	-	0.0%	(92,337)	100.0%
Loss on litigation	-	0.0	(3,645,092)	(3.3)%	3,645,092	(100.0)%
Interest expense	(45,353)	(0.1)%	(98,667)	(0.1)%	53,314	(54.0)%
Total other income/(expenses)	49,466	0.1%	(2,632,922)	(2.4)%	2,682,388	(101.9)%
(Loss) Income before income taxes	2,029,444	2.8%	2,416,667	2.2%	(387,223)	(16.0)%
(Recovery of) Provision for income taxes	520,103	0.7%	654,758	0.6%	(134,655)	(20.6)%
Net (loss) income	$ 1,509,341	2.1%	$ 1,761,909	1.6%	$ (252,568)	(14.3)%

Revenue

Total revenues decreased by $37.5 million, or 34.3%, from $109.3 million for the year ended December 31, 2024, to $71.8 million for the year ended December 31, 2025. This moderation in top-line performance reflects management's disciplined approach to navigating a highly volatile macroeconomic environment while prioritizing long-term brand health over short-term volume dumping. Throughout 2025, persistent inflationary pressures, elevated interest rates, and lingering uncertainties regarding global trade policies significantly dampened retail consumer sentiment for discretionary powersports products. Instead of engaging in aggressive margin-eroding promotions, we elected to strategically tighten our wholesale shipments to assist our major big-box retail partners in right-sizing their inventory levels.

Revenue by Type

Revenue category	For the years ended December 31, 2025 Revenue	2025 % of total Revenue	2024 Revenue	2024 % of total Revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)
UTVs, ATVs and e-bikes	$ 70,425,175	98.0%	$ 105,575,151	96.6%	$ (35,149,976)	(33.3)%
Pontoon Boats	1,403,270	2.0%	3,750,591	3.4%	(2,347,321)	(62.2)%
Total	$ 71,828,445	100.0%	$ 109,325,742	100.0%	$ (37,497,297)	(34.3)%

Revenue from sales of UTVs, ATVs and e-bikes

Revenue from this core segment decreased by $35.1 million, or 33.3%, from $105.6 million for the year ended December 31, 2024 to $70.4 million for the year ended December 31, 2025. This contraction was primarily attributed to a strategic decline in wholesale volumes to our major big-box retail partners, navigating a highly volatile geopolitical and macroeconomic environment.

Throughout the year, the uncertainty surrounding future tariffs, trade restrictions, and potential trade barriers stemming from U.S. government's policies—which were further exacerbated in January 2025—made it difficult for these major retail customers to predict costs and plan inventories effectively. Concurrently, ongoing inflationary pressures and the prolonged impact of high interest rates put a severe strain on consumer spending for discretionary, higher-priced recreational vehicles.

As a result, many big-box retailers adopted a highly conservative approach, significantly reducing their purchase volumes to avoid inventory buildup. Rather than forcing excess inventory into the channel through heavy discounting, Massimo proactively partnered with these retailers to execute a disciplined channel de-stocking initiative. By aligning our shipment cadence with actual retail sell-through rates, we successfully helped our partners right-size their inventory levels. While this disciplined approach temporarily impacted our recognized wholesale revenue, it preserved our premium brand pricing and positioned our distribution network optimally for the rollout of our higher-margin, next-generation 2026 vehicle lineup.

Revenue from sales of Pontoon Boats

Revenue from sales of Pontoon Boats decreased by $2.3 million, or 62.6%, from $3.8 million for the year ended December 31, 2024 to $1.4 million for the year ended December 31, 2025. This contraction reflects a severe, industry-wide downturn in the recreational marine sector, driven by prolonged high interest rates and inflationary pressures that disproportionately impacted consumer demand for non-essential, big-ticket goods.

Furthermore, the macro environment led to significantly tighter credit conditions and rising costs within dealer floorplan financing networks (such as Northpoint), which severely restricted wholesale purchasing power across the industry. Recognizing these mounting risks early, Massimo exercised strict operational discipline. Rather than forcing inventory into a financially constrained wholesale channel, we successfully cleared our existing on-hand inventory while deliberately pausing aggressive wholesale shipments to heavily leveraged dealers. To further insulate our business from these third-party financing vulnerabilities and protect our brand's premium pricing integrity, we proactively accelerated our strategic transition toward a higher-margin, Direct-to-Consumer (DTC) approach. While this disciplined pivot reduced recognized wholesale revenue in 2025, it successfully mitigated our exposure to industry-wide floorplan financing defaults and established a more profitable, controllable sales trajectory for our Marine division moving forward.

Cost of revenue and gross profit

Our cost and gross profit by revenue types are as follows:

Category	For the year ended December 31, 2025 Cost of revenue	2025 Gross profit	2025 Gross margin (%)	For the year ended December 31, 2024 Cost of revenue	2024 Gross profit	2024 Gross margin (%)	Variance in Cost of revenue	Variance in gross profit	Variance in gross margin (%)
UTVs, ATVs and e-bikes	$ 43,581,528	$ 26,843,647	38.1	$ 73,463,577	$ 32,111,574	30.4	$ (29,882,049	$ (5,267,927)	7.7
Pontoon Boats	1,297,718	105,552	7.5	3,402,226	348,365	9.3	(2,104,508)	(242,813)	(1.8)
Total	$ 44,879,246	$ 26,949,199	37.5	$ 76,865,803	$ 32,459,939	29.7	$ (31,986,557)	$ (5,510,740)	7.8

Total cost of revenue decreased by $28.3 million, or 36.9%, from $76.9 million for the year ended December 31, 2024, to $48.3 million for the year ended December 31, 2025. This decrease outpaced our corresponding 34.3% reduction in top-line revenue, reflecting not only the lower overall sales volume but also our relentless execution of operational efficiencies and targeted cost-containment measures across our global supply chains.

Cost of revenue for our core UTVs, ATVs and e-bikes segment decreased by $26.3 million, or 35.8%, from $73.5 million in 2024 to $47.2 million in 2025. This significant reduction aligns with our strategically recalibrated wholesale shipment volumes. Furthermore, the 35.8% contraction in cost was steeper than the 33.3% decline in segment revenue, driven by management's proactive optimization of inbound component sourcing and the implementation of stringent lean-manufacturing protocols at our domestic assembly facilities. By negotiating more favorable terms with our overseas suppliers and continuously refining our assembly processes, we effectively mitigated the impact of persistent inflationary pressures on our core vehicle lineup.

Cost of revenue for our Pontoon Boats segment decreased by $2.0 million, or 63.7%, from $3.4 million in 2024 to $1.1 million in 2025. This sharp decline corresponds closely with the 62.6% reduction in pontoon boat sales volumes, as we deliberately paused aggressive wholesale shipments to navigate the tight floorplan financing environment. In addition to volume-driven cost reductions, we achieved critical efficiencies in our ocean freight and customs duty allocations. By proactively managing the complex logistics and landed costs associated with importing marine products during a period of heightened tariff uncertainty, we successfully protected the unit economics of our pontoon vessels as we pivoted toward a more profitable Direct-to-Consumer (DTC) sales model.

Our gross profit for the year ended December 31, 2025, was $23.5 million, compared to $32.5 million for the previous year. While absolute gross profit decreased due to the strategic reduction in wholesale volume, our overall gross margin expanded significantly by 280 basis points, from 29.7% in 2024 to 32.7% in 2025. This impressive margin expansion during a period of revenue contraction is a direct result of management's strategic initiatives.

UTVs, ATVs and e-bikes: Gross margin for this segment improved from 30.4% to 33.0%. This enhancement was driven by a favorable product mix shift toward our higher-margin models, improved component sourcing, and highly effective management of landed costs (including freight and duties). By capturing efficiencies in our ocean freight and duty allocations, we successfully insulated our margins from global inflationary pressures.

Pontoon Boats: Despite the challenging marine market, gross margin for Pontoon Boats expanded from 9.3% to 20.1%. This improvement reflects our pivot away from heavily discounted wholesale clearing programs toward our more profitable DTC channels, combined with enhanced material cost controls and optimized inbound shipping logistics.

Selling expenses

Our selling expenses mainly include warranty expense, advertising and promotion expense, shipping and handling fee and merchant service fee. These expenses decreased by $2.4 million, or 24.5%, from $9.8 million in fiscal 2024 to $7.4 million in fiscal 2025, representing 10.3% and 9.0% of our total revenue in fiscal 2025 and fiscal 2024, respectively. The decrease was mainly due to lower shipping and handling fees, which rose from approximately $6.3 million in fiscal 2024 to $4.4 million in fiscal 2025. The decrease in selling expenses was primarily due to a significant reduction in shipping and handling fees. Historically, higher sales volumes of UTVs and ATVs to our big box retail customers drove elevated shipping costs, as we cover the outbound freight for these accounts. Consequently, the strategic reduction in our wholesale shipment volumes to these big box stores during 2025 directly resulted in the substantial decline in our shipping and handling expenses. This decrease was further supported by continued efficiencies in our warranty expenses. The ongoing effectiveness of our enhanced quality control measures and our traveling technician team has allowed us to sustain reduced repair costs and respond to customer requests highly efficiently.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, travel expenses, insurance expenses and depreciation expenses. General and administrative expenses decreased by $1.0 million, or 6.2%, from $16.5 million in fiscal 2024 to $15.5 million in fiscal 2025. The decrease was mainly due to decreased salaries and benefit, insurance expense, professional fees and other general administrative expenses. Our general and administrative expenses represented 21.5% and 15.1% of our total revenue in fiscal 2025 and fiscal 2024, respectively.

Our salaries and benefits were $6.5 million and $6.4 million, representing 39.3% and 39.0% of our total general and administrative expenses in fiscal 2025 and 2024, respectively. The slight decrease in balance was mainly due to increase in one-off salaries compensation paid to an employee as result of employment termination and the decrease of basic salaries and benefits due to the employment termination.

Our rental expenses increased by $0.9 million, or 38.9%, from $2.4 million for the year ended December 31, 2024, to $3.3 million for the year ended December 31, 2025, representing 21.5% and 14.3% of our total general and administrative expenses in fiscal 2025 and 2024, respectively. This significant increase was primarily driven by the full-year impact of the renewal of our principal warehouse and office facility lease at current, higher market rates, which was executed in the second half of 2024. Additionally, the increase reflects the addition of new facility lease agreements signed during 2024 to expand our operational footprint and optimally support our strategic DTC transition and long-term business growth.

Professional fees decreased significantly by $0.7 million, or 33.1%, from $2.7 million in 2024 to $1.4 million in 2025. The decrease was primarily attributable to fewer ongoing lawsuits that required legal consulting services in the third quarter of fiscal 2025 when compared with same period in the prior year.

Impairment of advance to suppliers

During the year ended December 31, 2025, we had no impairment of advance to suppliers. During the year ended December 31, 2024, we recorded a one-time impairment of advance to suppliers amounting to approximately $0.8 million. In June 2024, we reached a tentative agreement regarding general settlement terms with one suppler who would pay approximately $0.3 million to resolve the claim. Our advance to suppliers amounting to $1.1 million would be considered irrecoverable. Therefore, we wrote off the advance to suppliers amounting to approximately $0.7 million during the year ended December 31, 2024. The settlement agreement was finalized in August 2024.

Loss on litigation

During the year ended December 31, 2025, we did not record any loss on litigation. During the year ended December 31, 2024, we recorded a one-time loss of approximate $3.6 million on legal judgment related to a lawsuit with Nebula. The Final Judgment on July 8, 2024 awarded Nebula $3.3 million in damages, $1.4 million in attorneys' fees and other court cost and $1.2 million in interest on balances since September 15, 2020. We have recorded an additional accrual of $3.6 million as of December 31, 2024, bringing the total accrual related to this lawsuit to approximately $6.0 million. Massimo filed its appellant's brief on January 31, 2025. Nebula filed its appellee's brief on May 1, 2025. Massimo intends to continue vigorously defending the lawsuit and pursuing its appeal. As of the date of this Report, there are no further updates regarding this legal proceeding.

Interest expenses

Our interest expense decreased by $0.05 million or 54.0%, from $0.1 million in fiscal 2024, to $0.05 million in fiscal 2025. The decrease in interest expense was mainly because we did not have any bank loans during this period.

Other income, net

Other income decreased by $0.9 million, or 81.8%, from $1.1 million for the year ended December 31, 2024, to $0.2 million for the year ended December 31, 2025. This decrease was primarily attributable to the absence of several non-recurring, one-time items that significantly benefited fiscal 2024. Specifically, our higher other income in 2024 was driven by a $0.2 million write-off of a vendor's accounts payable following a favorable settlement, an approximately $0.7 million write-off of long-outstanding customer deposits or credits, and elevated insurance claim recoveries. The $0.2 million recognized in fiscal 2025 represents a return to a normalized run-rate for miscellaneous incidental income, reflecting a cleaner operating baseline without the impact of prior-year atypical settlements.

Income before income taxes

Income before income taxes decreased by $0.4 million, from $2.4 million in fiscal 2024, to approximately $2.0 million in fiscal 2025. The decrease was primarily attributable to the fluctuation of gross profits and operating expenses discussed in the foregoing part.

Provision for income taxes

The income tax expense was approximately $0.5 million and $0.7 million in fiscal 2025 and 2024, respectively. Decrease in income tax expense was mainly due to decrease in assessable profit in fiscal 2025.

Net income

Net income was $1.5 million and $1.8 million in fiscal 2025 and 2024, respectively. The decrease was primarily due to fluctuation of revenues and gross profit, offset by a decrease in operating expenses as discussed above.

Cash Flows

For the Years Ended December 31, 2025 and 2024

The following table sets forth summary of our cash flows for the periods indicated:

	Years ended December 31,			
	2025		**2024**	
Net cash provided by operating activities	$	(98,276)	$	6,672,278
Net cash used in investing activities		(731,031)		(225,875)
Net cash provided by (used in) financing activities		(3,592,784)		2,997,867
Net increase (decrease) in cash and cash equivalents		(4,422,091)		9,444,270
Cash and cash equivalents, beginning of the year		10,210,084		765,814
Cash and cash equivalents, end of the year	$	5,787,993	$	10,210,084

Operating Activities

Net cash provided used in operating activities was approximately $0.1 million in fiscal 2025, compared to net cash provided by operating activities of approximately $6.7 million in fiscal 2024, representing a decrease in the net cash provided by operating activities of $6.8 million in fiscal 2025 compared with fiscal 2024. The decrease is primarily due to the following:

● Net income decreased by $0.3 million in fiscal 2025 compared with fiscal 2024.

● Our net income was adjusted for non-cash items, including non-cash operating lease expense, loss on crypto assets, amortization of stock-based compensation related to options and RSUs granted, amortization and depreciation, loss on litigation, deferred tax expense (recovery) and provision (reversal of allowance) for expected credit loss. Non-cash items of approximately $1.0 million in fiscal 2025, compared to non-cash items of approximately $6.2 million during fiscal 2024.

● Account payable decreased by approximately $1.8 million in fiscal 2025, compared to a decrease of approximately $0.8 million in fiscal 2024.

● Prepaid and other current assets increased by approximately $1.3 million in fiscal 2025, compared to an increase of $0.6 million in fiscal 2024

● Tax payable increased by approximately $2.5 million in fiscal 2025, compared to a decrease of approximately $1.0 million in fiscal 2024.

● Increase in payment of operating lease of $2.1 million in fiscal 2025, compared to $1.5 million in fiscal 2024, primary due to leasing additional warehouse space and rent increment upon the renewal of lease agreement.

● Decrease in inventories by approximately $1.3 million, compared to an increase of $1.5 million in fiscal 2024.

Investing Activities

Net cash used in investing activities was approximately $0.7 million in fiscal 2025, compared to net cash used in investing activities of $0.2 million in fiscal 2024. The increase in net cash used in investing activities was primarily attributable to the purchase of crypto assets of $0.7 million.

Financing Activities

Net cash used in financing activities was approximately $3.6 million in fiscal 2025, compared to net cash generated from financing activities of approximately $3.0 million in fiscal 2024. We made a repayment of shareholder withdrawal of $3.6 million for the year ended December 31, 2025 compared with we had a repayment of related party of $2.3 million and a net proceed from IPO of $4.5 million and a proceed from subscription deposits of $0.9 million.

Liquidity and Capital Resources

Overview

The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our products at a price commensurate with the level of operating risk assumed by us.

We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

As of December 31, 2025, we had cash and cash equivalents of approximately $5.7 million. Our current assets were approximately $39.8 million, including approximately $5.3 million accounts receivable, approximately $26.0 million inventory, approximately $0.2 million advance to suppliers and approximately $2.5 million prepayment deposit and other receivables, and our current liabilities were approximately $22.3 million, including $7.7 million accounts payable to suppliers, $6.0 million accrued payment on a legal judgment, $0.6 million contract liabilities, $3.5 million income tax payable, $2.0 million loan from a related party and $2.0 million liabilities from obligations under operating and financing leases, which resulted in a positive working capital of $17.6 million.

Our primary source of cash is currently generated from our business and bank borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties regarding the size and timing of capital raise, we are confident that we can continue to support our operational needs solely by utilizing cash flows generated from our operating activities organically for the next 12 months.

Capital Expenditures

Our capital expenditures consist primarily of the lease of fixed assets and equipment as a result of our business growth. Our capital expenditures amounted to approximately $65,361 and $387,876 for fiscal 2025 and 2024, respectively.

Contractual Commitments

As of December 31, 2025, the Company's contractual obligations consisted of the following:

Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years	
Lease commitment	$	8,645,072	$	2,532,671	$	4,696,151	$	1,416,250	$	-

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2025 and 2024, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this Item.

Item 8. Financial Statements and Supplementary Data.

Reference is made to pages F-1 through F-27 comprising a portion of this 2025 Annual Report, which are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

As discussed in Form 8-K filed with the SEC on July 1, 2025, which is incorporated herein by reference，on June 26, 2025, the audit committee of the Board of Directors of the Company, after discussion with the management of the Company, approved the dismissal of ZH CPA, LLC ("ZH CPA"), the Company's independent registered public accounting firm, and approved the appointment of HHL LLP ("HHL") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, effective June 30, 2025. As of the date of dismissal, ZH CPA had not provided a report regarding the Company's financial statements for any periods ending subsequent to December 31, 2024.

During the interim period from August 26, 2022, the date ZH CPA was appointed, to June 26, 2025, the date of dismissal, there were no (a) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with ZH CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of ZH CPA, would have caused ZH CPA to make reference to such disagreement in its report or (b) "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except that there were material weaknesses in the Company's internal control over financial reporting reported by the Company on its Quarterly Report on Form 10-Q for the period ended March 31, 2025 and its Annual Report on From 10-K for the year ended December 31, 2024, related to ineffective controls over information and communication and period end financial disclosure and reporting processes, including not effectively communicating internally between the sales department and the accounting department and externally with the client and lack of effectiveness of controls over accurate accounting and financial reporting and reviewing the underlying financial statement elements.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through June 30, 2025, the Company did not consult with HHL regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by HHL on the Company's financial statements, and HHL did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer (together, the "Certifying Officers"), or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

In designing periods specified in the SEC's rules and forms, and that such information is accumulated and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

At the end of the period being reported upon, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Certifying Officers, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Certifying Officers concluded that a material weakness was present related to ineffective controls over information and communication and period end financial disclosure and reporting processes, including not effectively communicating internally between the sales department and the accounting department and externally with the client and lack of effectiveness of controls over accurate accounting and financial reporting and reviewing the underlying financial statement elements.

Notwithstanding the material weaknesses, and based on the additional analyses and other procedures management performed to ensure that its consolidated financial statements included in this 2025 Annual Report on Form 10-K were prepared in accordance with U.S. GAAP, we have concluded that the consolidated financial statements and other financial information fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

Remediated Material Weaknesses

We are committed to maintaining strong internal control over financial reporting. In relation to the material weaknesses, management, with oversight from the Company's Audit Committee, is in the process of developing and implementing remediation plans in response to the identified material weaknesses described above by:

● designing and implementing control activities to ensure there is an appropriate periodic assessment of its internal control environment and period end disclosure and reporting processes. For example, new approval procedure is in place for any changes in product offerings or terms and conditions of the arrangements with customers;

● designing and implementing additional monitoring controls for its existing and new revenue streams; and

● designing and implementing effective communication between the sales department and the accounting department.

These material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time for management to conclude, through testing, that such controls are operating effectively. Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of our internal controls and will continue to review, optimize and enhance financial reporting controls and procedures.

Management's Annual Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness, as of December 31, 2025, of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management and the Certifying Officers concluded that a material weakness was present related to ineffective controls over information and communication and period end financial disclosure and reporting processes, including not effectively communicating internally between the sales department and the accounting department and externally with the client and lack of effectiveness of controls over accurate accounting and financial reporting and reviewing the underlying financial statement elements.

Changes in Internal Control over Financial Reporting

Other than as discussed above, there have been no changes to our internal control over financial reporting during the fiscal year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the quarter ended December 31, 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities to satisfy the affirmative defense conditions of "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The following table sets forth information concerning our executive officers and directors and their ages as of the date of this Report:

Name	Age	Position(s)
David Shan	60	Chief Executive Officer, Chairman of the Board of Directors
Crystal Mingqiu Xu*	46	Chief Financial Officer
Quenton Petersen	36	Vice President
Paolo Pietrogrande	68	Director, Chair of Nominating and Corporate Governance Committee
Ting Zhu	56	Director, Chair of Audit Committee
Mark Sheffield	55	Director, Chair of Compensation Committee

* Crystal Mingqiu Xu joined our Company as our Chief Financial Officer on March 2, 2026.

The following is a brief account of the business experience during the past five years (and, in some instances, for prior years) of each director and officer of our Company.

David Shan - Chief Executive Officer and Chairman of the Board of Directors

David Shan founded Massimo Motor Sports on June 30, 2009. He has served as Chief Executive Officer since 2009 and became Chairman of the Board of Directors of the Company in April 2024. From January 2026 to March 2, 2026, Mr. Shan served as our Interim Chief Financial Officer. Since founding Massimo Motor Sports in 2009, he has designed and implemented the Company's long-term business plan, and, over the years, he has led the Company to expand its product line to include a range of UTVs, ATVs, solar systems, electric coolers, and electric scooters. In 2018, Mr. Shan also founded Massimo Marine, a subsidiary of the Company that mainly focuses on manufacturing Pontoon Boats. Mr. Shan has consistently demonstrated his entrepreneurial spirit by successfully establishing, building, and managing multiple businesses. His track record as a business leader and operator exemplifies his entrepreneurial mindset and ability to identify opportunities, create value, and drive business growth. Mr. David Shan holds a bachelor's degree in international trade from Qingdao Ocean University of China.

Crystal Mingqiu Xu – Chief Financial Officer

Crystal Xu has served as Chief Financial Officer of Massimo Group since March 2026. Prior to joining the Company, from July 2021 to June 2025, Ms. Xu served as Financial Controller of Haoxi Health Technology Limited (Nasdaq: HAO), a Nasdaq-listed online marketing solutions provider, where she assisted the Chief Financial Officer in overseeing financial management, SEC reporting, internal controls, and coordination with external auditors. From July 2016 to May 2021, Ms. Xu served as Financial Director of Ebang International Holdings Inc. (Nasdaq: EBON), a Nasdaq-listed Bitcoin mining machine company, where she was responsible for financial reporting, audit coordination, and public company compliance. From February 2011 to June 2016, Ms. Xu served in various financial roles at Hailiang Education Group Inc., a formerly Nasdaq-listed education company, ultimately serving as Assistant to the Chief Financial Officer, supporting financial management, budgeting, and internal control improvements. In addition, Ms. Xu served as a senior audit manager at Marcum Bernstein & Pinchuk LLP from March 2009 to December 2010; was senior compliance manager at UTStarcom Holdings Corp. (Nasdaq: UTSI) from July 2008 to January 2009; and was an audit manager at KPMG from January 2006 to July 2008; and was a senior auditor at PricewaterhouseCoopers from August 2003 to January 2006. Ms. Xu holds a Bachelor's degree in Finance from Guangdong University of Foreign Studies.

Quenton Petersen - Vice President

     Paolo Pietrogrande has served as our independent director and chair of our Nominating and Corporate Governance Committee since April 2024. Since 2004, Mr. Pietrogrande is the Managing Partner of Netplan Management Consulting, LLC, a U.S.-based executive advisory with a subsidiary in Italy, supporting individuals, organizations and companies in defining their goals and in executing action lists with effectiveness, integrity, social responsibility and passion. Since October 2024, he also serves as Chairman of Trasporti Romagna, a leading low temperature logistic services provider in Italy and since December 2020 he serves as Chairman of Edera Impresa Sociale, an R&D incubator for the civil, construction industry. Mr. Pietrogrande is also a director of various listed or privately owned companies. Mr. Pietrogrande received his doctorate degree in Chemical Engineering from Sapienza University of Rome, and he received a certificate in management of technology and innovation at California Institute of Technology.

Ting Zhu - Independent Director, Chair of Audit Committee

     Ting Zhu has served as our independent director and chair of our Audit Committee since April 2024. Ms. Zhu is an active licensed certified public accountant in Texas since 2005. Prior to 2005, Ms. Zhu worked in various certified public accounting firms and industries, which include Pricewaterhouse Coopers, Zale Lipshy University Hospital, and Automatic Products Corporation. From 2007 until 2014, Ms. Zhu was one of the founders of First Home Improvement, a trading company. In 2010, she founded Spring Creek Tax Services. Spring Creek Tax Services provides tax compliance service for small- to middle-size businesses and individuals. It is not a licensed certified public accounting firm.

Paolo Pietrogrande - Independent Director, Chair of the Nominating and Corporate Governance Committee

     Paolo Pietrogrande has served as our independent director and chair of our Nominating and Corporate Governance Committee since April 2024. Since 2004, Mr. Pietrogrande has been the Managing Partner of Netplan Management Consulting, LLC, a U.S.-based executive advisory with a subsidiary in Italy, supporting individuals, organizations and companies in defining their goals and in executing action lists with effectiveness, integrity, social responsibility and passion. He also serves as Chairman of Trasporti Romagna, a leading low temperature logistic services provider in Italy, a position he has held since October 2024, and serves as Chairman of Edera Impresa Sociale, an R&D incubator for the civil construction industry, a position he has held since December 2020. Mr. Pietrogrande is also a director of various publicly listed companies. Mr. Pietrogrande received his doctorate degree in Chemical Engineering from Sapienza University of Rome, and he received a certificate in management of technology and innovation at California Institute of Technology.

Mark Sheffield - Independent Director Nominee, Chair of Compensation Committee

     Mark Sheffield has served as our independent director and chair of our Compensation Committee since April 2024. Since 2006, Mr. Sheffield has been a strategic advisor for Woods Cycle Country, a dealership in Texas for goods in the Powersports Vehicles and Boat Industry, including motorcycles, ATVs, and watercraft. Since 2016, Mr. Sheffield has also been a powersports, recreational vehicle, and marine business consultant for Spader Business Management/NCM Associates. Mr. Sheffield currently serves on the Board of Directors of the Texas Motorcycle Dealer Association and the National Powersports Dealer Association, advocacy groups for dealers in the Powersports Vehicles and Boat Industry. Mr. Sheffield has also worked with other dealers, including America's Powersports, Honda of Houston, and Woods Indian Motorcycle.

Board of Directors and Committees

Our Board of Directors consists of five directors, including two executive directors and three independent directors. We also have established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee under the Board of Directors. We have adopted a charter for each of the three committees. Each of the committees of our Board of Directors shall have the composition and responsibilities described below.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executives has, during the past ten years, been involved in any legal proceedings in subscription (f) of Item 401 of Regulation S-K.

Controlled Company Status

A controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Mr. Shan, our Chief Executive Officer and Chairman of the Board of Directors, holds more than 50% of our voting power.

Therefore, for so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not currently plan to take advantage of the exemptions provided to controlled companies, which include:

● our Board of Directors is not required to be comprised of a majority of independent directors;

● our Board of Directors is not subject to the compensation committee requirement; and

● we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not currently plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Role of the Board of Directors in Risk Oversight

The Board of Directors is responsible for assessing the risks facing our Company and considers risk in every business decision and as part of our business strategy. The Board of Directors recognizes that it is neither possible nor prudent to eliminate all risk, and that strategic and appropriate risk-taking is essential for us to compete in our industry and in the global market and to achieve our growth and profitability objectives. Effective risk oversight, therefore, is an important priority of the Board of Directors.

While the Board of Directors oversees our risk management, management is responsible for day-to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies that are adopted by the Board of Directors. The Board of Directors reviews and adjusts our risk management strategies at regular intervals, or as needed.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics, the "Code of Business Conduct," to ensure that our business is conducted in a consistently legal and ethical manner. Our policies and procedures cover all major areas of professional conduct, including employee policies, conflicts of interest, protection of confidential information, and compliance with applicable laws and regulations. The Code of Business Conduct is available at our website at www.massimomotor.com. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Committees

Our Board of Directors has appointed an Audit Committee, Compensation Committee, and a Nominating and Corporate Governance Committee, and has adopted charters for each of these committees.

Audit Committee

The Audit Committee consists of Ting Zhu, Paolo Pietrogrande and Mark Sheffield, with Ting Zhu serving as Chairwoman. The Audit Committee assists the Board of Directors in discharging its responsibilities relating to the financial management of our Company and oversight of our accounting and financial reporting, our independent registered public accounting firm and its audits, our internal financial controls and the continuous improvement of our financial policies and practices. In addition, the Audit Committee is responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The responsibilities of the Audit Committee, which is set forth in its charter, include:

● appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

● pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

● reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

● coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

● establishing policies and procedures for the receipt and retention of accounting-related complaints, whistleblowers, and concerns; and

● reviewing and approving any related party transactions.

We believe that our Audit Committee complies with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our Compensation Committee consists of Mark Sheffield, Ting Zhu, and Paolo Pietrogrande, with Mr. Sheffield serving as Chairman. The Compensation Committee assists the Board of Directors in setting and maintaining our compensation philosophy and in discharging its responsibilities relating to executive and other human resources hiring, assessment and compensation, and succession planning. The responsibilities of the Compensation Committee, which are set forth in its charter, include:

● reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

● evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

● determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

● overseeing and making recommendations to the Board of Directors with respect to our incentive-based compensation and equity plans; and

● reviewing and making recommendations to the Board of Directors with respect to director compensation.

We believe that the composition of our Compensation Committee complies with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Paolo Pietrogrande, Mark Sheffield and Ting Zhu, with Mr. Pietrogrande serving as Chairman. The responsibilities of the Nominating and Corporate Governance Committee, which is set forth in its charter, include:

● making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;

● recommending qualified individuals as nominees for election as directors;

● reviewing the appropriate skills and characteristics required of director nominees;

● establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members; and

● periodically reviewing the corporate governance guidelines and supervising the management representative charged with implementing our corporate governance procedures.

We believe that the composition of our Nominating and Corporate Governance Committee complies with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

Insider Trading Policy

On March 25, 2024, we adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers, and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the "Insider Trading Policy").

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 19.1 and is incorporated herein by reference.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, as amended, requires our directors and certain of our officers, as well as persons who own more than 10% of a registered class of our equity securities ("Reporting Persons"), to file reports with the SEC. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to officers, directors and greater than ten percent shareholders, except the following, were complied with during the fiscal year ended December 31, 2025:

Name	Form	Number of Shares
Mark Sheffield	Form 4	50
Quenton Petersen	Form 3	-
Paolo Pietrogrande	Form 4	2,250

Director Independence

Our Board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the Board determined that each Ting Zhu, Paolo Pietrogrande and Mark Sheffield are "independent" within the meaning of Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Item 11. Executive Compensation.

The following table sets forth total compensation paid to our named executive officers for the years ended December 31, 2024 and 2025. Individuals we refer to as our "named executive officers" include (i) all individuals serving as our Chief Executive Officer during the fiscal year ended December 31, 2025; (ii) our two most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers at the end of the fiscal year ended December 31, 2025, whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2025 and (iii) our most highly compensated executive officer other than our Chief Executive Officer who served as an executive officer during the fiscal year ended December 31, 2025 but not at the end of the fiscal year ended December 31, 2025 whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2025.

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	Option Based Awards (6) $	Stock Awards (5) $	Other Compensation $	Total $
David Shan,	2024	236,527	-	100,007	176,850	-	505,134
Chief Executive Officer and Interim Chief Financial Officer* (1)	2025	135,057	-	-	-	-	-
Dr. Yunhao Chen	2024	200,010	-	62,091	400,958	-	663,059
Chief Financial Officer*(2)	2025	200,010	-	51,696	76,099	-	327,805
Quenton Peterson,	2024	109,237	-	-	11,640	63,455	184,332
Vice President(3)	2025	257,618	-	-	-	-	257,618
Michael Smith	2024	230,950	-	62,091	117,901	316,200	714,852
Vice President(4)	2025	216,396	-	-	-	-	216,396

* Effective January 16, 2026, Dr. Yunhao Chen resigned as Chief Financial Officer and Director of the Company. Subsequently, Crystal Mingqiu Xu joined the Company as its Chief Financial Officer, effective as of March 2, 2026.

(1) In 2025, Mr. Shan received a salary of $135,057 from Massimo Motor Sports and $nil from Massimo Marine. In 2024, Mr. Shan received a salary of $125,007 from Massimo Motor Sports and $111,520 from Massimo Marine.

(2) The compensation in the table reflects salary paid by Massimo Motor Sports to Dr. Chen as of December 31, 2025.

(3) Mr. Peterson served as Vice President of Massimo Motor Sports until October 25, 2023, and was later re-appointed for the position on March 1, 2025. The compensation in the table reflects salary paid by Massimo Motor Sports to Mr. Peterson.

(4) In 2025, Mr. Smith received a salary of $216,396 from Massimo Motor Sports and $nil from Massimo Marine. In 2024, Mr. Smith received a salary of $120,005 from Massimo Motor Sports, a salary of $110,945 from Massimo Marine, and a commission of $316,200 from Massimo Marine. Mr. Smith served as Vice President of Massimo Motor Sports until March 1, 2025.

(5) Amounts shown represent the aggregate full grant date fair value of each award calculated in accordance with FASB ASC Topic 718. The assumptions made in the calculation of these amounts are contained in Note 17 to the Company's audited financial statements for the year ended December 31, 2025, included herein.

(6) Amounts shown represent the aggregate grant date fair value of options granted in May 2024 calculated in accordance with FASB ASC Topic 718 subject to various vesting periods. Assumptions used in the calculation of these amounts are included in the Note 17 of the Company's audited financial statements for the year ended December 31, 2025, included herein.

Director and Officer Liability Insurance

We have purchased director and officer liability insurance that provides financial protection for our directors and officers in the event that they are sued in connection with the performance of their services and also provides employment practices liability coverage, which insures for harassment and discrimination suits.

Compensation Pursuant to Agreements and Plans

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, our then Chief Financial Officer, and Vice President, with each agreement effective June 1, 2023.

Agreement with David Shan

We entered into an employment agreement, effective June 1, 2023, with Mr. David Shan, our Chief Executive Officer. The agreement provides for at-will employment, an annual base salary of $275,000, and a discretionary annual bonus opportunity. The CEO's total compensation also includes a grant of Company stock under the Company's Incentive Plan.

Under the CEO employment agreement, Mr. Shan agreed to customary confidentiality and intellectual property assignment provisions and, during the employment term and for a period of 12 months following termination of the CEO employment agreement, to refrain from (i) soliciting the Company's employees or independent contractors or (ii) competing against the Company's business. Mr. Shan has also agreed to a non-disparagement restriction. The Company agreed to customary indemnification provisions and to provide directors and officers liability insurance coverage during Mr. Shan's employment and for a six-year term thereafter.

Agreement with Dr. Yunhao Chen

We entered into an employment agreement, effective June 1, 2023, with Dr. Yunhao Chen, our then Chief Financial Officer. The agreement provides for at-will employment, an annual base salary of $200,000, and a discretionary annual bonus opportunity. The CFO's total compensation also includes a grant of Company stock under the Incentive Plan.

Under the CFO employment agreement, Dr. Chen agreed to customary confidentiality and intellectual property assignment provisions and, during the employment term and for a period of 12 months following termination of the CFO employment agreement, to refrain from (i) soliciting the Company's employees or independent contractors or (ii) competing against the Company's business. Dr. Chen has also agreed to a non-disparagement restriction. The Company agreed to customary indemnification provisions and to provide directors and officers liability insurance coverage during Dr. Chen's employment and for a six-year term thereafter. Dr. Yunhao Chen voluntarily resigned as CFO on January 16, 2026, with no disagreements reported regarding Company operations.

Agreement with Crystal Mingqiu Xu

We entered into an offer letter, effective March 2, 2026, with Ms. Crystal Mingqiu Xu, our current Chief Financial Officer. The agreement provides for at-will employment, an annual base salary of $100,000, and a discretionary annual bonus opportunity. In addition, Ms. Xu is eligible to receive a grant of Company stock under the Incentive Plan.

Agreement with Michael Smith

We had entered into an employment agreement, effective June 1, 2023, with Mr. Michael Smith. The agreement provided for at-will employment, an annual base salary of $250,000, and a discretionary annual bonus opportunity. His total compensation also includes a grant of Company stock under the Incentive Plan.

Under the VP employment agreement, Mr. Smith had agreed to customary confidentiality and intellectual property assignment provisions and, during his employment term and for a period of 24 months following termination of the VP employment agreement, to refrain from (i) soliciting the Company's employees or independent contractors or (ii) competing against the Company's business. Mr. Smith has also agreed to a non-disparagement restriction. The Company agreed to customary indemnification provisions and to provide directors and officers liability insurance coverage during Mr. Smith's employment and for a six-year term thereafter.

Agreement with Quenton Petersen

On March 1, 2025, the Company, appointed Quenton Petersen as the Vice President. In connection with this appointment, the Company entered into an employment agreement with Mr. Petersen (the "Petersen Agreement"). Pursuant to the Petersen Agreement, Mr. Petersen will serve as the Company's Vice President on an at-will basis. The Petersen Agreement provides Mr. Petersen with the following compensation: (i) an annualized base salary of $150,000 USD, (ii) eligibility to receive equity grants under the Company's equity plan, (iii) eligibility to receive commissions based on a schedule to be agreed between Mr. Petersen and the Company, (iv) eligibility to receive an annual bonus that the Company may award in its sole and absolute discretion, and (v) eligibility for any fringe benefits offered by the Company on the same terms and conditions as other employees.

Compensation of Directors

The following table sets forth a summary of compensation for the fiscal year ended December 31, 2025, that we paid to each director other than our Chief Executive Officer and our then Chief Financial Officer, whose compensation is fully reflected in the Summary Compensation Table set forth above. No other or additional compensation for services was paid to any of the directors.

	Fees Earned or Paid in Cash ($)		Stock Compensation ($)[1]		Option Compensation ($)[1]		Total ($)
Paolo Pietrogrande	-	$	21,243	$	-	$	21,243
Ting Zhu	-	$	21,243	$	-	$	21,243
Mark Sheffield	-	$	21,243	$	-	$	21,243

(1) The amounts in these columns represent the grant date fair values of the awards calculated in accordance with ASC Topic 718. Please see Note 17 to the consolidated financial statements for the year ended December 31, 2025, contained in this Annual Report for the assumptions used in the calculation of grant date fair values pursuant to FASB ASC Topic 718.

Equity Incentive Plan

We have implemented the Incentive Plan, the form of which is attached hereto as Exhibit 10.9. The Incentive Plan is intended to provide for awards to attract, motivate, retain, and reward selected key employees and other eligible persons, including our named executive officers. The Incentive Plan was amended by Amendment No. 1, which was adopted by the Board on March 17, 2025 and approved by the stockholders on April 23, 2025. Amendment No. 1 is filed hereto as Exhibit 10.11.

A summary of the Incentive Plan is set out below.

Number of Shares

Four million shares of our common stock are reserved for grant or issuance under the Incentive Plan. Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired shares. Up to four million shares of our common stock may be issued upon the exercise of incentive stock options.

The number of shares available for issuance under the Incentive Plan also includes an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and continuing until (and including) January 1, 2034, equal to the lesser of:

● a number of shares equal to 3% of the aggregate number of shares of our common stock issued and outstanding as of December 31 of the immediately preceding calendar year; or

● such number of shares of our common stock as the plan administrator may determine.

Any shares of our common stock that are represented by awards under the Incentive Plan that are forfeited, expire, or are cancelled or settled in cash without delivery of shares, or that are forfeited back to us or reacquired by us after delivery for any reason, or that are tendered to us or withheld to pay the exercise price or related tax withholding obligations in connection with any award under the Incentive Plan, will again be available for awards under the Incentive Plan. Only shares of our common stock actually issued under the Incentive Plan will reduce the share reserve.

Annual Limitation on Awards to Non-Employee Directors

The Incentive Plan contains a limitation whereby the value of all awards under the Incentive Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $300,000 for the first calendar year a non-employee director is initially appointed to the Board, and $100,000 in any other calendar year.

Administration

The Incentive Plan is administered by our Compensation Committee or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially is our Compensation Committee, has full power to select from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more of our officers the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Eligibility

Persons eligible to participate in the Incentive Plan are employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion.

Types of Awards

The Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards, or collectively, awards.

Stock Options. The Incentive Plan permits the granting of both options to purchase shares of our Common Stock intended to qualify as incentive stock options under Section 422 of the Code ("ISOs") and options that do not so qualify (nonqualified stock option or "NSOs"). Options granted under the Incentive Plan are NSOs if they fail to qualify as ISOs or exceed the annual limit on ISOs. ISOs may only be granted to employees of the Company and its subsidiaries. NSOs may be granted to any persons eligible to receive awards under the Incentive Plan.

The option exercise price of each option will be determined by the plan administrator. The exercise price for an ISO may not be less than 100% of the fair market value of the Company's common stock on the date of grant or, in the case of an ISO granted to a 10% stockholder, 110% of such share's fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five years for an ISO granted to a 10% stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, check, or, with approval of the plan administrator, by delivery (or attestation to the ownership) of shares of our Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit NSOs to be exercised using a "net exercise" arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The plan administrator may award stock appreciation rights ("SARs") subject to such conditions and restrictions as it may determine. SARs entitle the recipient to shares of Common Stock, or cash, equal to the value of the appreciation in the Company's stock price over the exercise price, as set by the plan administrator. The term of each SAR will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each SAR may be exercised, including the ability to accelerate the vesting of such SARs.

Restricted Stock. A restricted stock award is an award of Common Stock that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Stock Units. Restricted stock units ("RSUs") are the right to receive shares of Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of RSUs are made, the number of RSUs to be awarded, the time or times within which awards of RSUs may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the RSUs. The value of the RSUs may be paid in shares of Common Stock, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of RSUs will have no voting rights. Prior to settlement or forfeiture, RSUs awarded under the Incentive Plan may, at the plan administrator's discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one share of Common Stock while each RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Common Stock, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they are payable.

Other Stock-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other stock-based awards will be made, the amount of such other stock-based awards, and all other conditions, including any dividend and/or voting rights.

Tax Withholding

Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Company or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or its subsidiaries in an amount that would satisfy the withholding amount due.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant's estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Company's Common Stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares covered by outstanding awards made under the Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price).

Amendment and Termination

The Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan.

Term of Plan

The Incentive Plan was adopted by the Board on March 25, 2024 and will remain in effect for ten years from that date, unless it is terminated earlier by the Board. The Incentive Plan was amended by Amendment No. 1, which was adopted by the Board on March 17, 2025 and approved by the stockholders on April 23, 2025.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2025.

	Option Awards				Stock Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($) [1]	Option Expiration Date	No. of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($) [2]	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested
David Shan	-	46,860	$ 4.27	May 21, 2029	-	-	-
	-	103,140	$ 4.00	May 21, 2034	-	-	-
Dr. Yunhao Chen*	-	50,000	$ 4.00	May 21, 2029	-	-	-
	-	50,000	$ 4.00	May 21, 2034	-	-	-
Michael Smith	-	50,000	$ 4.00	May 21, 2029	-	-	-
	-	50,000	$ 4.00	May 21, 2034	-	-	-

* Effective January 16, 2026, Dr. Yunhao Chen resigned as CFO and Director.

(1) Weighted Average Exercise Price.
(2) Measured at closing stock price on December 31, 2025.

Clawback Policy

On March 25, 2024, the Board of Directors adopted a clawback policy which provides for the recovery of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws. Since the adoption of this policy, there have been no accounting restatements, nor is there any compensation to be recovered.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2026, based on information obtained from the persons named below, with respect to the beneficial ownership common stock, by:

● each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

● each of our executive officers and directors that beneficially owns our common stock; and

● all our executive officers and directors as a group.

In the table below, percentage ownership is based on 41,640,950 shares of our common stock issued and outstanding as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days following March 23, 2026 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

The address of each holder listed below, except as otherwise indicated, is c/o 3101 W Miller Road, Garland, Texas 75041.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock Beneficially Owned
Executive Officers and Directors		
David Shan	32,160,000	77.23%
Crystal Mingqiu Xu[1]	-	*
Paolo Pietrogrande	9,000	*
Ting Zhu	9,000	*
Mark Sheffield	9,000	*
Quenton Petersen	-	-
All directors and executive officers as a group (7 persons)	32,320,334	77.62%
5% Stockholders		
-	-	-

* Represents beneficial ownership of less than 1%.

(1) Crystal Mingqiu Xu joined our Company as our Chief Financial Officer, effective as of March 2, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The following are transactions in the fiscal year ended December 31, 2025 and until the date of this Report, between us and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with: (a) us, (b) our directors; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including senior management of companies and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Our Audit Committee reviews all related party transactions on an ongoing basis and all such transactions be approved by the Audit Committee. In determining whether to approve a related party transaction, the Audit Committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

● whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

● whether there are business reasons for the Company to enter into the related-party transaction;

● whether the related party transaction would impair the independence of an outside director;

● whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director's, executive officer's or the related party's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant; and

● any pre-existing contractual obligations.

The following are the major related parties and their relationships with us:

Name of Related Party	Relationship to the Company
David Shan	Controlling shareholder of the Company
Miller Creek Holdings LLC	Controlled by David Shan
Vessel Technology Inc	Controlled by David Shan

As of December 31, 2025, loan from a related party consists of the following:

	December 31, 2025
Loan from David Shan, opening balance	$ 5,545,548
Repayment	(3,546,459)
Capital dividend declared	-
Loan from David Shan, ending balance	$ 2,000,089
Non-current	-
Current	$ 2,000,089

On January 3, 2024, the Company entered into an unsecured loan agreement with Mr. David Shan, the Chairman of the Board and CEO, to change the payment term from due on demand to due on January 3, 2029. This unsecured loan was required by MidFirst Bank when the Company renewed the line of credit on January 3, 2024. On May 13, 2024, the line of credit with MidFirst Bank was closed and the Company obtained a new line of credit with Cathay Bank, which did not have such requirement. The Company made repayment totaling $3,546,459 towards this loan during the year ended December 31, 2025. The Company intends to continue repayments of the loan from Mr. Shan for the next twelve months. Consequently, the outstanding balance has been reclassified from non-current liabilities to current liabilities as of December 31, 2025.

On August 1, 2018, the Company signed a lease agreement with Miller Creek Holding LLC, a related party owned by Mr. Shan to rent the warehouse and office space of total 220,000 square feet for a monthly rent of $40,000. The lease expired on July 31, 2021 and was renewed for another three years, expiring on July 31, 2024, with monthly rent of $60,000. On August 1, 2024, the lease was further renewed for another five years and expired on July 31, 2029 with monthly rent of $145,750. On April 29, 2023, the Company signed another lease agreement with Miller Creek Holding LLC, to rent the warehouse and office space of total 66,000 square feet for monthly rent of $35,000 used for its operation. The lease expires on April 30, 2026. On May 1, 2024, the Company signed another two lease agreements with Miller Creek Holding LLC, to rent additional warehouse and office space of 60,000 square feet and 30,000 square feet for monthly rent of $33,000 and $16,500 used for its operation, respectively. The leases will expire on August 31, 2029. The Company also had multiple lease agreements for machinery, office equipment and vehicles. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recorded rent expense of $2,110,213 for the fiscal year ended December 31, 2025 respectively in connection with lease arrangements.

In connection with the Company's bank borrowing, Mr. Shan and Miller Creek Holdings LLC provided an unlimited guarantee to the Company's bank loan.

On January 3, 2024, Massimo Motor Sports signed a renewal agreement with MidFirst Bank. Under the agreement, Mr. David Shan, the controlling shareholder, Miller Creek Holdings LLC and Massimo, the holding company of Massimo Motor provided unlimited guarantee to the Company's bank loan. On May 13, 2024, the credit facility was closed due to transferring to Cathay Bank as mentioned above), and all guarantees were released and transferred to Cathay Bank.

On May 13, 2024, the Company's subsidiary Massimo Motor Sports obtained a line of credit from Cathay Bank, pursuant to which the Company has the availability to borrow a maximum $15.0 million out of this line of credit for one year at the U.S. prime rate + 0.75%. Before then, the Company had a line of credit of maximum $10.0 million from MidFirst Bank, which is cancelled upon the grant of the line of credit from Cathay Bank. As of December 31, 2024 and 2025, the outstanding balance was $nil and $nil. This line of credit is also personally guaranteed by Mr. David Shan, the controlling shareholder. This line of credit is pledged by the Company's accounts receivable, deposit accounts, equipment and inventories.

Statement of Policy

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Director Independence

Our common stock is listed on Nasdaq. The listing rules of this stock exchange generally require that a majority of the members of a listed company's Board of Directors, and each member of a listed company's audit, compensation and nominating and corporate governance committees, be independent. Our Board of Directors has determined that Paolo Pietrogrande, Ting Zhu and Mark Sheffield do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and such directors are "independent" as that term is defined under the rules of Nasdaq and Rule 10A-3, described below.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, subject to the transition rule that is applicable to a newly public company. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee accept, directly or indirectly, receive any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Item 14. Principal Accountant Fees and Services.

The following table represents fees for professional audit services for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2025 and 2024, rendered by HHL LLP, the Company's current independent registered public accounting firm, and ZH CPA, LLC, the Company's prior independent registered public accounting firm.

	HHL LLP Fiscal year ended December 31,		ZH CPA, LLC Fiscal year ended December 31	
	2025	**2024**	**2025**	**2024**
Audit fees [1]	$ 130,000	-	-	300,000
Audit-related fees [2]	-	-	-	-
Tax fees	-	-	-	-
All other fees	-	-	-	-
Total fees	$ 130,000	-	-	300,000

1. Audit fees consist of fees for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of the financial statements included in the Company's Form 10-Q and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

2. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Pre-Approval Policy

Our Audit Committee was formed upon the consummation of our IPO. Since the formation of our Audit Committee, and on a going-forward basis, the Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a)   The following documents are filed as part of this 2025 Annual Report:

(1)   Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm PCAOB ID Number 7269	F-1
Report of Independent Registered Public Accounting Firm PCAOB ID Number 6413	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-3
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2025 and 2024	F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2025 and 2024	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024	F-6
Notes to Consolidated Financial Statements	F-7 - F-28

(2)   Consolidated Financial Statements Schedule

All financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the financial statements and notes thereto beginning on page F-1 of this 2025 Annual Report.

(3)   Exhibits

We hereby file as part of this 2025 Annual Report the exhibits listed in the attached Exhibit Index. Exhibits that are incorporated herein by reference can be inspected on the SEC website at www.sec.gov.

Item 16. Form 10-K Summary.

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Massimo Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Massimo Group and its subsidiaries (the "Company") as of December 31, 2025, and the related consolidated statement of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HHL LLP

We have served as the Company's auditor since 2025.

New York, NY
March 31, 2026



ZH CPA, LLC   CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Massimo Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Massimo Group and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statement of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements for the year ended December 31, 2024, have been restated to correct a misstatement related to revenue.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company's auditor from 2022 to June 2025.

Denver, Colorado
March 26, 2025, except for the effects of the restatements disclosed in Note 2, Note 3, Note 14, Note 16 and Note 19 as to which the date is May 20, 2025

F-2

MASSIMO GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

		As of December 31,		
		2025		**2024**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	5,787,993	$	10,210,084
Accounts receivable, net		5,327,037		4,826,637
Inventories, net		26,007,553		27,258,640
Advance to suppliers		193,403		99,076
Due from a related party		-		8,576
Prepaid and other current assets		2,531,257		1,220,432
Total current assets		39,847,243		43,623,445
NON-CURRENT ASSETS				
Property and equipment at cost, net		456,078		532,259
Right of use operating lease assets, net		7,388,313		9,485,899
Right of use financing lease assets, net		30,513		71,801
Crypto Assets		573,333		-
Other non-current assets		49,500		49,500
Deferred tax assets		3,087,831		1,126,614
Total non-current assets		11,585,568		11,266,073
TOTAL ASSETS	$	51,432,811	$	54,889,518
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Short-term loans	$	-	$	-
Accounts payable		7,726,558		9,572,444
Other payable, accrued expenses and other current liabilities		6,233,684		6,169,193
Accrued return liabilities		12,166		261,588
Accrued warranty liabilities		152,795		503,553
Contract liabilities		609,171		449,999
Current portion of obligations under operating leases		1,956,045		2,119,894
Current portion of obligations under financing leases		23,927		43,421
Income tax payable		3,539,447		1,072,263
Loan from a related party		2,000,089		5,546,548
Total current liabilities		22,253,882		25,738,903
NON-CURRENT LIABILITIES				
Obligations under operating leases, non-current		5,456,648		7,412,693
Obligations under financing leases, non-current		9,676		33,602
Loan from a related party		-		-
Total non-current liabilities		5,466,324		7,446,295
TOTAL LIABILITIES	$	27,720,206	$	33,185,198
Commitments and Contingencies				
EQUITY				
Common shares, $0.001 par value, 100,000,000 shares authorized, 41,640,950 and 41,539,950 issued and outstanding as of December 31, 2025 and 2024, respectively		41,640		41,539
Subscription receivable		-		-
Additional paid-in-capital		7,113,750		6,614,907
Retained earnings		16,557,215		15,047,874
Total equity		23,712,605		21,704,320
TOTAL LIABILITIES AND EQUITY	$	51,432,811	$	54,889,518

The accompanying notes are an integral part of these consolidated financial statements.

MASSIMO GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Years Ended December 31,			
	2025		2024	
Revenues	$	71,828,444	$	109,325,742
Cost of revenues		44,879,246		76,865,803
Gross profit		26,949,198		32,459,939
Operating expenses:				
Selling expense		7,406,909		9,804,547
General and administrative expense		15,473,130		16,489,530
Impairment of advance to suppliers		-		772,780
Research and development expense		2,089,181		343,493
Total operating expenses		24,969,220		27,410,350
Income from operations		1,979,978		5,049,589
Other income (expense):				
Other income, net		187,156		1,110,837
Loss on litigation		-		(3,645,092)
Changes in fair value of Crypto assets		(92,337)		-
Interest expense		(45,353)		(98,667)
Total other (expense) income, net		49,466		(2,632,922)
Income before income taxes		2,029,444		2,416,667
Provision for income taxes		520,103		654,758
Net income and comprehensive income	$	1,509,341	$	1,761,909
Earnings per Share – basic	$	0.04	$	0.04
Weighted average shares outstanding – basic		41,603,838		41,010,654
Earnings per Share – diluted	$	0.04	$	0.04
Weighted average shares outstanding – diluted		41,640,950		41,161,849

The accompanying notes are an integral part of these consolidated financial statements.

MASSIMO GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

| | Common Share | | Subscription | Additional Paid-in | Retained | |
	Shares	Amount	Receivable	Capital	Earnings	Total
Balance at December 31, 2023	40,000,000	$ 40,000	$ (832,159)	$ 1,994,000	$ 13,285,965	$ 14,487,806
Subscription received	–	–	832,159	88,172	–	920,331
Initial public offering, net of share issuance costs	1,300,000	1,300	–	3,337,941	–	3,339,241
Common stock issued for services	22,485	22	–	79,978	–	80,000
Common stock issued upon vesting of RSUs	226,334	226	–	(226)	–	–
Amortization of share-based compensation related to options granted	–	–	–	224,190	–	224,190
Amortization of share-based compensation related to RSU granted	–	–	–	922,399	–	922,399
Common stock cancelled for services	(8,869)	(9)	–	(31,547)	–	(31,556)
Net income	–	–	–	–	1,761,909	1,761,909
Balance at December 31, 2024	41,539,950	$ 41,539	$ -	$ 6,614,907	$ 15,047,874	$ 21,704,320

| | Common Share | | Subscription | Additional Paid-in | Retained | |
	Shares	Amount	Receivable	Capital	Earnings	Total
Balance at December 31, 2024	41,539,950	$ 41,539	$ –	$ 6,614,907	$ 15,047,874	$ 21,704,320
Common stock issued upon vesting of RSUs	101,000	101	–	(101)	–	–
Stock based compensation	–	–	–	191,566	–	191,566
Amortization of share-based compensation related to RSU granted	–	–	–	307,379	–	307,379
Net income	–	–	–	–	1,509,341	1,509,341
Balance at December 31, 2025	41,640,950	$ 41,640	$ -	$ 7,113,750	$ 16,557,215	$ 23,712,605

The accompanying notes are an integral part of these consolidated financial statements.

MASSIMO GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,			
	2025		**2024**	
Cash flows from operating activities:				
Net income	$	1,509,341	$	1,761,909
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		141,542		129,598
Non-cash operating lease expense		2,097,586		1,580,173
Amortization of finance lease right-of-use assets		44,192		41,748
Unrealized loss on Crypto assets		92,337		-
(Reversal of) provision of allowance for expected credit loss		109,682		(173,168)
Gain on disposal of property and equipment		-		(36,001)
Addition of inventories reserve, net		-		30,000
Impairment of advance to suppliers		-		772,780
Loss on litigation		-		3,645,092
Amortization of share-based compensation related to options granted		191,565		224,190
Amortization of share-based compensation related to RSU granted		307,379		922,399
Common stock issued for services		-		48,444
Deferred income tax recovery		(1,961,217)		(992,013)
Changes in operating assets and liabilities:				
Accounts receivable		(610,082)		4,912,976
Inventories		1,251,087		(1,487,728)
Advance to suppliers		(94,327)		717,472
Prepaid and other current assets		(1,310,825)		(632,423)
Due from a related party		8,576		(8,576)
Accounts payables		(1,845,886)		(761,764)
Other payable, accrued expense and other current liabilities		64,492		82,135
Tax payable		2,467,184		(1,048,820)
Accrued warranty liabilities		(350,758)		(115,560)
Accrued return liabilities		(249,422)		(21,688)
Contract liabilities		159,172		(1,385,412)
Lease liabilities – operating lease		(2,119,894)		(1,533,485)
Net cash provided by operating activities		(98,276)		6,672,278
Cash flows from investing activities:				
Proceed from sales of property and equipment		-		162,001
Purchase of Crypto assets		(665,670)		-
Purchase of short-term investment		(3,000,000)		-
Proceeds from short-term investment		3,000,000		-
Acquisition of property and equipment		(65,361)		(387,876)
Net cash used in investing activities		(731,031)		(225,875)
Cash flows from financing activities:				
(Repayment of) proceeds from other loans		-		(303,583)
Repayment of finance lease liabilities		(46,325)		(41,648)
Deferred offering costs		-		(246,890)
Repayment of loan from a related party		(3,546,459)		(2,373,593)
Proceeds from initial public offering, net of share issuance costs		-		5,043,250
Proceeds from subscription deposits		-		920,331
Net cash provided by (used in) financing activities		(3,592,784)		2,997,867
Net increase (decrease) in cash and cash equivalents		(4,422,091)		9,444,270
Cash and cash equivalents, beginning of the year		10,210,084		765,814
Cash and cash equivalents, end of the year	$	5,787,993	$	10,210,084
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid for interest	$	45,353	$	98,667
Cash paid for income taxes	$	16,470	$	2,695,591
NON-CASH ACTIVITIES				
Right of use assets obtained in exchange for operating lease obligations	$	-	$	9,587,851
Right of use assets obtained in exchange for finance lease	$	-	$	-
Common shares cancellation	$	-	$	31,556

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Massimo Group (the "Company") is a holding company established on October 10, 2022 under the laws of the State of Nevada. The Company, through its subsidiaries, is primarily engaged in the manufacturing and sales of a wide selection of farm and ranch tested utility terrain vehicles ("UTVs"), recreational all-terrain vehicles ("ATVs"), and pontoon and tritoon boats ("Pontoon Boats"). On April 4, 2024, the Company closed its initial public offering ("IPO") of 1,300,000 shares of its common stock at an IPO price of $4.50 per share for aggregate gross proceeds of approximately $5.85 million from the offering (Note 15). In connection with the offering, the Company's common shares began trading on the Nasdaq Capital Market under the trading symbol "MAMO." Mr. David Shan, the Company's Chairman of the Board and Chief Executive Officer ("CEO"), is the controlling shareholder (the "controlling shareholder") of the Company, owning 77.6% equity interest of Massimo Group as of December 31, 2025.

Reorganization

On June 1, 2023, the two shareholders transferred their 100% equity interest in Massimo Motor Sports, LLC ("Massimo Motor Sports") and 100% equity interest in Massimo Marine, LLC ("Massimo Marine") to Massimo Group (the "Reorganization"). After this Reorganization, Massimo Group ultimately owns 100% equity interests of Massimo Motor Sports and Massimo Marine.

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same controlling shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification ("ASC") 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Details of the Company and its subsidiaries are set out below upon the Reorganization:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Massimo Group	October 10, 2022	Nevada		Holding company
Massimo Motor Sports, LLC	June 30, 2009	Texas	100%	Manufacture of UTVs and ATVs
Massimo Marine, LLC	January 6, 2020	Texas	100%	Manufacture of Pontoon Boats

On June 1, 2023, the Company entered into two agreements with Asian International Securities Exchange Co., Ltd. ("AISE") and AISE agreed to invest $1 million in Massimo Motor Sports and $1 million in Massimo Marine to exchange for 15% of equity interest, respectively. After the Reorganization, the 15% of equity interest in Massimo Motor Marine and Massimo Marine owned by AISE was exchanged for a 15% equity interest in Massimo Group.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of Massimo Group and its wholly owned subsidiaries, have been prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). All intercompany balances and transactions have been eliminated in consolidation.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include allowance for inventories, allowance for credit losses, sales return liabilities, warranty costs and the assessment and the disclosure of contingent liabilities. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less.

Accounts receivable, net

Accounts receivable represents trade receivables and are recognized initially at fair value and subsequently adjusted for any allowance for expected credit loss. The Company grants credit to customers, without collateral, under normal payment terms. The Company uses a loss rate method to estimate the allowance for credit losses. The Company evaluates the expected credit loss of accounts receivable based on customer financial condition and historical collection information adjusted for current market economic conditions and forecasts of future economic performance when appropriate. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected.

Inventories, net

Inventories are stated at the lower of cost or net realizable value, using the first-in, first out (FIFO) method. Costs include the cost of raw materials, freight and duty. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. As of December 31, 2025 and 2024, the Company had inventory provision of $469,900 and $469,900, respectively, included in inventories, net in the consolidated balance sheet. Impairment provision of inventories was $nil and $30,000 for the years ended December 31, 2025 and 2024, respectively, included in cost of revenues in the consolidated statement of operations and comprehensive income.

Advance to suppliers

Advance to suppliers consists of balances paid to suppliers for the purchase of products, parts and accessories that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company evaluated the carrying value of individual advances based on specifics facts and circumstances for any impairment at each reporting date. For the years ended December 31, 2025 and 2024, the Company recorded the impairment loss of $nil and $772,780, respectively, on its advance to suppliers in connection with an expected settlement between the Company and one of the suppliers during the year.

Deferred offering cost

Deferred offering costs were expenses directly related to the Company's IPO. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized. The deferred offering costs are reclassified to additional paid-in capital upon receipts of the capital raised at IPO closing date.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

	Useful life
Furniture and fixtures	5-7 years
Machinery equipment	5-7 years
Electronic equipment	5 years
Transportation equipment	5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives (3-5 years)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gains or losses on disposals are determined by comparing proceeds with carrying amount and are recognized within "other income (expense)" in the consolidated statements of operations and comprehensive income.

Crypto Assets

The Company holds crypto assets (primarily Bitcoin) for treasury management purposes. The Company accounts for its crypto assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. Crypto assets are initially recorded at cost, which represents the fair value of the consideration given or received, plus direct transaction costs. Subsequently, these assets are measured at fair value at the end of each reporting period. Changes in the fair value of crypto assets, inclusive of both unrealized and realized gains and losses, are recognized directly in "Changes in fair value of crypto assets" within the consolidated statements of operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company adopted Accounting Standards Update ("ASU") No. 2016-02—Leases (Topic 842) since January 1, 2020, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

Operating Leases

For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Company measures right-of-use ("ROU") assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

Lease cost for operating leases includes the amortization of the ROU asset and interest expense related to the operating lease liability. For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Finance Leases

Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to "Depreciation of right-of-use finance asset" and interest expense on the finance lease liability, which is calculated using the interest method and recorded to "Interest expense, net." Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases, including periods covered by renewal options that the Company is reasonably certain of exercising.

Impairment of long-lived assets

Long-lived assets primarily consist of property and equipment and are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2025 and 2024, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

● Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
● Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
● Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivables, other receivable included in other current assets, loan from a related party, accounts payable, other payable, accrued expense and other liabilities, contract liabilities, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the lease liabilities approximated their fair value as the interest rates used to discount the contracts approximate market rates. The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2025 and 2024.

Revenue recognition

The Company adopted ASC Topic 606, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenue is generated primarily by sales of UTVs, ATVs, electric bikes ("e-bikes") and Pontoon Boats. Revenue represented the amount of consideration to which the Company expects to be entitled in exchange for promised goods. Revenue is recorded when performance obligations are considered to be satisfied when control is transferred to our customers. For sales made through our e-commerce platform, revenue is recorded upon delivery and customer acceptance. For direct sales and consignment sales, revenue is recognized when goods leave the warehouse and when customers pick up goods in stores, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales returns

The Company provides a refund policy to accept returns from end customers, which varies and depends on different products and sales channels. The estimated sales returns are determined based upon an analysis of historical sales returns. Return allowances are recorded as a reduction in sales with corresponding sales return liabilities which are included in "accrued return liabilities." The estimated cost of returned inventory is recorded as a reduction to cost of sales and an increase of right of return assets which is included in "inventories." The factors affecting the Company's sales return liabilities include the number of products currently within the return period, historical and anticipated rates of sales returns claimed on those products, and the estimated amount of returns that may be claimed within this period. If actual results differ from the estimates, the Company revises its estimated sales returns liability accordingly. At each period end, the Company reviews and reassesses the adequacy of its recorded sales returns liabilities and adjusts the amounts as necessary. As of December 31, 2025 and 2024, $12,166 and $261,588 of sales return liabilities associated with estimated product returns were recorded in the consolidated balance sheet, respectively. During the years ended December 31, 2025 and 2024, the Company recorded sales returns of $542,978 and $1,061,694 respectively.

Products warranty

The Company generally provides a one-year limited warranty against defects in materials related to the sale of products. The Company considers the warranty as an assurance type warranty since the warranty provides the customers the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The factors affecting the Company's warranty include the number of products currently under warranty, historical and anticipated rates of warranty claim on those products, and the estimates of repair and replacement costs to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary estimate used in determining the warranty liability and is relatively predictable using historical experience of failure rates. The average remaining aggregate warranty period of the products sold is calculated, repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amount with service providers. If actual results differ from the estimates, the Company revises its estimated warranty liability. Each quarter, the Company reevaluates its estimates and assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2025 and 2024, $152,795 and $503,553 of product warranty were recorded in the consolidated balance sheet, respectively. During the years ended December 31, 2025 and 2024, the Company recorded warranty expenses of $1,160,155 and $1,274,037, respectively.

Contract liabilities

The contract liabilities of the Company are primarily related to advances received from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. Contract liabilities are recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are delivered. As of December 31, 2025 and 2024, the Company recorded contract liabilities of $609,171 and $449,999, respectively, which will be recognized as revenue upon delivery of the products sold. For the years ended December 31, 2025 and 2024, the amounts transferred from contract liabilities to revenue at the beginning of the fiscal period were $449,999 and $1,158,440, respectively.

Disaggregation of revenues

The Company disaggregates its revenue from contracts by products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The Company's disaggregation of revenues for the years ended December 31, 2025 and 2024 is disclosed as follows:

| | Years Ended December 31, | | | |
	2025		2024	
UTVs, ATVs and e-bikes	$	70,425,174	$	105,575,151
Pontoon Boats		1,403,270		3,750,591
Total	$	71,828,444	$	109,325,742

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of revenues

Cost of revenues includes all of the costs and expenses directly related to the production of goods and services included in revenues. Cost of revenues primarily consists of cost of products, freight and duty allocated and warehouse related overhead, such as salaries and benefits, rent, warehouse supplies and depreciation expenses.

The freight and duty costs incurred when shipping raw materials from suppliers to the Company are included in cost of revenues, amounting to $9,344,473 and $11,385,278 for the years ended December 31, 2025 and 2024, respectively.

Shipping and handling costs

Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in selling expenses. The shipping and handling costs incurred upon goods delivery to customers are $4,444,322 and $6,282,588 for the years ended December 31, 2025 and 2024, respectively.

Advertising costs

The Company expenses all advertising costs as incurred. Advertising costs presented in selling expenses were $671,792 and $569,757 for the years ended December 31, 2025 and 2024, respectively.

401(k) benefit plan

The 401(k) benefit plan covers substantially all employees and allows voluntary employee contributions up to the annually adjusted Internal Revenue Service dollar limit. These voluntary contributions are matched equal to 100% of the employee's compensation contributed and not to exceed 4% of the total eligible compensation. The employees' voluntary contributions and the Company's matching contributions are 100% vested immediately. The Company adopted the 401(k) benefit plan from March 2022.

Income taxes

Before the Reorganization, the Company elected to be taxed as an S Corporation for federal and state income tax purposes. As an S Corporation, the Company was not subject to federal income tax and state tax in Texas. As such, shareholders were taxed on their pro rata share of earnings and deductions of the Company, regardless of the amount of distributions received. After the Reorganization, the Company became subject to U.S. federal income tax rate of 21% and the margin tax in the state of Texas.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes **(continued)**

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") ASC Topic No. 740, "Accounting for Uncertainty in Income Taxes." A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Significant judgment is also required in evaluating the Company's uncertain income tax positions and provisions for income taxes. Liabilities for uncertain income tax positions are recognized based on a two-step approach. The first step is to evaluate whether an income tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the income tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain income tax positions as interest expense.

Earnings per share

The Company computes earnings per share ("EPS") in accordance with ASC 260, "Earnings per Share" ("ASC 260"). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., Restricted Stock Units ("RSU"), options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Stock-based compensation

The Company follows the provisions of ASC 718, "Compensation - Stock Compensation" ("ASC 260"), which establishes the accounting for employee share-based awards. For employee share-based awards, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Segment reporting (restated)

The Company follows ASC 280, "Segment Reporting." The Company's Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole. However, the Company has identified that the Company engages in two distinct business activities, generates revenues from different products, and individually holds assets exceeding 10% of the Group's consolidated total. Hence, the Company concluded that it has two reporting segments.

As the Company's long-lived assets are all located in the United States and substantially all the Company's revenues are derived from within the United States, no geographical segments are presented.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration and risks

a. Concentration of credit risk

      Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other receivables included in other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. The Company maintains all the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of December 31, 2025, balances of two banks in Massimo Motor Sports exceeded the insured limits by $1,874,095 and $3,119,315, respectively.

      To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the United States. The Company conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for current expected credit losses based on the individual customer's financial condition, credit history, and the current economic conditions.

b. Foreign Exchange Risk

      Most of our raw materials are imported from China. The value of the Chinese Yuan against the U.S. dollar is affected by the changes in China and United States economic conditions. We do not believe that we currently have any significant direct foreign exchange risk as most of our sales agreements are specified in U.S. dollars and have not used any derivative financial instruments to hedge exposure to such risk.

c. Interest Rate Risk

      Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Our exposure to interest rate risk primarily relates to the interest rates from our lessors and our borrowings with banks. The related party loan bears no interest. Our leasing obligations' interest rates are fixed at the commencement date of the leases. We have not been exposed to material risks due to the fact that our borrowing from the bank is not significant. And we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

d. Liquidity Risk

      Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in mitigating liquidity risk is to maintain sufficient readily available reserves in order to meet our liquidity requirements at any point in time. We achieve this by maintaining adequate cash reserves and available banking facilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration and risks **(continued)**

e. Significant customers

For the years ended December 31, 2025 and 2024, one and one customer accounted for 69% and 65% of the Company's total revenues, respectively.

As of December 31, 2025 and 2024, one and one customer accounted for 84% and 57% of the Company's total accounts receivable.

f. Significant suppliers

For the year ended December 31, 2025, two suppliers individually accounted for 51% and 26% of the Company's total purchases respectively. For the year ended December 31, 2024, two suppliers individually accounted for 54% and 18% of the Company's total purchases respectively.

As of December 31, 2025, two suppliers individually accounted for 31% and 21% of the Company's total accounts payable, respectively. As of December 31, 2024, two suppliers individually accounted for 33% and 18% of the Company's total accounts payable, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

The Jumpstart Our Business Startups Act provides that an emerging growth company ("EGC") as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has adopted the extended transition period.

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures" (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income tax paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in the required additional disclosures being included in the Company's consolidated financial statements, once adopted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures, which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization, and depletion, within relevant income statement captions. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine the impact of adoption on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company's consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$ 5,820,911	$ 5,210,829
Less: allowance for credit loss	(493,874)	(384,192)
Accounts receivable, net	$ 5,327,037	$ 4,826,637

The Company recorded an addition of allowance for credit loss of $109,682 and an reversal of allowance for credit loss of $173,168 for the years ended December 31, 2025 and 2024, respectively. The Company wrote off uncollectible accounts receivable of $nil and $ nil from one customer for the years ended December 31, 2025 and 2024, respectively.

The movement of allowance for credit loss are as follows:

	December 31, 2025	December 31, 2024
Beginning balance	$ 384,192	$ 557,360
(Reversal of) addition of provision	109,682	(173,168)
Ending balance	$ 493,874	$ 384,192

The Company's accounts receivable balances as of December 31, 2025 and 2024 are pledged for its line of credit facility at Cathay Bank.

NOTE 4 — INVENTORIES

Inventories consist of the following:

	December 31, 2025	December 31, 2024
Products and accessories	$ 15,991,092	$ 18,001,768
Parts	2,181,292	1,113,872
Inventories in transit	3,664,403	4,861,016
Freight and duty	4,640,666	3,751,884
	26,477,453	27,728,540
Less: inventory allowance	(469,900)	(469,900)
Inventories, net	$ 26,007,553	$ 27,258,640

NOTE 4 — INVENTORIES (continued)

The movement of inventory allowance are as follows:

	December 31, 2025		December 31, 2024	
Beginning balance	$	469,900	$	439,900
Addition of provision		-		30,000
Ending balance	$	469,900	$	469,900

Impairment provision of inventories recorded for lower of cost or net realizable value adjustments were $nil and $30,000 for the years ended December 31, 2025 and 2024, respectively.

Partial inventories of $20,806,042 and $21,606,371 as of December 31, 2025 and 2024, respectively, were pledged for the Company's line of credit facility at Cathay Bank.

NOTE 5 — ADVANCE TO SUPPLIERS

Advance to suppliers consists of the following:

	December 31, 2025		December 31, 2024	
Advance to suppliers	$	193,403	$	871,856
Less: impairment of advance to suppliers		-		(772,780)
Advance to suppliers, net	$	193,403	$	99,076

An impairment of advance to suppliers of $nil and $772,780 was recorded during the years ended December 31, 2025 and 2024.

In June 2024, we reached a tentative agreement regarding general settlement terms with one supplier who would make payment of approximately $312,500 to resolve a claim. As a result, we wrote off a $772,780 advance to the suppliers, reducing it from $1,085,280 to $312,500. The settlement agreement was finalized in August 2024, and the related payment was received in October 2024.

NOTE 6 — PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	December 31, 2025		December 31, 2024	
Prepayment	$	2,264,128	$	1,096,383
Other receivables		267,129		124,049
Total	$	2,531,257	$	1,220,432

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2025	December 31, 2024
Furniture and Fixtures	$ 125,977	$ 125,977
Machinery equipment	360,868	360,868
Vehicles	539,028	473,667
Electronic equipment	35,303	35,303
Leasehold improvement	90,974	90,974
Subtotal	1,152,150	1,086,789
Less: accumulated depreciation and amortization	(696,072)	(554,530)
Property and equipment, net	$ 456,078	$ 532,259

The Company recorded depreciation expense of $141,542 and $129,598 for the years ended December 31, 2025 and 2024, respectively.

There was an addition of $65,361 and $387,876 on property and equipment during the years ended December 31, 2025 and 2024, respectively. There was a disposal of property and equipment with the net book value of $nil and $126,000 with realized gain of $nil and $36,001 on the disposal during the years ended December 31, 2025 and 2024, respectively.

No impairment loss was recorded for the years ended December 31, 2025 and 2024.

NOTE 8 — LEASES

On August 1, 2018, the Company signed a lease agreement with Miller Creek Holding LLC, a related party owned by the controlling shareholder, to lease the warehouse and office space of total 220,000 square feet for Massimo Motor with monthly rent of $40,000 used for its operation. The lease expired on July 31, 2021 and was further renewed for another three years and expired on July 31, 2024 with monthly rent of $60,000. On August 1, 2024, the lease was further renewed for another five years and will expire on July 31, 2029 with monthly rent of $145,750. On April 29, 2023, the Company signed another lease agreement with Miller Creek Holding LLC, to rent the warehouse and office space of total 66,000 square feet for Massimo Marine with monthly rent of $35,000 used for its operation. The lease will expire on April 30, 2026. On May 1, 2024, the Company signed another two lease agreements with Miller Creek Holding LLC, to rent additional warehouse and office space of 60,000 square feet and 30,000 square feet for monthly rent of $33,000 and $16,500 used for Massimo Motor and Massimo Marine's operations, respectively. The leases will expire on August 31, 2029. The Company also had multiple lease agreements for machinery, office equipment and vehicles with other companies. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total operating lease expense for the years ended December 31, 2025 and 2024 amounted to $3,320,069 and $2,058,524, respectively. Amortization of operating lease right-of-use assets amounted to $2,110,213 and $1,580,172 for the years ended December 31, 2025 and 2024, respectively.

Total accretion of finance lease liabilities for the years ended December 31, 2025 and 2024 amounted to $2,904 and $4,677, respectively. Amortization of finance lease right-of-use assets amounted to $44,192 and $41,748 for the years ended December 31, 2025 and 2024, respectively.

NOTE 8 — LEASES (continued)

Supplemental balance sheet information related to operating and financing leases was as follows:

Operating leases

	December 31, 2025	December 31, 2024
Operating lease liabilities - current	$ 1,956,045	$ 2,119,894
Operating lease liabilities - non-current	5,456,648	7,412,693
Total	$ 7,412,693	$ 9,532,587

Financing leases

	December 31, 2025	December 31, 2024
Finance lease liabilities - current	$ 23,927	$ 43,421
Finance lease liabilities - non-current	9,676	33,602
Total	$ 33,603	$ 77,023

The following table includes supplemental cash flow and non-cash information related to leases:

	December 31, 2025	December 31, 2024
Cash paid of amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$ 2,119,894	$ 2,011,837
Operating cash flows used in finance leases	$ 2,904	$ 4,677
Financing cash flows used in finance leases	$ 46,325	$ 41,648
Right-of-use assets obtained in exchange for lease obligations:		
Finance lease liabilities	$ -	$ -
Operating lease liabilities	$ -	$ 9,587,851

The weighted average remaining lease terms and discount rates for all of operating lease and finance leases were as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years):		
Finance lease	1.31 years	1.95 years
Operating leases	3.53 years	4.39 years
Weighted average discount rate:		
Finance leases	5.69%	4.85%
Operating leases	8.55%	8.65%

NOTE 8 — LEASES (*continued*)

The following is a schedule of maturities of operating and finance lease liabilities as of December 31, 2025:

Operating leases

Twelve months ending December 31,		
2026	$	2,507,498
2027		2,343,000
2028		2,343,000
2029		1,416,250
Total future minimum lease payments		8,609,748
Less: imputed interest		(1,197,055)
Present value of operating lease liabilities	$	7,412,693

Finance leases

Twelve months ending December 31,		
2026	$	25,173
2027		8,701
2028		1,450
Total future minimum lease payments		35,324
Less: imputed interest		(1,721)
Present value of finance lease liabilities	$	33,603

NOTE 9 — ACCRUED RETURN LIABILITIES

The following table shows changes in the Company's accrued return liabilities:

	December 31, 2025		December 31, 2024	
Beginning balance	$	261,588	$	283,276
Actual recognized products return		(542,978)		(1,061,694)
Accruals for product return liabilities		293,556		1,040,006
Ending balance	$	12,166	$	261,588

NOTE 10 — ACCRUED WARRANTY LIABILITIES

The following table shows changes in the Company's accrued warranty liabilities and related costs:

	December 31, 2025	December 31, 2024
Beginning balance	$ 503,553	$ 619,113
Cost of warranty claims	(1,160,155)	(1,274,037)
Accruals for product warranty	809,397	1,158,477
Ending balance	$ 152,795	$ 503,553

NOTE 11 — OTHER PAYABLE, ACCRUED EXPENSE AND OTHER CURRENT LIABILITY

The following table shows the breakdown of the Company's other payable, accrued expense and other current liabilities:

	December 31, 2025	December 31, 2024
Credit card liabilities	$ 17,699	$ 13,792
Sales Tax payable	9,951	27,129
Other current liabilities	66,606	-
Payroll liabilities	150,467	139,311
Accrual on litigation (Note 17)	5,988,961	5,988,961
Total	$ 6,233,684	$ 6,169,193

NOTE 12 — RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Company
David Shan	Controlling shareholder of the Company
Miller Creek Holdings LLC	Controlled by David Shan
Vessel Technology Inc.	Controlled by David Shan

(a) Loan from a related party

Loan from a related party consists of the following:

	December 31, 2025	December 31, 2024
Loan from David Shan, opening balance	$ 5,546,548	$ 7,920,141
Repayment	(3,546,459)	(2,373,593)
Capital dividend declared	-	-
Loan from David Shan, ending balance	2,000,089	5,546,548
Non-current	-	-
Current	$ 2,000,089	$ 5,546,548

On January 3, 2024, the Company entered into an unsecured loan agreement with Mr. David Shan, the Chairman of the Board and CEO, to change the payment term from due on demand to due on January 3, 2029. This unsecured loan was required by MidFirst Bank when the Company renewed the line of credit on January 3, 2024. On May 13, 2024, the line of credit with MidFirst Bank was closed and the Company obtained a new line of credit with Cathay Bank, which did not have no such requirement. The Company made repayment totaling $3,546,459 and $2,373,593 towards this loan during the year ended December 31, 2025 and 2024, respectively. The Company intends to continue the repayments of the loan from Mr. Shan in the next twelve months. Consequently, the outstanding balance has been reclassified from non-current liabilities to current liabilities as of December 31, 2025.

(b) Due from a related party

	December 31, 2025	December 31, 2024
Vessel Technology Inc.	$ -	$ 8,576

Due from a related party were $nil and $8,576 as of December 31, 2025 and 2024. Balance was in connection with health insurance reimbursement from Vessel Technology Inc.

NOTE 13 — TAXES

Corporate Income Taxes

Massimo Motor and Massimo Marine both terminated their status as a Subchapter S Corporation as of June 1, 2023, in connection with the Reorganization and became a taxable C Corporation. Prior to that date, as an S Corporation, the Company had no U.S. federal income tax expense. As such, any period prior to June 1, 2023 will only reflect a margin tax for the state of Texas and corresponding tax expense. As a C Corporation, the Company is subject to a combined effective tax rate for federal income taxes of 21% and state margin tax.

As of December 31, 2025 and 2024, the Company did not have an accrued liability for uncertain tax positions and does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months. For the years ended December 31, 2025 and 2024, no amounts were incurred for income tax uncertainties or interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company's tax years since its formation remain subject to possible income tax examination by its major taxing authorities for all periods. The Company's effective tax rate for the years ended December 31, 2025 and 2024 are 25.6% and 27.1% respectively.

The provision for income tax consists of the following:

| | | Years Ended December 31, | | |
		2025		2024
Income tax provision – current	$	2,481,320	$	1,646,771
Income tax recovery - deferred		(1,961,217)		(992,013)
Deferred tax adjustment – change of tax rates		-		-
Income tax provision	$	520,103	$	654,758

The following table reconciles the statutory tax rate to the Company's effective tax:

| | | Years Ended December 31, | | |
		2025		2024
Net income before income taxes	$	2,029,444	$	2,416,667
Income tax at the federal statutory rate		21%		21%
Statutory U.S. federal income tax provision		426,183		507,500
State margin tax		16,347		32,561
Non-deductible expense		77,573		40,048
Prior year true-up		-		74,649
Total	$	520,103	$	654,758

NOTE 13 — TAXES (continued)

Corporate Income Taxes (continued)

The Company's deferred tax assets and liabilities consist of the following:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Allowance for credit loss	$ 126,955	$ 80,680
Property and equipment	16,480	16,480
Lease liability – operating	1,556,666	2,001,843
Lease liability – financing	7,057	16,175
Other temporary difference	2,938,627	1,018,553
Total deferred tax assets	4,645,785	3,133,731
Deferred tax liabilities:		
Right of use assets – operating	(1,551,546)	(1,992,039)
Right of use assets – financing	(6,408)	(15,078)
Total deferred tax liabilities	(1,557,954)	(2,007,117)
Deferred tax assets, net	$ 3,087,831	$ 1,126,614

NOTE 14 — SHAREHOLDERS' EQUITY

Common Shares

Based on the Company's Articles of Incorporation, the authorized number of common stock was 100,000,000 shares of common stock with par value of $0.001, and 40,000,000 common shares were issued on June 1, 2023. The authorized number of preferred stock was 5,000,000 shares of preferred stock with par value of $0.01, and no preferred shares were issued. All share information included in these consolidated financial statements have been retroactively adjusted for the Reorganization as if such common shares issuance occurred on the first day of the first period presented. During the year ended December 31, 2024, the Company issued 1,548,819 shares and cancelled 8,869 shares of its common stock with par value of $0.001.

As of December 31, 2025 and December 31, 2024, 41,640,950 and 41,539,950 common shares were issued and outstanding, respectively, with par value of $0.001 per share.

NOTE 14 — SHAREHOLDERS' EQUITY (continued)

Initial Public Offering

On April 4, 2024, the Company closed its IPO of 1,300,000 shares of its common stock at an IPO price of $4.50 per share for aggregate gross proceeds of approximately $5.85 million from the offering. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance and expenses, were approximately $5.0 million. Pursuant to the terms and conditions of the underwriting agreement, dated as of April 1, 2024 (the "Underwriting Agreement"), by and between Craft Capital Management LLC (the "Representative") and the Company, the underwriters had an overallotment option, exercisable for 45 days following the IPO (or until May 19, 2024), to purchase up to an additional 195,000 shares from the Company at the $4.50 offering price less of the underwriting discount and commissions to cover over-allotments. As of the reporting date, all representative options have expired without exercise.

Common Shares Issued for Service

On June 18, 2024, the Company signed a consulting agreement (the "Consulting Agreement") with TJCM Asset Management LLC ("TJCM") to provide strategic consulting and financial advisory services to the Company for twelve months commencing June 18, 2024. As partial consideration for the services, TJCM is entitled to receive shares of the Company's common stock equivalent to a value of $160,000 calculated by the valuation price defined as average closing price of the Company's shares of common stock for the five consecutive trading days immediately preceding the effective date of the Consulting Agreement. On June 21, 2024, the Company issued 22,485 shares of common stock to TJCM as the prepayment of $80,000 on the services to be provided. On November 29, 2024, the agreement was terminated under mutual agreement, and the Company cancelled 8,869 shares out of the 22,485 shares of common stock previously issued to TJCM. The Company recorded expenses of $nil and $48,445 in connection with service for the years ended December 31, 2025 and 2024, respectively.

Representative's Warrants

Pursuant to the Underwriting Agreement, the Company issued to the Representative and its designee warrants to purchase 87,100 shares of common stock (the "Representative's Warrants"). The Representative's Warrants are exercisable at a per share exercise price equal to $5.63 and are exercisable at any time and from time to time, in whole or in part, during the period commencing on October 4, 2024 and terminating on April 4, 2029. Neither the Representative's Warrants nor any of the shares issued upon exercise of the Representative's Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six months immediately following the commencement of sales of the offering.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to their own shares and meet the requirements for equity classification. The warrants were recorded at fair value on the date of grant as a component of shareholders' equity. The fair value of these warrants was $220,000, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.02, risk free rate of 4.3%, expected term of five years; exercise price of the warrants of $5.63, volatility of 89%; and expected future dividends of nil.

As of December 31, 2025, 87,100 warrants in connection with IPO funding remained outstanding, with an exercise price of $5.63 and remaining life of 3.76 years.

NOTE 15 — EARNINGS PER SHARE

For the years ended December 31, 2025 and 2024, the effect of potential shares of common stock from the unexercised options, unexercised warrants, and unvested Restricted Stock Units ("RSU") are included in the computation of diluted net earnings per share. As a result, a total of 37,112 and 151,195 unvested RSU were included in the computation of weighted average number of common shares for the year ended December 31, 2025 and 2024, respectively.

For the years ended December 31, 2023, the Company had no stock options, warrants or RSU issued and no impact on diluted earnings per share.

The following table presents a reconciliation of basic and diluted net income per share:

| | Years Ended December 31, | |
	2025	2024
Net income attributable to the Company	$ 1,509,341	$ 1,761,909
Weighted average number of common shares outstanding – basic	41,603,838	41,010,654
Dilutive securities – unvested RSU	37,112	151,195
Weighted average number of common shares outstanding – diluted	41,640,950	41,161,849
Earnings per share – basic	$ 0.04	$ 0.04
Earnings per share – diluted	$ 0.04	$ 0.04

NOTE 16 — EMPLOYEE STOCK PLANS

Equity Incentive Plans

On May 22, 2024, the Company's Board approved the 2024 Equity Inventive Plan ("2024 Plan") and Restricted Stock Units ("RSUs") Agreements. The 2024 Plan and RSUs Agreement authorized the award of stock options, RSUs to employees and directors.

The Company recorded $307,379 and $922,399 stock-based compensation expense in connection with RSUs for years ended December 31, 2025 and 2024, respectively.

The following table summarized the Company's RSU activity:

	Number of RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Life in Years
Granted	328,334	3.76	0.58
Forfeited	(1,000)	3.88	-
Vested	(226,334)	3.70	-
Outstanding, December 31, 2024	101,000	$ 3.88	0.37
Exercisable, December 31, 2024	-	$ -	-

	Number of RSUs	Weighted Average Grant Date Fair Value	Weighted Average Remaining Life in Years
Outstanding, December 31, 2024	101,000	$ 3.88	0.37
Vested	(101,000)	3.88	-
Outstanding, December 31, 2025	-	$ -	-

NOTE 16 — EMPLOYEE STOCK PLANS (continued)

Options

On May 22, 2024, the Company signed a stock option agreement with Mr. David Shan, the Chief Executive Officer and two other executives of the Company, in connection with the 2024 Plan.

As part of the compensation, the Company agrees to grant Mr. Shan options to purchase up to 46,860 common shares under an Incentive Stock Option ("ISO") plan, at an exercise price of $4.268 per share. The options were granted on May 22, 2024, and the options vest at a rate of 23,430 per year for two years, effective on May 22, 2024. The aggregate fair value of the options granted to Mr. Shan was $73,000. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying common shares at time of grant of $3.88; risk free rate of 5.0% and 4.65%; expected term of 5 years; exercise price of the options of $4.268; volatility of 88.8%; and expected future dividends of $nil. These options will expire on May 21, 2029.

The Company also granted Mr. Shan options to purchase up to 103,140 common shares, at an exercise price of $4.0 per share under a Nonqualified Stock Option ("NSO") plan. The options were granted on May 22, 2024, and vest at a rate of 51,570 shares per year for two years, effective on May 22, 2024. The aggregate fair value of the options granted to Mr. Shan was $160,000. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying common shares at time of grant of $3.88; risk free rate of 5.0% and 4.65%; expected term of 10 years; exercise price of the options of $4.0; volatility of 88.8%; and expected future dividends of $nil. These options will expire on May 21, 2034.

The Company also granted two executives options to purchase up to 200,000 common shares, at an exercise price of $4.0 per share under ISO and NSO plans. The options were granted on May 22, 2024, and vest at a rate of 100,000 shares per year for two years, effective on May 22, 2024. The aggregate fair value of the options granted to these two executives was $272,000. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying common shares of $3.88; risk free rate of 5.0% and 4.65%; expected term of 10 years; exercise price of the options of $4.0; volatility of 88.8%; and expected future dividends of $nil. These options will expire on May 21, 2034.

As of December 31, 2025, intrinsic value of the options is nil.

The Company recorded $191,566 and $224,190 stock-based compensation expense in connection with options for years ended December 31, 2025 and 2024, respectively.

The following table summarized the Company's share option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Granted	350,000	4.04	9.23
Cancelled	-	-	-
Vested	-	-	-
Unvested balance, December 31, 2024	350,000	$ 4.04	8.72
Exercisable, December 31, 2024	-	$ -	-

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Unvested balance, December 31, 2024	350,000	$ 4.04	8.72
Exercisable, December 31, 2024			
Granted	-	-	-
Cancelled	-	-	-
Vested	-	-	-
Unvested balance, December 31, 2025	350,000	$ 4.04	8.06
Exercisable, December 31, 2025	175,000	$ 4.04	8.06

As of December 31, 2025, the total unrecognized compensation cost related to outstanding RSUs and stock options was $nil and $121,460, which the Company expects to recognize over a weighted-average period of nil years and 0.89 years.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in certain legal proceedings, claims and disputes arising from the commercial operations, which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company's consolidated balance sheets or results of operations or liquidity as at December 31, 2025 and December 31, 2024, except the two discussed below.

Litigation

Taizhou Nebula Power Co. Ltd. v. Massimo Motor Sports, LLC

On July 8, 2024, the Company received a final judgment from the trial court in the lawsuit filed by Taizhou Nebula Power Co, Ltd. ("Nebula") on September 15, 2020. The final judgment awarded Nebula $3,334,542 in damages, $1,436,809 in attorneys' fees and other court costs, and $1,217,610 in interest on balances from September 15, 2020. In connection with this judgment, the Company recorded an additional accrual of $3,645,092 as of December 31, 2024, bringing the total accrual related to this lawsuit to $5,988,961 and $5,988,961 as of December 31, 2025 and 2024, respectively. The Company filed an appeal in August 2024 and its appellant's brief in January 2025. As of the date of this Report, there are no further updates regarding this legal proceeding.

Zhejiang Qunying Vehicle Co., Ltd. v. Cho International, Inc

On September 5, 2023, Zhejiang Qunyinh Vehicle Co., Ltd. ("Zhejiang") filed suit against the Company and ten other corporate entities in the Superior Court of the State of California for Orange County. Zhejiang alleges claims of approximately $6,000,000 in damages for products that were allegedly shipped to the United States but not paid for. Despite being one of the ten entities that plaintiff has sued, the Company has had minimal interactions with Zhejiang. The Company has not purchased any products from Zheijang. In February 2024, Zhejiang filed a Second Amended Complaint. The Company filed a demurrer seeking to dismiss the Second Amended Complaint due to Zhejiang's failure to state a valid claim in March 2024. In August 2024, the Court denied in part and granted in part the Company's demurrer. As a result, Zhejiang still has valid claims against the Company. The trial is scheduled for March 2026. Based on the current assessment, the outcome of the legal proceeding is considered remote. Therefore, no accrual has been proposed in the financial statements. As of the date of this Report, there are no further updates regarding this legal proceeding.

NOTE 18 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company's chief operating decision maker in order to allocate resources and assess the performance of the Company.

The Company is primarily engaged in the business of manufacturing and sales of a wide selection of farm and ranch tested UTVs, recreational ATVs, and Pontoon Boats. The Company has identified that the Company engages in two distinct business activities, generates revenues from different products, and individually holds assets exceeding 10% of the Group's consolidated total. Hence, the Company concludes that it has two reporting segments.

The summary of key information by segments for the years ended December 31, 2025 and 2024 was as follows:

For year ended December 31, 2025

	Sales of UTVs, ATVs and e-bikes	Sales of Pontoon Boats	Total
Revenue from external customers	$ 70,425,174	$ 1,403,270	$ 71,828,444
Cost of revenue	$ 43,581,528	$ 1,297,718	$ 44,879,246
Gross profit	$ 26,843,646	$ 105,552	$ 26,949,198
Depreciation & amortization	$ 126,128	$ 15,414	$ 141,542
Long-lived assets	$ 7,121,546	$ 753,358	$ 7,874,904
Segment assets	$ 44,820,370	$ 6,612,441	$ 51,432,811

For year ended December 31, 2024

	Sales of UTVs, ATVs and e-bikes	Sales of Pontoon Boats	Total
Revenue from external customers	$ 105,575,151	$ 3,750,591	$ 109,325,742
Cost of revenue	$ 73,463,577	$ 3,402,226	$ 76,865,803
Gross profit	$ 32,111,574	$ 348,365	$ 32,459,939
Depreciation & amortization	$ 145,693	$ 25,653	$ 171,346
Long-lived assets	$ 9,950,148	$ 1,315,925	$ 11,266,073
Segment assets	$ 47,769,759	$ 7,119,759	$ 54,889,518

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued these consolidated financial statements, and unless disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements

On January 16, 2026, the Board of Directors (the "Board") of Massimo Group (the "Company") accepted Dr. Yunhao Chen's letter of resignation as Chief Financial Officer and director of the Company, effective as of January 16, 2026. Dr. Chen's decision to resign is not due to any disagreement with the Company, the Board, or any member of the Company's management. In connection with this transition, the Board appointed Mr. David Shan, currently the Chief Executive Officer of the Company, to serve as Interim Chief Financial Officer of the Company. On March 3, 2026, Massimo Group (the "Company") announced that the Board of Directors (the "Board") appointed Crystal Mingqui Xu as the Company's Chief Financial Officer, effective as of March 2, 2026.

INDEX TO FINANCIAL STATEMENTS

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
3.2	Bylaws of the Company (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
4.1	Form of Underwriter Warrant (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2024)
4.2	Description of Registered Securities (incorporated by reference to the Exhibit 4.2 filed with the annual report on Form 10-K filed with SEC on April 15, 2024)
10.1	Contribution Agreement dated June 1, 2023, by and among Massimo Group, David Shan and Asia International Securities Exchange Co., Ltd. (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.2	Employment Agreement dated June 1, 2023, between the Company and David Shan(†) (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.3	Employment Agreement dated June 1, 2023, between the Company and Dr. Yunhao Chen(†) (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.4	Business Loan Agreement dated April 18, 2022, between the Company and MidFirst Bank (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.5	Addendum No. 1 to Business Loan Agreement dated June 15, 2023, between the Company and MidFirst Bank (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.6	Addendum No. 2 to Business Loan Agreement, dated October 15, 2023, between the Company and MidFirst Bank (incorporated by reference to the Company's Registration Statement on Form S-1 filed with the SEC on December 18, 2023)
10.7	Business Loan Agreement, dated January 3, 2024 (incorporated by reference to the Company's Registration Statement on Form S-1/A filed with the SEC on February 5, 2024)
10.8	Promissory Note dated January 3, 2024 (incorporated by reference to the Company's Registration Statement on Form S-1/A filed with the SEC on February 5, 2024)
10.9	2024 Stock Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-1/A filed with the SEC on February 5, 2024)
10.10	Employment Agreement, dated March 1, 2025, between Massimo Group and Quenton Petersen (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2025)
10.11	Amendment No. 1 to the Massimo Group 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 24, 2025)

10.12	Strategic partnership agreement, dated June 11, 2024, by and between Armlogi Holding Corp and the Company(incorporated by reference to the Exhibit 10.10 filed with the Company's Annual Report on Form 10-K filed with the SEC on March 26, 2025)
10.13	Employment Agreement, effective March 2, 2026, between the Company and Crystal Mingqiu Xu (†) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 3, 2026)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 filed with the Company's Annual Report on Form 10-K filed with the SEC on March 26, 2025)
21.1	List of Subsidiaries*
23.1	Consent of HHL LLP Certified Public Accountants and Advisors, A Professional Corporation*
23.2	Consent of ZH CPA, LLC Certified Public Accountants and Advisors, A Professional Corporation *
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
32.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
97.1	Executive Compensation Clawback Policy, adopted March 25, 2024 (incorporated by reference to Exhibit 97.1 filed with the Annual Report on Form 10-K filed with the SEC on March 26, 2025)
101.xsd	Inline XBRL Taxonomy Extension Schema Document
101.cal	Inline XBRL Taxonomy Calculation Linkbase Document
101.def	Inline XBRL Taxonomy Definition Linkbase Document
101.lab	Inline XBRL Taxonomy Label Linkbase Document
101.pre	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

*   Filed herewith.
**   Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2026   **MASSIMO GROUP**

By:	*/s/ David Shan*
Name:	David Shan
Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ David Shan David Shan	Chief Executive Officer and Chairman *(Principal Executive Officer)*	March 31, 2026
/s/ Crystal Mingqiu Xu Crystal Mingqiu Xu	Chief Financial Officer and Director *(Principal Financial and Accounting Officer)*	March 31, 2026
/s/ Paolo Pietrogrande Paolo Pietrogrande	Director	March 31, 2026
/s/ Mark Sheffield Mark Sheffield	Director	March 31, 2026
/s/ Ting Zhu Ting Zhu	Director	March 31, 2026

Exhibit 21.1

MASSIMO GROUP

EXHIBIT 21 — SUBSIDIARY OF THE REGISTRANT

The following are the subsidiaries of Massimo Group as of December 31, 2025.

Name of Company	Incorporated	Percentage of Ownership
Massimo Motor Sports LLC	Nevada	100
Massimo Marine LLC	Texas	100
Massimo AI Technology, Inc.	Texas	100

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (SEC File No. 333-286353), Form S-8 (SEC File No. 333-278331) and Form S-8 (SEC File No. 333-288463), of our report dated March 31, 2026, with respect to the consolidated financial statements MASSIMO GROUP, incorporated by reference in this Annual Report (Form 10-K) for the year ended December 31, 2025, and the financial statement schedule of MASSIMO GROUP included herein.

/s/ HHL LLP

HHL LLP
New York
March 31, 2026

Exhibit 23.2



ZH CPA, LLC CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-278831 and 333-288463) and Form S-3 (File No. 333-286353) of Massimo Group and its subsidiaries (collectively the “Company”) of our report dated March 26, 2025 (except for the effects of the restatements disclosed in Note 2, Note 3, Note 14, Note 16 and Note 19 as to which the date is May 20, 2025), relating to the Company’s consolidated financial statements as of and for the year ended December 31, 2024, which appears in the Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ ZH CPA, LLC

Denver, Colorado

March 31, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Exhibit 31.1

CERTIFICATION OF THE
PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
RULE 13a-14(a) AND RULE 15d-14(a)
UNDER THE
SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Shan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Massimo Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

By: */s/ David Shan*
David Shan
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF THE
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
RULE 13a-14(a) AND RULE 15d-14(a)
UNDER THE
SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Crystal Mingqiu Xu, certify that:

1. I have reviewed this Annual Report on Form 10-K of Massimo Group;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

By: */s/ Crystal Mingqiu Xu*
Crystal Mingqiu Xu
Chief Financial Officer
(*Principal Financial Officer*)

Exhibit 32.1

**CERTIFICATION OF THE
PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Massimo Group (the "**Company**") for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "**Repor**t"), I, David Shan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 31, 2026

By: */s/ David Shan*
David Shan
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF THE
PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Massimo Group (the "**Company**") for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "**Repor**t"), I, Crystal Mingqiu Xu, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 31, 2026

By: */s/ Crystal Mingqiu Xu*
Crystal Mingqiu Xu
Chief Financial Officer
(Principal Executive Officer)